Prospectus: May 1, 2000

The JP Financial Heritage Series

JPF Separate Account C

Individual and Survivorship Flexible Premium Variable Life Insurance Policies

Issued by

JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
One Granite Place, Concord, New Hampshire 03301 (603) 226-5000

This Prospectus describes two forms of a flexible premium variable life insurance policy issued by Jefferson Pilot Financial Insurance Company ("we" or "JP Financial" or "the Company"): an individual flexible premium variable life insurance policy form ("JPF Heritage I") and a survivorship flexible premium variable life insurance policy form ("JPF Heritage II") (collectively the "Policy" or "Policies"). The Policies provide life insurance and pay a benefit, as described in this Prospectus, upon surrender or death with JPF Heritage I and upon surrender or Second Death with JPF Heritage II. The Policies allow flexible premium payments, Policy Loans, Withdrawals, and a choice of two Death Benefit Options. You may invest your account values on either a fixed or variable or combination of fixed and variable basis. You may allocate your Net Premiums to JPF Separate Account C (the "Separate Account"), and/or the General Account, or both Accounts. The Divisions of Separate Account C support the benefits provided by the variable portion of the Policies. The Accumulation Value allocated to each Division is not guaranteed and will vary with the investment performance of the associated Fund. Net Premiums allocated to the General Account will accumulate at rates of interest we determine; such rates will not be less than 4% per year. Your Policy may lapse if the Cash Value is insufficient to pay a Monthly Deduction. We will send premium reminder notices for Planned Periodic Premiums and for premiums required to continue the Policy in force. If the Policy lapses, you may reinstate it.

The Policies have a free look period during which you may return the Policies. We will refund your Premium (See "Right of Policy Examination").

This Prospectus also describes the Divisions used to fund the Policies through the Separate Account. Each Division invests exclusively in one of the following Portfolios:

J.P. Morgan Treasury Money Market Portfolio
J.P. Morgan Bond Portfolio
J.P. Morgan U.S. Disciplined Equity Portfolio
J.P. Morgan Small Company Portfolio
J.P. Morgan International Opportunities Portfolio

Not all Divisions may be available under all Policies or in all jurisdictions. You may obtain the current Prospectus and Statement of Additional Information ("SAI") for any of the Portfolios by calling (800) 258-3648 x7719.

Replacing existing insurance or supplementing an existing flexible premium variable life insurance policy with the Policies may not be to your advantage.

THIS PROSPECTUS IS VALID ONLY WHEN ACCOMPANIED BY THE CURRENT PROSPECTUSES FOR THE FUNDS. BOTH THIS PROSPECTUS AND THE UNDERLYING FUND PROSPECTUS SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Policies and shares of the funds are not deposits or obligations of or guaranteed by any bank. They are not federally insured by the FDIC or any other government agency. Investing in the contracts involves certain investment risks, including possible loss of principal invested.

THIS PROSPECTUS AND OTHER INFORMATION ABOUT JPF SEPARATE ACCOUNT C REQUIRED TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION CAN BE FOUND IN THE SEC'S WEB SITE AT http://www.sec.gov.

table of contents

This prospectus does not constitute an offering in any state in which such offering may not lawfully be made. JP Financial does not authorize any information or representations regarding the offering described in this prospectus other than as contained in this prospectus, the prospectuses of the funds or the Statements of Additional Information of the funds.

definitions

Accumulation Value—The total amount that a Policy provides for investment at any time plus the amount held as collateral for Policy Debt.

Age—The Insured's(s') age(s) at his or her nearest birthday.

Allocation Date—The date when we place the initial Net Premium in the Divisions and the General Account as you instructed in the application. The Allocation Date is the later of: 1) 25 days from the date we mail the Policy to the agent for delivery to you; or 2) the date we receive all administrative items needed to activate the Policy.

Attained Age(s)—The age(s) of the Insured(s) at the last Policy anniversary.

Beneficiary—The person you designate in the application to receive the Death Benefit proceeds. If changed, the Beneficiary is as shown in the latest change filed with the Company. If no Beneficiary survives the Insured, you or your estate will be the Beneficiary. The Beneficiary's interest may be subject to that of any assignee.

Cash Value—The Accumulation Value less any Surrender Charge. This amount less any Policy Debt is payable to you on the earlier of surrender of the Policy or the Maturity Date.

Code—The Internal Revenue Code of 1986, as amended.

Company—Jefferson Pilot Financial Insurance Company.

Cost of Insurance—A charge related to our expected mortality cost for your basic insurance coverage under the Policy, not including any supplemental benefit provision that you may elect through a Policy rider.

Date of Receipt—Any Company business day prior to 4:00 P.M. Eastern time, on which a notice or premium payment is received at our home office.

Death Benefit—The amount which is payable upon the death of the Insured under JP Financial Heritage I and the death of the last surviving Insured under JP Financial Heritage II, adjusted as provided in the Policy.

Death Benefit Options—Either of the two methods of determining the Death Benefit.

Division—A separate division of Separate Account C which invests only in the shares of a specified Portfolio of a Fund.

Fund—An open-end management investment company (mutual fund) whose shares are purchased by the Separate Account to fund the benefits provided by the Policy.

General Account—A non-variable funding option available in the Policy that guarantees a minimum interest rate of 4% per year.

Grace Period—The 61-day period beginning on the Monthly Anniversary Day on which the Policy's Cash Value less any Policy Debt is insufficient to cover the current monthly deduction, unless the cumulative minimum premium requirement has been met. The Policy will lapse without value at the end of the 61-day period unless we receive a sufficient payment.

Home Office—Our principal executive offices at One Granite Place, Concord, New Hampshire 03301.

Insured(s)—The person(s) upon whose life the Policy is issued.

Issue Age(s)—The Insured's(s') age(s) at his or her nearest birthday on the Policy Date.

Issue Date—The effective date on which coverage begins under the Policy.

Joint Equal Age—A calculation pursuant to a formula which converts the specific age, gender and underwriting classifications of the two Insureds into one age. On JP Financial Heritage II, the Joint Equal Age is used in determining issue age limitations, minimum premiums and guaranteed death benefit premiums.

Loan Value—Generally, 90% of a Policy's Cash Value on the date of a loan.

Maturity Date—Unless otherwise specified, the Maturity Date will be the Policy anniversary nearest to the Insured's 100th birthday for JP Financial Heritage I and the younger Insured's 100th birthday for JP Financial Heritage II.

Monthly Anniversary Date—The same day in each month as the Policy Date.

Net Premium—The gross premium less a 2.5% State Premium Tax Charge, a 1.25% Federal DAC

Tax Charge and a 3% Sales Charge, plus interest earned prior to the Allocation Date.

Policy Date—The date set forth in the Policy and from which policy years, policy months and policy anniversaries will be determined. If the Policy Date should fall on the 29th, 30th, or 31st of a month, the Policy Date will be the 28th of such month. You may request the Policy Date. If you do not request a date, it is the date the Policy is issued.

Policy Debt—The sum of all unpaid policy loans and accrued interest thereon.

Policyowner—The person or entity so designated in the application or as subsequently changed who may exercise all rights under the Policy.

Portfolio—A separate investment series of one of the Funds.

Proof of Death—One or more of the following: (a) a copy of a certified death certificate; (b) a copy of a certified decree of a court of competent jurisdiction as to the finding of death; (c) a written statement by a medical doctor who attended the Insured; or (d) any other proof satisfactory to JP Financial.

Second Death—Death of the Surviving Insured.

SEC—The United States Securities and Exchange Commission.

Separate Account C—JPF Separate Account C, a separate investment account we established for the purpose of funding the Policy.

Specified Amount—The amount you chose, which is the minimum death benefit payable under the Policy.

State—"State" means any State of the United States, the District of Columbia, Puerto Rico, Guam, the Virgin Islands or any other possession of the United States.

Surrender Charge—An amount we retain upon surrender or withdrawal of the Policy.

Surrender Value—Cash value less any Policy Debt.

Surviving Insured—The Insured living after one of the Insureds dies.

Valuation Date—The date and time at which the Accumulation Value of a variable investment option is calculated. Currently, this calculation occurs after the close of business of the New York Stock Exchange on any normal business day, Monday through Friday, that the Company and the New York Stock Exchange are open. In addition to being closed on all federal holidays, the Company will also be closed on Good Friday, the Friday following Thanksgiving and the day before or following Christmas.

Valuation Period—The period between two successive Valuation Dates, beginning at the close of regular trading on the New York Stock Exchange on each Valuation Date and ending at the close of regular trading on the New York Stock Exchange on the next succeeding Valuation Date.

policy summary

This Prospectus describes two forms of a flexible premium variable life insurance policy issued by Jefferson Pilot Financial Insurance Company ("JP Financial"). JP Financial Heritage I provides life insurance and pays a Death Benefit (subject to adjustment under the Policy's Age and/or Sex, Suicide and Incontestability, and Grace Period provisions) upon the Insured's death. JP Financial Heritage II provides life insurance on the lives of two Insureds, with the benefit payable upon surrender or Second Death. The Policy allows flexible premium payments, Policy Loans, Withdrawals and a choice of two Death Benefit Options. Account values may be either fixed or variable or a combination of fixed and variable.

Charges and fees will be assessed against premium payments, Accumulation Value, the Separate Account, the underlying Funds and upon surrender, increase or decrease in Specified Amount.

You must purchase your variable life insurance policy from a registered representative. The Policy, the initial application on the Insureds, any subsequent application and any riders constitute the entire contract.

At the time of application, you must choose one of two Death Benefit Options, one of two Death Benefit qualification tests, decide on the amount of premium and determine how to allocate Net Premiums. You may elect to supplement the

benefits afforded by the Policy through the addition of riders we make available.

The proceeds payable upon death depend on the Death Benefit Option chosen. Under Option 1 the Death Benefit equals the current Specified Amount. Under Option 2, the Death Benefit equals the current Specified Amount plus the Accumulation Value on the date of death. The Death Benefit proceeds will be reduced by repayment of any outstanding Policy Debt.

Although the Policy is designed to allow flexible premiums, you must pay sufficient premiums to continue the Policy in force. You must pay an initial premium, based on Issue Age(s), underwriting class and Specified Amount, at issue. No premium payment may be less than $500. You may establish a schedule of premium payments ("Planned Periodic Premiums"). Premium reminder notices will be sent for Planned Periodic Premiums and for premiums required to continue the Policy in force. Should your Policy lapse, you may reinstate it.

You may allocate your Net Premiums to the Separate Account, the General Account or both Accounts. Net Premiums allocated to the Separate Account must be allocated to one or more of the Divisions of the Separate Account and allocations must be in whole percentages. The variable portion of the Policy is supported by the Divisions you choose and will vary with the investment performance of the associated Portfolios. Net Premiums allocated to the General Account will accumulate at rates of interest we determine. The effective rate of interest will not be less than 4% per year.

State variations to the information in this Prospectus will be covered by Policy endorsements.

the separate account

The Separate Account underlying the Policy is JPF Separate Account C. Amounts allocated to the Separate Account are invested in the Portfolios. Each Portfolio is a series of an open-end management investment company whose shares are purchased by the Separate Account to fund the benefits provided by the Policy. The Portfolios, including their investment objectives and their investment advisers, are described in this Prospectus. Complete descriptions of the Portfolios' investment objectives and restrictions and other material information relating to the Portfolios are contained in the Portfolios' prospectuses, which are delivered with this Prospectus.

Separate Account C was established under New Hampshire law on August 4, 1993. Under New Hampshire Insurance Law, the income, gains or losses of the Separate Account are credited without regard to our other income, gains or losses. These assets are held for our variable life insurance policies. Any and all distributions made by the Portfolios with respect to shares held by the Separate Account will be reinvested in additional shares at net asset value. The assets maintained in the Separate Account will not be charged with any liabilities arising out of any other business we conduct. We are, however, responsible for meeting the obligations of the Policy to you.

No stock certificates are issued to the Separate Account for shares of the Portfolios held in the Separate Account. Ownership of Portfolio shares is documented on the books and records of the Portfolios and of the Company for the Separate Account.

The Separate Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 and meets the definition of separate account under the federal securities laws. Such registration does not involve any approval or disapproval by the Commission of the Separate Account or the Company's management or investment practices or policies. We do not guarantee the Separate Account's investment performance.

Divisions. The Policies presently offer four Divisions but may add or delete Divisions. Each Division will invest exclusively in shares of a single Portfolio.

▶CHARGES & FEES ASSESSED AGAINST PREMIUMS

Premium Charges

Before we allocate a premium to any of the Divisions of the Separate Account and the General Account, we will deduct a state premium tax charge of 2.5% (which represents an average of actual premium taxes imposed) unless otherwise required by state law (2.35% in California). We may impose the premium tax charge in states which do not themselves impose a premium tax. The state premium tax charge reimburses us for taxes we pay to states and municipalities in which the Policy is sold. The amount of tax assessed by a state or municipality may be more or less than the charge. We will also deduct a federal income tax charge of 1.25% ("Federal DAC Tax Charge") which reimburses us for our increased federal tax liability under federal tax laws. We have determined that these state and federal tax charges are reasonable in relation to our tax liability, but subject to state law, we reserve the right to increase these tax charges due to changes in the state or federal laws that increase our tax liability.

We will also deduct a sales charge of 3% from each premium payment for the cost of selling the Policy. This cost includes, among other things, agents' commissions, commission overrides, advertising and printing of prospectuses and sales literature.

▶CHARGES & FEES ASSESSED AGAINST ACCUMULATION VALUE

Charges and fees assessed against the Policy's Accumulation Value are deducted pro rata from each of the Divisions and the General Account.

Monthly Deduction

On each Monthly Anniversary Date and on the Policy Date, we will deduct from the Policy's Accumulation Value an amount to cover certain expenses associated with start-up and maintenance of the Policy and any optional benefits added by rider. The monthly deduction equals the cost of insurance for the Policy and the cost of any optional benefits added by rider.

Cost of Insurance. We calculate the Cost of Insurance charge monthly and we determine it separately for the initial Specified Amount and each increase in the Specified Amount thereafter. The Cost of Insurance rate is based on the sex, Issue Age(s), policy year, smoking status and rating class of the Insured(s), Specified Amount, Death Benefit option and applicable corridor percentage.

The cost of insurance equals (i) multiplied by the result of (ii) minus (iii) where:

(i) is the current Cost of Insurance Rate as described in the Policy;

(ii) is the Death Benefit at the beginning of the Policy month divided by 1.00327374; and

(iii) is the Accumulation Value at the beginning of the policy month.

If the corridor percentage is applicable, the Death Benefit will reflect the corridor percentage. The cost of insurance charge is not affected by the death of the first Insured to die under JP Financial Heritage II.

We determine the monthly cost of insurance rate based on expectations as to future mortality experience, and will never exceed the Monthly Guaranteed Cost of Insurance Rates set forth in the Policy. Those rates are based on the 1980 Commissioners Standard Ordinary Mortality Tables Male and Female (1980 Tables).

We will calculate a guaranteed Monthly Deduction Adjustment at the beginning of each policy year. We will allocate the Monthly Deduction Adjustment between the Divisions and the General Account in the same proportion as premium payments. The Adjustment is calculated as (i) multiplied by the result of (ii) minus (iii) minus (iv), but not less than zero, where:

(i) is a factor that varies by Specified Amount as follows:

Under $5,000,000	.0001250
$5,000,000 to $9,999,999	.0002500
$10,000,000 to $14,999,999	.0003750
$15,000,000 and above	.0004583

(ii) is an amount no greater than the Accumulation Value at the beginning of the policy year and guaranteed to be at least the Accumulation Value at the beginning of the policy year less any unloaned funds in the General Account;

(iii) is the Guideline Single Premium at issue under Section 7702 of the Code, increased on a pro rata basis for any increase in Specified Amount; and

(iv) is the outstanding Type A loan balance at the beginning of the policy year See "POLICY RIGHTS—Policy Loans" for a description of Type A loans.

We use the Monthly Deduction Adjustment to annually evaluate our mortality risk exposure on individual Policies based on several factors, including the proceeds from all mortality charges, including the cost of insurance charge and the mortality risk portion of the Risk Charge. We set the insurance charges to cover total anticipated mortality experience. As the amount at risk under a Policy decreases, resulting in an increase in Accumulation Value, our exposure on that Policy is reduced. our risk also decreases as the Specified Amount increases. Because the Monthly Deduction Adjustment formula factors in Accumulation Value and Specified Amount, the Monthly Deduction Adjustment can be translated into a net reduction of the Risk Charge. This amount is applied to the Accumulation Value. The Monthly Deduction Adjustment can be expressed as a reduction in the mortality portion of the Risk Charge as shown in the following table.

Specified Amount	Mortality Risk Charge	Monthly Deduction Adjustment	Mortality Risk Charge Below GSP	Mortality Risk Charge Above GSP	Effective Mortality Risk Charge*
$500,000-$4,999,999	.55%	.15%	.55%	.40%	.475%
$5,000,000-$9,999,999	.55%	.30%	.55%	.25%	.40%
$10,000,000-$14,999,999	.55%	.45%	.55%	.10%	.325%
$15,000,000 and Above	.55%	.55%	.55%	.0%	.275%

* Assumes that Accumulation Value, less any Type A loans, at the beginning of the policy year is twice the Guideline Single Premium ("GSP").

►CHARGES & FEES ASSESSED AGAINST THE SEPARATE ACCOUNT

Risk Charge

We will assess a charge on a daily basis against each Division at an annual rate of .65% of the Division's value to compensate us for mortality and expense risks in connection with the Policy. We bear the risk that the total amount of Death Benefit payable under the Policy will be greater than anticipated and we also assume the risk that the actual cost we incur to administer the Policy will not be covered by charges we assess under the Policy.

Administrative Fees

We will impose an administrative fee of $100 for each transfer among the Division or the General Account after the first 12 transfers in a policy year and except for the transfer of the initial Net Premium payments, plus interest from the General Account on the Allocation Date, loan repayments and transfers pursuant to the Dollar Cost Averaging and Portfolio Rebalancing features.

We will assess an $100 administrative fee for withdrawals.

►CHARGES & FEES ASSESSED AGAINST THE UNDERLYING FUNDS

Following are the management fees, paid by the Fund as a percentage of average net assets, and charged monthly against each Portfolio at the annual rates indicated.

J.P. Morgan Series Trust II

J.P. Morgan Bond Portfolio	.30%
J.P. Morgan U.S. Disciplined Equity Portfolio	.40%
J.P. Morgan Small Company Portfolio	.50%
J.P. Morgan International Opportunities Portfolio	.60%

►CHARGES DEDUCTED UPON SURRENDER

If you surrender your Policy in the first five policy years, we will assess a contingent deferred sales charge. The charge will be 5% of first year premiums for surrender in the first policy year, 4% of first year premiums for surrender in the second policy year, 3% of first year premiums for surrender in the third policy year, 2% of first year premiums for surrender in the fourth policy year and 1% of first year premiums for surrender in the fifth policy year. We will not assess a Surrender Charge after the fifth policy year. We will assess a pro rata portion of any Surrender Charge on a withdrawal. We will

reduce your Policy's Accumulation Value by the amount of any withdrawal plus any applicable pro rata Surrender Charge.

Other Charges

We reserve the right to charge the assets of each Division to provide for any income taxes or other taxes payable by us on the assets attributable to that Division.

allocation of premiums

You may allocate all or a part of your Net Premiums to the Divisions currently available under your Policy or to the General Account.

▶THE PORTFOLIOS

The Separate Account currently invests in shares of the Portfolios listed below. Net Premiums applied to the Separate Account will be invested in the Portfolios in accordance with your selection. We may add or withdraw Portfolios as permitted by applicable law. Shares of the Portfolios are not sold directly to the general public. Each of the Portfolios is available only through the purchase of variable annuities or variable life insurance policies. (See Mixed and Shared Funding)

The investment results of the Portfolios, whose investment objectives are described below, are likely to differ significantly. There is no assurance that any of the Portfolios will achieve their respective investment objectives. Investment income of the Portfolios involves special risks, which are described in their respective prospectuses. You should read the prospectuses for the Portfolios and consider carefully, and on a continuing basis, which portfolio or combination of Portfolios is best suited to your long-term investment objectives. Except where otherwise noted, all of the Portfolios are diversified, as defined in the Investment Company Act of 1940.

- ◆ **J.P. Morgan Bond Portfolio** seeks to provide a high total return consistent with moderate risk of capital and maintenance of liquidity.
- ◆ **J.P. Morgan U.S. Disciplined Equity Portfolio** seeks to provide a high total return from a portfolio comprised of selected equity securities.
- ◆ **J.P. Morgan Small Company Portfolio** seeks to provide a high total return from a portfolio of equity securities of small companies.
- ◆ **J.P. Morgan International Opportunities Portfolio** seeks to provide a high total return from a portfolio of equity securities of foreign corporations.

▶INVESTMENT ADVISER FOR THE FUND

The investment manager to the Trust is J.P. Morgan Investment Management, Inc. ("JPMIM"), which is an affiliate of Morgan Guaranty Trust Company of New York ("Morgan Guaranty").

▶MIXED AND SHARED FUNDING; CONFLICTS OF INTEREST

Shares of the Fund are available to insurance company separate accounts which fund variable annuity contracts and variable life insurance policies, including the Policy described in this Prospectus. Because Fund shares are offered to separate accounts of both affiliated and unaffiliated insurance companies, it is conceivable that, in the future, it may not be advantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in these Funds simultaneously, since the interests of such Policyowners or contractholders may differ. Although neither the Company nor the Fund currently foresees any such disadvantages either to variable life insurance or to variable annuity Policyowners, the Fund's Board of Trustees/ Directors has agreed to monitor events in order to identify any material irreconcilable conflicts which may possible arise and to determine what action, if any, should be taken in response thereto. If such a conflict were to occur, one of the separate accounts might withdraw its investment in a Fund. This might force that Fund to sell portfolio securities at disadvantageous prices.

▶FUND ADDITIONS, DELETIONS OR SUBSTITUTIONS

We reserve the right, subject to compliance with appropriate state and federal laws, to add, delete or substitute shares of another Portfolio or Fund for

Portfolio shares already purchased or to be purchased in the future for the Division in connection with the Policy. We may substitute shares of one Portfolio for shares of another Portfolio if, among other things, (a) it is determined that a Portfolio no longer suits the purpose of the Policy due to a change in its investment objectives or restrictions; (b) the shares of a Portfolio are no longer available for investment; or (c) in our view it has become inappropriate to continue investing in the shares of the Portfolio. We may make substitutions with respect to both existing investments and the investment of any future premium payments. However, we will not make any substitution of securities without prior notice to Policyowners, and without prior approval of the SEC or such other regulatory authorities as may be necessary, all to the extent required and permitted by the Investment Company Act of 1940 or other applicable law.

We also reserve the right to make the following changes in the operation of the Separate Account and the Divisions:

(a) to operate the Separate Account in any form permitted by law;

(b) to take any action necessary to comply with applicable law or obtain and continue any exemption from applicable laws;

(c) to transfer assets from one Division to another or from any Division to our general account;

(d) to add, combine, or remove Divisions in the Separate Account;

(e) to assess a charge for taxes attributable to the operation of the Separate Account or for other taxes, described in “Charges and Fees—Other Charges” on page above; and

(f) to change the way we assess other charges, as long as the total other charges do not exceed the amount currently charged the Separate Account and the Portfolios in connection with the Policies.

Portfolio shares are subject to certain investment restrictions which may not be changed without the approval of the majority of the Portfolios’ shareholders. See accompanying Prospectus for the Portfolios.

▶GENERAL ACCOUNT

Interests in the General Account have not been registered with the SEC in reliance upon exemptions under the Securities Act of 1933, as amended, and the General Account has not been registered as an investment company under the 1940 Act. However, disclosure in this Prospectus regarding the General Account may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements. Disclosure in this Prospectus relating to the Fixed Account has not been reviewed by the SEC.

The General Account is a fixed funding option available under the Policy. We guarantee a minimum interest rate of 4% on amounts in the General Account and we assume the risk of investment gain or loss. The investment gain or loss of the Separate Account or any of the Portfolios does not affect the General Account value.

If you do not accept the Policy issued as applied for or your exercise the “free look”, we will credit no interest and we will retain any interest earned on the initial Net Premium.

The General Account is secured by our general assets. Our general assets include all Company assets other than those held in separate accounts sponsored by us or our affiliates. We will invest the assets of the General Account in those investments we choose, as allowed by applicable law. We will allocate investment income of such General Account assets between us and those policies participating in the General Account.

We guarantee that, at any time before the Maturity Date, the General Account value of your Policy will not be less than the amount of Net Premiums allocated to the General Account, plus any monthly deduction adjustment, plus interest at an annual rate of not less than 4%, less the amount of any Withdrawals, Policy Loans or Monthly Deductions.

policy choices

►GENERAL

Each form of the Policy is designed to provide the Insureds with lifetime insurance protection and to provide the Policyowner with flexibility in amount and frequency of premium payments and level of life insurance proceeds payable under the Policy. JPF Heritage I is an individual flexible premium variable life insurance policy which provides life insurance coverage on one Insured, with the Death Benefit payable upon the death of the Insured. JPF Heritage II is a flexible premium survivorship variable life insurance policy which provides life insurance coverage on two Insureds, with a Death Benefit payable only on Second Death. You are not required to pay scheduled premiums to keep the Policy in force and you may, subject to certain limitations, vary the frequency and amount of premium payments. Subject to certain limitations, you may also adjust the level of life insurance payable under the Policy without having to purchase a new Policy by increasing or decreasing the Specified Amount. Death Benefits are payable under two options.

To purchase a Policy, you must complete an application and submit it to us through the agent selling the Policy. You must furnish satisfactory evidence of insurability. An Insured under JPF Heritage I must generally be between ages 0 and 80 and the Insureds under JPF Heritage II must generally be between 20 and 85 with only one Insured over the age of 80. The Joint Equal Age of the Insureds under JPF Heritage II cannot be over age 80. For ages 15 and over, each Insured's smoking status is reflected in the cost of insurance rates. Policies issued in certain States will not directly reflect the Insured's sex in either the premium rates or the charges or values under the Policy. We may reject an application for any good reason or contest a Policy during the contestable period.

The minimum Specified Amount at issue is $500,000 for JPF Heritage I and $2,000,000 for JPF Heritage II. We reserve the right to revise our rules from time to time to specify different minimum Specified Amounts at issue. We may reinsure all or a portion of the Policy.

►PREMIUM PAYMENTS

Because the Policy is a flexible premium life insurance policy, you may decide when to make premium payments and in what amounts. You must pay your premiums to us at our home office or through one of our authorized agents for forwarding to us. You may wire the initial premium to our bank when we notify you that we have approved your application. You may also wire subsequent premium payments to our bank. The bank wiring the funds may impose a charge for this service. There is no fixed schedule of premium payments on the Policy either as to amount or frequency. You may determine, within certain limits, your own premium payment schedule. These limits include an initial premium payment sufficient to keep the Policy in force for at least three months, and may also include limits on the total amount and frequency of payments in each year. No premium payment may be less than $500. We will return to you any premium payments less than the minimum amount of $500. In order to help you get the insurance benefits you want, we will state a Planned Periodic Premium and Premium Frequency in each Policy. This premium will usually be based upon your insurance needs and financial abilities, the current financial climate, the Specified Amount of the Policy, and the Insureds' ages, sex and risk classes. You are not required to pay such premiums and failure to make any premium payment will not necessarily result in lapse of the Policy, so long as the Policy's Surrender Value is sufficient to pay monthly deductions. Payment of the Planned Periodic Premiums will not guarantee that your Policy will remain in force. See "POLICY RIGHTS—Grace Period".

►GUARANTEED DEATH BENEFIT PREMIUMS

If you add the Guaranteed Death Benefit Rider to the Policy, the Death Benefit is guaranteed to never be less than the Specified Amount, provided you pay a cumulative minimum premium. This cumulative minimum premium is based on Issue Age(s), sex, smoking status and underwriting class(es) of the Insured(s) as well as the Specified Amount and Death Benefit option. We increase the premium for increases in the Specified Amount. See "POLICY RIGHTS—Policy Changes".

▶MODIFIED ENDOWMENT

We will only allow the Policy to become a modified endowment contract under the Internal Revenue Code with your consent. Otherwise, if at any time the premiums you pay under the Policy exceed the limit for avoiding modified endowment contract status, we will refund of the excess premium to you with interest within 60 days after the end of the Policy Year in which the premium was received. If, for any reason, we do not refund the excess premium within the 60-day period, the excess premium will be held in a separate deposit fund and credited with interest until refunded to you. The interest rate used on any refund, or credited to the separate deposit fund created by this provision, will be the excess premium's pro rata rate of return on the contract until the date we notify you that the excess premium and the earnings on such excess premium have been removed from the Policy. After the date of such notice, the interest rate paid on the separate deposit fund will be such rate as we may declare from time to time on advance premium deposit funds. We may also notify you of other options available to you to keep your Policy in compliance.

▶COMPLIANCE WITH THE INTERNAL REVENUE CODE

The Policy is intended to qualify as life insurance under the Internal Revenue Code. The Policy's Death Benefit is intended to qualify for the federal income tax exclusion. If at any time the premium paid under the Policy exceeds the amount allowable for such qualification, we will refund the premium to you with interest within 60 days after the end of the Policy Year in which we received the premium. If, for any reason, we do not refund the excess premium within the 60-day period, the excess premium will be held in a separate deposit fund and credited with interest until refunded to you. The interest rate used on any refund, or credited to the separate deposit fund created by this provision, will be the excess premium's pro rata rate of return on the contract until the date we notify you that the excess premium and the earnings on such excess premium have been removed from the Policy. After the date of such notice, the interest rate paid on the separate deposit fund will be such rate as we may declare from time to time on advance premium deposit funds.We may notify you of other options available to you to keep your Policy in compliance. We also reserve the right to refuse to make any change in the Specified Amount or the Death Benefit Option or any other change if such change would cause the Policy to fail to qualify as life insurance under the Code.

Under limited circumstances, we may backdate a Policy, upon request, by assigning an Issue Date earlier than the date the application is signed but no earlier than six months prior to state approval of the Policy. Backdating may be desirable, for example, so that you can purchase a particular Policy Specified Amount for a lower Cost of Insurance rate based on a younger insurance age. For a backdated Policy, you must pay the premium for the period between the Issue Date and the date the application is received at the Home Office. Backdating of your Policy will not affect the date on which your premium payments are credited to the Separate Account.

We will allocate premium payments, net of the premium tax charge, the Federal DAC tax charge and the sales charge, plus interest earned prior to the Allocation Date, among the General Account and the Divisions of the Separate Account in accordance with your directions to us. The minimum percentage of any net premium payment you may allocate to any Division or the General Account is 1% and allocations must be whole numbers only. Your initial premiums (including any interest) will be allocated, as you instructed, on the Allocation Date. Your subsequent premiums will be allocated as of the date they are received in our Home Office. Prior to the Allocation Date, the initial net premium, and any other premiums received, will be allocated to the General Account. (See "Right of Policy Examination")

You may change your premium allocation instructions a any time. Your request may be written or by telephone, so long as the proper telephone authorization is on file with us. Allocations must be changed in whole percentages. The change will be effective as of the date of the next premium payment after you notify us. We will send you confirmation of the change. (See "Transfers and Allocations to Funding Options")

▶DEATH BENEFIT OPTIONS

At the time of purchase, you must makes two choices. First you must choose between the two available Death Benefit Options. The amount payable upon the death of the Insured for JPF

Heritage I and upon the Second Death for JPF Heritage II depends upon which Death Benefit Option you choose. Second, you must choose the Death Benefit qualification test, which is the method for qualifying the Policy as life insurance for federal tax purposes. If you do not choose a Death Benefit qualification test or Death Benefit Option, we will assume that you selected the guideline premium test under Death Benefit Option I.

The amount of Death Benefit proceeds payable under your Policy will depend upon the Option you selected, as follows:

Option I: For Policies issued pursuant to the cash value accumulation test, the Death Benefit equals the greater of the current Specified Amount or the Policy's Accumulation Value at the date of death multiplied by the corridor percentage, as described below.

Option II: The Death Benefit equals the current Specified Amount plus the Accumulation Value of the Policy on the date of death. For Policies issued pursuant to the cash value accumulation test, the Death Benefit will not be less than the Accumulation Value on the date of death multiplied by the corridor percentage, as described below.

Option I emphasizes the impact of investment experience on Accumulation Value rather than insurance coverage because the Specified Amount and the Death Benefit generally remain stable. Under Option I, as Accumulation Value increases and Death Benefit does not increase, the amount at risk decreases. Thus, the cost of insurance charges are imposed on a decreasing amount. Option II emphasizes insurance coverage because favorable investment experience adds to the Accumulation Value that provides an addition to the total Death Benefit. Under Option II, favorable investment experience does not reduce the amount at risk upon which cost of insurance charges are based.

The corridor percentage is used to determine a minimum ratio of Death Benefit to Accumulation Value. This is required to qualify the Policy as life insurance under the federal tax laws. You may select either the minimum corridor percentage under the Code or an alternative corridor percentage that produces a higher corridor percentage beginning in policy year 25 and grades back to the minimum corridor percentage at the Maturity Date. Selection of the alternative corridor percentage will result in a higher ratio of Death Benefit to Accumulation Value beginning in policy year 25 than will selection of the minimum corridor percentage. The higher ratio will gradually reduce until it is equal to the ratio produced by use of the minimum corridor percentage by the Maturity Date. Although use of the alternative corridor percentage will result in a higher Death Benefit than the minimum corridor percentage beginning in policy year 25, this higher Death Benefit results in higher cost of insurance charges which will reduce the Accumulation Value and future Death Benefits.

You must also choose one of two available Death Benefit qualification tests: the cash value accumulation test or the guideline premium test. Once you have made your choice, you may not change the Death Benefit qualification test.

The cash value accumulation test requires that the Death Benefit must be sufficient so that the cash surrender value, as defined in the Code, never exceeds the net single premium required to fund the future benefits under the Policy. If the Accumulation Value is ever greater than the net single premium at the Insured's age and sex for the proposed Death Benefit, the Death Benefit will be automatically increased by multiplying the Accumulation Value by the corridor percentage computed in compliance with the Code. The corridor percentages under the Policy vary according to the Age(s), sex and underwriting classification(s) of the Insured(s) and the resulting Death Benefit determined by using the corridor percentage will be at least equal to the amount required for the Policy to be deemed life insurance under the Code. The corridor percentage is calculated using a 4% interest rate or, if higher, the contractually guaranteed interest rate and using mortality charges specified in the prevailing Commissioner's standard table as of the time we issue the Policy.

The guideline premium test limits the amount of premiums you can pay under your Policy given your age and sex. The test also applies a prescribed corridor percentage to determine a minimum ratio of Death Benefit to Accumulation Value. Following is a complete list of the corridor percentages applied in the guideline premium test.

Corridor Percentages (Attained as of the Younger Insured at the Beginning of the Contract Year)

Age	%	Age	%	Age	%	Age	%
0-40	250%	50	185%	60	130%	70	115%
41	243	51	178	61	128	71	113
42	236	52	171	62	126	72	111
43	229	53	164	63	124	73	109
44	222	54	157	64	122	74	107
45	215	55	150	65	120	75-90	105
46	209	56	146	66	119	91	104
47	203	57	142	67	118	92	103
48	197	58	138	68	117	93	102
49	191	59	134	69	116	94	101
						95+	100

There are two main differences between the guideline premium test and the cash value accumulation test. First, the guideline premium test limits the amount of premium that can be paid into a Policy. No such limits apply under the cash value accumulation test, although we may require evidence of insurability for any premium that would increase the net amount at risk. Second, the factors that determine the minimum Death Benefit relative to the Policy's Accumulation Value are different. Required increases in the minimum Death Benefit due to growth in Accumulation Value will generally be greater under the cash value accumulation test than under the guideline premium test. If you wish to pay premiums in excess of the guideline premium test limitations, you should elect the cash value accumulation test. If you do not wish to pay premiums in excess of the guideline premium test limitations, you should consider the guideline premium test. You should consult a qualified tax adviser for help in making a Death Benefit election.

The following examples demonstrate the determination of Death Benefit under Options I and II for both tests. The examples show a JPF Heritage I policy and a JPF Heritage II policy with the same Specified Amounts and Accumulation Values. The JPF Heritage I example assumes a Policy was issued to a male, non-smoker Insured, Age 45 at the time of calculation of the Death Benefit and that there is no outstanding Policy Debt. The JPF Heritage II example considers a Policy issued to one male and one female, both non-smokers, and both Age 45. The Policy is in its tenth policy year without any outstanding Policy Debt and with both Insureds having attained age 55.

JP Financial Heritage I

	Cash Value Accumulation Test	Guideline Premium Test
Specified Amount	1,000,000	1,000,000
Accumulation Value	500,000	500,000
Corridor Percentage	314%	215%
Death Benefit Option I	1,570,000	1,075,000
Death Benefit Option II	1,570,000	1,500,000

JP Financial Heritage II

	Cash Value Accumulation Test	Guideline Premium Test
Specified Amount	2,000,000	2,000,000
Accumulation Value	1,000,000	1,000,000
Corridor Percentage	306%	150%
Death Benefit Option I	3,060,000	2,000,000
Death Benefit Option II	3,060,000	3,000,000

Under both Option I and Option II, the Death Benefit will be reduced by a Withdrawal (See "Withdrawals"). The Death Benefit payable under either Option will also be reduced by the amount necessary to repay the Policy Debt in full and, if the Policy is within the Grace Period, any payment required to keep the Policy in force.

▶MATURITY OF THE POLICY

As long as your Policy remains in force, we will pay the Policy's Surrender Value on the Maturity Date. Benefits may be paid in a lump sum or under an optional payment plan. The Maturity Date is the date shown in the Policy. To change the Maturity Date, you must send a written request and the Policy to us. The Date of Receipt for any request must be before the Maturity Date then in effect. The Maturity Date you request must be (i) on a policy anniversary, (ii) at least one year from the Date of Receipt of the request, (iii) after the tenth policy year and (iv) on or before the policy anniversary nearest to the Insured's 100th birthday for JPF Heritage I and the younger Insured's 100th birthday for JPF Heritage II.

▶TRANSFERS AND ALLOCATIONS TO FUNDING OPTIONS

You may transfer all or part of the Accumulation Value to any other Division or to the General Account at any time. Funds may be transferred between the Divisions or from the Divisions to the General Account. You may request transfers in writing or by telephone. Each transfer must be at

least $1,000 unless a lesser amount constitutes the entire Accumulation Value in a Division or in the General Account. Accumulation Value transferred from one Division or from the General Account into more than one Division and/or the General Account, into one other Division or the General Account, counts as one transfer.

We currently permit 12 transfers per year without imposing any transfer charge. For transfers in excess of 12 in a Policy year, we will impose a transfer charge of $100 per transfer to cover administrative costs. We will deduct the transfer charge pro rata from the Divisions and/or the General Account into which the amounts are transferred. However, we will not impose a transfer charge on the transfer of the initial Net Premium, plus interest earned, from the General Account to the Divisions on the Allocation Date, or on loan repayments. We will not impose a transfer charge for transfers pursuant to either the Dollar Cost Averaging or Automatic Portfolio Rebalancing features. You may make up to 24 transfers per policy year. We reserve the right to revoke or modify transfer privileges and charges.

You may transfer 100% of the Policy's Accumulation Value to the General Account and elect to have all future premium payments allocated to the General Account. While you are doing this, the minimum period the Policy will be in force will be fixed and guaranteed. The minimum period will depend on the amount of Accumulation Value, the Specified Amount, the sex(s), the Attained Age and rating class of the Insured(s) at the time of the transfer. The minimum period will decrease if you surrender the Policy or make a withdrawal. The minimum period will increase if you decrease the Specified Amount, make additional premium payments, or we credit a higher interest rate than that guaranteed for the General Account or charge a lower cost of insurance rate than that guaranteed in the Contract.

Except for transfers in connection with Dollar Cost Averaging, Automatic Portfolio Rebalancing and loan repayments, we allow transfers out of the General Account to the Divisions only once in every 180 days and limit their amount to the lesser of (a) 25% of the Accumulation Value in the General Account not being held as loan collateral, or (b) $100,000. Any other transfer rules, including minimum transfer amounts, also apply. We reserve the right to modify these restrictions.

We will not impose a transfer charge for a transfer of all Accumulation Value in the Separate Account to the General Account. A transfer from the General Account to the Divisions of the Separate Account will be subject to the transfer charge unless it is one of the first 12 transfers in a policy year and except for the transfer of any New Premium payments received prior to the Allocation Date, plus interest earned, from the General Account and loan repayments, and transfers pursuant to the Dollar Cost Averaging or Automatic Portfolio Rebalancing features.

▶TELEPHONE TRANSFERS, LOANS AND REALLOCATIONS

You, your authorized representatives or members of their administrative staffs may request a transfer of Accumulation Value or reallocation of premiums (including allocation changes relating to existing Dollar Cost Averaging and Automatic Portfolio Rebalancing programs) either in writing or by telephone. In order to make telephone transfers, you must complete a written telephone transfer authorization form and return it to us at our Home Office. If you are unable to reach us by telephone, you may send us a written request via our telecopier machine at (603) 226-5155. Transfer requests received via telecopier are considered telephone transfers and are bound by the conditions outlined in the authorization form you signed. All transfers must be in accordance with the terms of the Policy. If the transfer instructions are not in good order, we will not execute the transfer and you will be notified.

We may also permit you to make loans by telephone, provided that your authorization form is on file with us. Only you may request loans by telephone.

We will use reasonable procedures, such as requiring identifying information from callers, recording telephone instructions, and providing written confirmation of transactions, in order to confirm that telephone instructions are genuine. Any telephone instructions which we reasonably believe to be genuine will be your responsibility, including losses arising from any errors in the communication of instructions. As a result of this procedure, you will bear the risk of loss. If we do not use reasonable procedures, as described above, we may be liable for losses due to unauthorized instructions.

We reserve the right to discontinue telephone transfers at any time without notice to you.

▶AUTOMATED TRANSFERS (DOLLAR COST AVERAGING AND PORTFOLIO REBALANCING)

Dollar Cost Averaging is a system of investing a uniform sum of money at regular intervals over an extended period of time. Dollar Cost Averaging is based on the economic fact that buying a security with a constant sum of money at fixed intervals results in acquiring more of the item when prices are low and less of it when prices are high.

You may establish automated transfers of a specific dollar amount (the "Periodic Transfer Amount") on a monthly, quarterly or semi-annual basis from the J.P. Morgan Treasury Money Market Division or the General Account to any other Division or to the General Account. You must have a minimum of $6,000 allocated to either the J.P. Money Market Division or the General Account in order to enroll in the Dollar Cost Averaging program. The minimum Periodic Transfer Amount is $500. A minimum of 1% of the Periodic Transfer Amount must be transferred to any specified Division. These amounts are subject to change at our discretion. If a transfer would reduce the Accumulation Value in the J.P. Morgan Money Market Division or the General Account to less than the Periodic Transfer Amount, we reserve the right to include such remaining Accumulation Value in the amount transferred. Dollar Cost Averaging will continue until you notify us that you wish to cancel the feature. We will transfer any amounts deposited into the Repository Account. There is currently no additional charge for the program, although we reserve the right to assess a charge, no greater than cost and with 30 days advance notice to you.

An Automatic Portfolio Rebalancing feature is also available to you. This feature provides a method for reestablishing fixed proportions between various types of investments on a systematic basis. Under this feature, the allocation between Divisions and the General Account will be automatically readjusted to the desired allocation, subject to a minimum of 1% per Division or General Account, on a quarterly, semi-annual or annual basis.

You may not elect Dollar Cost Averaging and Automatic Portfolio Rebalancing at the same time. We will make transfers and adjustments pursuant to these features on the Policy's Monthly Anniversary Date in the month in which the transaction is to take place or the next succeeding business day if the Monthly Anniversary Date falls on a holiday or weekend. We must have an authorization form on file before either feature may begin. Transfers under these features are not subject to the transfer fee and do not count toward the 12 free transfers or the 24 transfer maximum currently allowed per year.

Before participating in the Dollar Cost Averaging or Automatic Portfolio Rebalancing programs, you should consider the risks involved in switching between investments available under the Policy. Dollar Cost Averaging requires regular investments regardless of fluctuating price levels, and does not guarantee profits or prevent losses. Automatic Portfolio Rebalancing is consistent with maintaining your allocation of investments among market segments, although it is accomplished by reducing your Accumulation Value allocated to the better performing segments. Therefore, you should carefully consider market conditions and each Fund's investment policies and related risks before electing to participate in the Dollar Cost Averaging or Automatic Portfolio Rebalancing programs.

▶COMBINED REQUESTS

You may combine requests for changes in the Specified Amount and the Death Benefit option and requests for withdrawals. The requirements and limitations that apply to each change will apply to the combined transactions, including any required evidence of insurability, Specified Amount and premium limitations, effectiveness on the Monthly Anniversary Date following the Date of Receipt of the request, and the sufficiency of Cash Value to keep the Policy in force for the month following the transaction.

The effect of a combined transaction on the cost of insurance, the amount of the Death Benefit proceeds and the premium limitations will be the net result of such effects for each such transaction considered separately. You should consider the net result of a combined transaction in light of insurance needs, financial circumstances and tax consequences.

►ACCUMULATION VALUE

The Accumulation Value of your Policy is determined on a daily basis. Accumulation Value is the sum of the values in the Divisions plus the value in the General Account. We calculate your Policy's Accumulation Value in the Divisions by units and unit values under the Policies. Your Policy's Accumulation Value will reflect the investment experience of the Divisions investing in the Portfolios, any additional net premiums paid, any withdrawals, any policy loans and any charges assessed in connection with the Policy. We do not guarantee Accumulation Values in the Separate Account as to dollar amount.

On the Allocation Date, the Accumulation Value in the Separate Account (the "Separate Account Value") equals the initial premium payment, less the State Premium Tax charge, the Federal DAC Tax Charge and the sales charge, plus interest earned prior to the Allocation Date, and less the monthly deduction for the first policy month. We will establish the initial number of units credited to the Separate Account for your Policy on the Allocation Date. At the end of each Valuation Period thereafter, the Accumulation Value in a Division is

(i) the Accumulation Value in the Division on the preceding Valuation Date multiplied by the net investment factor, as described below, for the current Valuation Period, **plus**

(ii) any Net Premium we receive during the current Valuation Period which is allocated to the Division, **plus**

(iii) all Accumulation Value transferred to the Division from another Division or the General Account during the current Valuation Period, **minus**

(iv) the Accumulation Value transferred from the Division to another Division or the General Account and Accumulation Value transferred to secure a Policy Debt during the current Valuation Period, **minus**

(v) all withdrawals from the Division during the current Valuation Period.

Whenever a Valuation Period includes the Monthly Anniversary Date, the Separate Account Value at the end of such period is reduced by the portion of the monthly deduction allocated to the Division.

The Policy's total Accumulation Value in the Separate Account equals the sum of the Policy's Accumulation Value in each Division thereof.

►UNIT VALUES

We credit Units to you upon allocation of Net Premiums to a Division. Each Net Premium payment you allocate to a Division will increase the number of units in that Division. We credit both full and fractional units. We determine the number of units and fractional units by dividing the Net Premium Payment by the unit value of the Division to which you have allocated the payment. We determine each Division's unit value on each Valuation Date. The number of units credited will not change because of subsequent changes in unit value. The number is increased by subsequent contributions or transfers allocated to a Division, and decreased by charges and withdrawals from that Division. The dollar value of each Division's units will vary depending upon the investment performance of the corresponding Portfolio of the Trust.

The initial unit value of each Division's units was $10.00. Thereafter, the unit value of a Division on any Valuation Date is calculated by multiplying the Division's unit value on the previous Valuation Date by the net investment factor for the Valuation Period then ended.

The unit value of each Division's units on any day other than a Valuation Date is the unit value as of the next Valuation Date and is used for the purpose of processing transactions.

►NET INVESTMENT FACTOR

The net investment factor measures each Division's investment experience and is used to determine changes in unit value from one Valuation Period to the next. We calculate the net investment factor by dividing (1) by (2) and subtracting (3) from the result, where:

(1) is the sum of:

(a) the Net Asset Value of a Fund share held in the Separate Account for that Division determined at the end of the current Valuation Period; plus

(b) the per share amount of any dividend or capital gain distributions made for shares held in

the Separate Account for that Division if the ex-dividend date occurs during the Valuation Period;

(2) is the Net Asset Value of a Fund share held in the Separate Account for that Division determined as of the end of the preceding Valuation Period; and

(3) is the daily charge no greater than .0017808% representing the Mortality & Expense Risk Charge.

This charge is equal, on an annual basis, to .65% of the daily Net Asset Value shares held in the Separate Account for that Division.

Because the Net Investment Factor may be greater than, less than or equal to 1, values in a Division may increase or decrease from Valuation Period to Valuation Period.

The General Account Value reflects amounts allocated to the General Account through payment of premiums or transfers from the Separate Account, plus interest credited to those amounts. Amounts allocated to the General Account, and interest thereon, are guaranteed; however there is no assurance that the Separate Account Value of the Policy will equal or exceed the Net Premiums paid and allocated to the Separate Account.

You will be advised at least annually as to the number of Units which remain credited to the Policy, the current Unit Values, the Separate Account Value, the General Account Value, and the Accumulation Value.

▶SURRENDER VALUE

The Surrender Value of the Policy is the amount you can receive in cash by surrendering the Policy. The Surrender Value will equal (a) the Accumulation Value on the date of surrender; less (b) the Surrender Charge; less (c) the Loan Value plus any accrued interest. (See "Charges Deducted Upon Surrender")

policy rights

▶SURRENDERS

You may surrender the Policy for its Surrender Value at any time while one or both Insureds is alive by sending us a written request and the Policy. All insurance coverage under the Policy will end on the date of the Surrender. All or part of the Surrender Value may be applied to one or more of the Settlement Options described in the Prospectus or in any manner to which we agree and that we make available.

▶WITHDRAWALS

Subject to the following conditions, you may make withdrawals from the Policy at any time after the expiration of the Free Look Period.

- ◆ Your request for a withdrawal must be in writing.
- ◆ The amount you withdraw may not exceed the Surrender Value.
- ◆ A $100 charge will be deducted from the amount of the Cash Value you withdraw.
- ◆ We will also deduct a pro rata Surrender Charge.
- ◆ The minimum amount you may withdraw is $5,000.
- ◆ The Policy's Cash Value will be reduced by the amount of the withdrawal.
- ◆ The Policy's Accumulation Value will be reduced by the amount of the withdrawal plus any applicable pro rata Surrender Charge.
- ◆ The life insurance proceeds payable under the Policy will generally be reduced by the amount of the withdrawal plus any applicable pro rata Surrender Charge.

See "Charges Deducted Upon Surrender"

If you have chosen Death Benefit Option I, a withdrawal will reduce the Specified Amount. However, we will not allow a withdrawal if the Specified Amount remaining after the withdrawal would be less than $250,000 for JPF Heritage I and $500,000 for JPF Heritage II. If you previously increased the Specified Amount under your Policy, a withdrawal will first reduce the Specified Amount of the most recent increase, then the most recent increases successively, then the coverage under the original application. If the life insurance proceeds payable under either Death Benefit option, both before and after the withdrawal, is the Accumulation Value multiplied by the corridor percentage, a withdrawal generally will result in a reduction in life insurance proceeds equal to the amount paid upon withdrawal, multiplied by the corridor percentage then in effect.

If you have chosen Death Benefit Option II, a reduction in Accumulation Value as the result of a withdrawal will typically result in a dollar for dollar reduction in the life insurance proceeds payable under the Policy.

You may allocate a withdrawal among the Divisions and the General Account. If you do not make such an allocation, we will allocate the withdrawal among the Divisions and the General Account in the same proportion that the Accumulation Value in each Division and the Accumulation Value in the General Account, less any Policy Debt, bears to the total Accumulation Value of the Policy, less any Policy Debt, on the date of the withdrawal.

▶POLICY LAPSE AND GRACE PERIOD

If your Policy's Surrender Value is insufficient to satisfy the cost of insurance and any rider charges, your Policy will go into "lapse pending status". We will allow you 61 days of grace for payment of an amount sufficient to continue coverage. The premium required to avoid lapse must be enough to cover the monthly deduction for at least three policy months, after deduction of the state premium tax charge, the federal DAC tax charge and the sales charge.

We will mail written notice to your last known address thirty-one days prior to the end of the grace period. We will also send this notice to the last known address of any assignee of record.

The Policy will stay in force during the grace period. If the Insured (under JPF Heritage I) or the last surviving Insured (under JPF Heritage II) dies during the grace period, we will reduce the Death Benefit by the amount of any monthly deduction due and the amount of any outstanding Policy Debt. If you do not make a payment within 61 days after the Monthly Anniversary Date, the Policy will terminate without value at the end of the grace period.

If the Policy Debt ever exceeds the Cash Value and you do not make an additional payment within sixty-one days, the Policy will lapse.

▶REINSTATEMENT OF A LAPSED OR TERMINATED POLICY

If the Policy terminates as provided in its grace period benefit, you may reinstate it. To reinstate the Policy, the following conditions must be met:

- The Policy has not been fully surrendered.
- The terms of the original contract will apply upon reinstatement.
- The Policy Year on reinstatement will be measured from the Policy Date.
- You must apply for reinstatement within 5 years after the date of termination and before the Maturity Date.
- We must receive evidence of insurability of the Insured under JPF Heritage I or the Insureds or Surviving Insured under JPF Heritage II.
- We must receive a premium payment which is sufficient to cover the monthly deduction for three policy months, after deduction of the state premium tax, the federal DAC tax and the sales charge.
- If a loan was outstanding at the time of lapse, we will require that you repay or reinstate the loan before we reinstate the Policy.
- Supplemental Benefits will be reinstated only with our consent (See "Grace Period" and "Premium Payments").

▶RIGHT TO DEFER PAYMENT

Payments of any Separate Account value will be made within 7 days after our receipt of your written request. However, we reserve the right to suspend or postpone the date of any payment or any benefit or values for any Valuation Period (1) when the New York Stock Exchange is closed (except holidays or weekends); (2) when trading on the Exchange is restricted; (3) when an emergency exists as determined by the SEC so that disposal of the securities held in the funds is not reasonably practicable or it is not reasonably practicable to determine the value of the Funds' net assets; or (4) during any other period when the SEC, by order, so permits for the protection of security holders. For payment from the Separate Account in such instances, we may defer payment of Surrender and Withdrawal Values, any Death Benefit in excess of the current Specified Amount, transfers and any portion of the Loan Value.

Payment of any General Account Value may be deferred for up to six months, except when used to pay amounts due us.

▶POLICY LOANS

We will grant loans at any time after the expiration of the Right of Policy Examination using the Policy as security for the loan. The amount of the loan will

not be more than the Loan Value. Unless otherwise required by state law, the Loan Value for this Policy is 90% of Cash Value at the end of the Valuation Period during which the loan request is received. The maximum amount you can borrow at any time is the Loan Value reduced by any outstanding Policy Debt. Loans have priority over the claims of any assignee or any other person.

We will usually disburse loan proceeds within 7 days from the Date of Receipt of a loan request, although we reserve the right to postpone payments under certain circumstances. See "Right to Defer Payment". We may, in our sole discretion, allow you to make loans by telephone if you have filed a proper telephone authorization with us. So long as your Policy is in force and an Insured is living, you may repay your loan in whole or in part at any time without penalty.

Accumulation Value equal to the loan amount will be maintained in the General Account to secure the loan. Any unpaid loan interest due will also be transferred. You may allocate a policy loan among the Divisions and the General Account value that is not already allocated to secure a Policy Loan and we will transfer Separate Account Value as you have indicated. If you do not make this allocation, the loan will be allocated among the Divisions and the General Account in the same proportion that the Accumulation Value in each Division and the Accumulation Value in the General Account less Policy Debt bears to the total Accumulation Value of the Policy, less Policy Debt, on the date of the loan. We will make a similar allocation for unpaid loan interest due. A policy loan removes Accumulation Value from the investment experience of the Separate Account which will have a permanent effect on the Accumulation Value and Death Benefit even if the loan is repaid. General Account Value equal to Policy Debt will accrue interest daily at the lesser of an annual rate of 6% or the interest rate currently credited to the General Account.

We will charge interest on any outstanding Policy Debt with the interest compounded annually. There are two types of loans available. A Type A loan is charged the same interest rate as the interest credited to the amount of Accumulation Value held in the General Account to secure loans. The unloaned Type A balance is the Cash Value, less the threshold, and less the sum of any outstanding Type A loans. The threshold is the Guideline Single Premium for this policy at issue adjusted for increases as defined in Section 7702 of the Code. Any other loans are Type B loans. A Type B loan is charged an interest rate of 6.85%. It is possible for one loan request to result in both a Type A and a Type B loan. A request for a loan will be granted first as a Type A loan, to the extent available, and then as a Type B loan. Once a policy loan is granted, it remains a Type A or Type B until it is repaid. Increases in the Specified Amount will affect the determination of the amount available for a Type A loan; however, decreases in the Specified Amount will not have any such effect. Interest is due and payable at the end of each policy year. Any unpaid interest due becomes loan principal.

If Policy Debt exceeds Cash Value, we will notify you and any assignee of record. You must make a payment within 61 days from the date Policy Debt exceeds Cash Value or the Policy will lapse and terminate without value (See "Policy Lapse and Grace Period"). If this happens, you may be taxed on the total appreciation under the Policy. However, you may reinstate the Policy, subject to proof of insurability and payment of a reinstatement premium (See "Reinstatement of a Lapsed Policy").

You may repay the Policy Debt, in whole or in part, at any time during an Insured's life, so long as the Policy is in force. The amount necessary to repay all Policy Debt in full will include any accrued interest. If there is any Policy Debt, we will apply payments received from you as follows: we will apply payments in the amount of the Planned Periodic Premium, received at the Premium Frequency, as premium unless you specifically designate the payment as a loan repayment. We will apply premium payments in excess of the Planned Periodic Premium or premium payments received other than at the Premium Frequency, first as policy loan repayments, then as premium when you have repaid the Policy Debt. If you have both a Type A and a Type B loan, we will apply repayments first to the Type B loan and then to the Type A loan. Upon repayment of all or part of the Policy Debt, we will transfer the Policy's Accumulation Value securing the repaid portion of the debt in the General Account to the Divisions and the General Account in the same proportion in which the loan was taken.

An outstanding loan amount will decrease the Surrender Value available under the Policy. For example, if a Policy has a Surrender Value of $10,000, you may take a loan of 90% or $9,000,

leaving a new Surrender Value of $1,000. If a loan is not repaid, the decrease in the Surrender Value could cause the Policy to lapse. In addition, the Death Benefit will be decreased because of an outstanding Policy Loan. Furthermore, even if you repay the loan, the amount of the Death Benefit and the Policy's Surrender Value may be permanently affected since the Loan Value is not credited with the investment experience of the Funds.

►POLICY CHANGES

You may make changes to your Policy, as described below, by submitting a written request to our Home Office. Supplemental Policy Specification pages and/or a notice confirming the change will be sent to you once the change is completed.

Increase or Decrease in Specified Amount

You may increase or decrease the Specified Amount of your Policy after the first Policy Year so long as you are under attained age 80 by sending a written request and the Policy to our Home Office. However:

- Any increase or decrease must be at least $250,000 on JPF Heritage I and $500,000 on JPF Heritage II.
- Any increase or decrease will affect your cost of insurance charge.
- Any increase will affect the Monthly Deduction Adjustment and the amount available for a Type A loan.
- To apply for an increase, a supplemental application must be completed and evidence of insurability must be submitted.
- Any approved increase will become effective on the date shown in the Supplemental Policy Specifications page, so long as the Policy's Cash Value is sufficient to cover the deduction for the cost of the increased insurance for the policy month following the increase.
- An increase may require a payment or future increased planned Periodic Premiums.
- Any decrease may affect the Monthly Deduction Adjustment but will have no effect on the amount available for a Type A loan.
- Any decrease will become effective on the Monthly Anniversary Date after the date we receive the request.
- Any decrease will first apply to coverage provided by the most recent increase in Specified Amount, then to the next most recent increases successively and finally to the coverage provided under the original application.
- Any increases or decreases may result in federal tax implications (See "Federal Tax Matters").
- No decrease may decrease the Specified Amount below $250,000 for JPF Heritage I or below $500,000 for JPF Heritage II.

Change in Death Benefit Option

Any change in the Death Benefit Option is subject to the following conditions:

- You must send a written request for change.
- The change will take effect on the first Monthly Anniversary Date coinciding with or next following the date we receive your written request.

- Evidence of insurability may be required.
- If the Death Benefit option is changed from Option II to Option I, the Specified Amount will be increased by the Policy's Accumulation Value on the effective date of the change.
- If the Death Benefit is changed from Option I to Option II, the Specified Amount will be decreased by the Policy's Accumulation Value on the effective date of the change.
- We may not make a change in the Death Benefit option if the change would result in a Specified amount which is less than a minimum Specified Amount of $250,000 for JPF Heritage I and $500,000 for JPF Heritage II.
- The cost of insurance will be affected by the change.

►RIGHT OF POLICY EXAMINATION ("FREE LOOK PERIOD")

The Policy has a free look period during which you may examine the Policy. If for any reason you are dissatisfied, you may return the Policy to us at our Home Office or to our representative within 20 days of delivery of the Policy to you (or within a different period if required by state law). Return the Policy to Jefferson Pilot Financial Insurance Company, One Granite Place, Concord, New Hampshire 03301. Upon its return, the Policy will be deemed void from its beginning. Within seven days, we will return to you all payments we received on the Policy. Prior to the Allocation Date, we will hold the initial Net Premium and any other premiums we receive in our General Account. We will retain any interest earned if you exercise the Free Look right, unless otherwise required by state law.

►SUPPLEMENTAL BENEFITS

The supplemental benefits currently available as riders to the Policy include the following:

- **Guaranteed Death Benefit Rider -** guarantees that the Policy will stay in force during the guarantee period specified in the rider with a Death Benefit equal to the Specified Amount, subject to the terms of the rider.
- **Automatic Increase Rider -** allows for scheduled annual increases in Specified Amount, subject to the terms of the rider.
- **Policy Exchange Option Rider -** allows you to exchange JPF Heritage II for two individual policies, one on each Insured named in the Policy, subject to the terms in the rider.
- **Extension of Maturity Date Rider -** allows you to extend the original Maturity Date of the Policy, subject to the terms of the rider.
- **Exchange of Insured Rider -** available under JPF Heritage I and allows you to exchange the Policy for a reissued policy on the life of a substitute insured, subject to the terms of the rider.

death benefit

We will pay the Death Benefit under the Policy in a lump sum unless you or the beneficiary have elected that it be paid under one or more of the available Settlement Options. We will reduce the Death Benefit by any outstanding Policy Debt and any charges due and we will increase the Death Benefit by any benefits you add by rider.

Payment of the Death Benefit may be delayed if the Policy is being contested. You may elect a Settlement Option for a beneficiary and deem it irrevocable. You may revoke or change a prior election. The beneficiary under JPF Heritage II may make or change an election within 90 days of the Second Death, unless you have made an irrevocable election.

All or part of the Death Benefit may be applied under one of the Settlement Options, or such options as we may choose to make available in the future.

If the Policy is assigned as collateral security, we will pay any amount due the assignee in a lump sum. Any excess Death Benefit due will be paid as elected. (See "Right to Defer Payment" and "Policy Settlement")

policy settlement

We will pay proceeds in whole or in part in the form of a lump sum or in one of the Settlement Options available under the Policy upon the death of the Insured for JPF Heritage I, upon Second Death for JPF Heritage II or upon maturity.

You may make a written request to elect, change or revoke a Settlement Option before payments begin under any Settlement Option. This request will take effect upon its filing at our Home Office. If you have not elected a Settlement Option when the Death Benefit becomes payable to the beneficiary, the beneficiary may make the election.

▶SETTLEMENT OPTIONS

The following Settlement Options are available under the Policy:

Option A—Installments of a specified amount. Payments of an agreed amount to be made monthly until the proceeds and interest are exhausted.

Option B—Installments for a specified period. Payments to be made monthly for an agreed number of years.

Option C—Life Income. Payments to be made each month for the lifetime of the payee. We guarantee that payments will be made for a minimum of 10, 15 or 20 years, as agreed upon.

Option D—Interest. We will pay interest on the proceeds we hold, calculated at the compound rate of 3% per year. We will make interest payments at 12, 6, 3 or 1 month intervals.

Option E—Interest: Retained Asset Account (Performance Plus Account). We will pay interest on the proceeds we hold, based on the floating 13-week U.S. Treasury Bill rate fixed quarterly. The payee can write checks against such account at any time and in any amount up to the total in the account. The checks must be for a minimum of $250.

The interest rate for Options A, B and D will not be less than 3% per year. The interest rate for Option C will not be less than 2.5% per year. The interest rate for Option E will not be less than 2% per year.

Unless otherwise stated in the election of any option, the payee of the policy benefits shall have the right to receive the withdrawal value under that option. For Options A, D and E, the withdrawal value shall be any unpaid balance of proceeds plus accrued interest. For Option B, the withdrawal value shall be the commuted value of the remaining payments. We will calculate this withdrawal value on the same basis as the original payments. For Option C, the withdrawal value will be the commuted value of any remaining guaranteed payments. If the payee is alive at the end of the guarantee period, we will resume the payment on that date. The payment will then continue for the lifetime of the payee.

If the payee of the policy benefits dies before the proceeds are exhausted or the prescribed payments made, a final payment will be made in one sum to the estate of the last surviving payee. The amount to be paid will be calculated as described for the applicable option in the Withdrawal Value provision of the Policy.

Calculation of Settlement Option Values

We will calculate the value of the Settlement Options as set forth in the Policy.

the company

Jefferson Pilot Financial Insurance Company ("JP Financial") is a stock life insurance company originally chartered in 1903 in Tennessee and has been continuously engaged in the insurance business since that time. Prior to May 1, 1998, JP Financial was known as Chubb Life Insurance Company of America ("Chubb Life"). Prior to July 1, 1991, Chubb Life was known as The Volunteer State Life Insurance Company. On July 1, 1991, Chubb Life redomesticated from the State of Tennessee to the State of New Hampshire and is now a New Hampshire life insurance company. Effective April 30, 1997, Chubb Life, formerly a wholly-owned subsidiary of The Chubb Corporation, became a wholly-owned subsidiary of Jefferson-Pilot Corporation, a North Carolina corporation. The

principal offices of Jefferson-Pilot Corporation are located at 100 North Greene Street, Greensboro, North Carolina 27401. Its telephone number is 336-691-3000.

JP Financial's home office and service center are located at One Granite Place, Concord, New Hampshire 03301; its telephone number is 800-258-3648.

JP Financial is licensed to do life insurance business in forty-nine states of the United States, Puerto Rico, the U.S. Virgin Islands, Guam and in the District of Columbia.

JP Financial and its subsidiaries had total assets, at December 31, 1999, of $6.2 billion and had over $68 billion of insurance in force, while total assets of Jefferson-Pilot Corporation and its subsidiaries (including JP Financial), as of the same date, were approximately $26.4 billion.

JP Financial writes individual life insurance and annuities. It is subject to New Hampshire law governing insurance, and is regulated and supervised by the New Hampshire Insurance Commissioner. JP Financial is currently rated AAA (Superior) by Duff & Phelps, AAA (Superior) by Standard & Poor's Corporation and A+ (Superior) by A.M. Best and Company. These ratings do not apply to Separate Account C, but reflect the opinion of the rating company as to JP Financial's ability to meet its contractual obligations to its policyowners and its relative financial strength. Even though assets in Separate Account C are held separately from JP Financial's other assets, ratings of JP Financial may still be relevant to Policyowners since not all of JP Financial's contractual obligations relate to payments based on those segregated assets.

MANAGEMENT OF JP FINANCIAL

Executive Officers and Directors of JP Financial

Directors

Name	Principal Occupation and Business Address
Dennis R. Glass	Executive Vice President (also serves as Executive Vice President and Chief Financial Officer of Jefferson-Pilot Corporation and Executive Vice President, Chief Financial Officer and Treasurer of Jefferson-Pilot Life Insurance Company) 100 North Greene Street Greensboro, North Carolina 27401
Kenneth C. Mlekush	President (also serves as Executive Vice President of Jefferson-Pilot Life Insurance Company) 100 North Greene Street Greensboro, North Carolina 27401
David A. Stonecipher	Chairman and Chief Executive Officer (also serves as President and Chief Executive Officer of Jefferson-Pilot Life Insurance Company) 100 North Greene Street Greensboro, North Carolina 27401

Executive Officers (Other Than Directors)

Name	Position
Charles C. Cornelio	Executive Vice President
Leslie L. Durland	Executive Vice President
John D. Hopkins	Executive Vice President, General Counsel
John C. Ingram	Executive Vice President
Reggie D. Adamson	Senior Vice President
Ronald R. Angarella	Senior Vice President
Charles P. Elam II	Senior Vice President, Annuity Secretary
Hal B. Phillips, Jr.	Senior Vice President, Chief Life Actuary
Richard T. Stange	Senior Vice President, Deputy General Counsel
John W. Wells	Senior Vice President
James R. Abernathy	Vice President
David K. Booth	Vice President
H. Lusby Brown	Vice President
Margaret O. Cain	Vice President
John A. Andia	Vice President
Rebecca M. Clark	Vice President
Richard C. Dielensnyder	Vice President
Kenneth S. Dwyer	Vice President
Peter N. Ellinwood	Vice President
Ronald H. Emery	Vice President
Randal J. Freitag	Vice President

Name	Position
Carol R Hardiman	Vice President
James A. Hoffman II	Vice President, Associate
Donald M. Kane	Vice President
Patrick A. Lang	Vice President
Shari J. Lease	Vice President
James E. MacDonald, Jr.	Vice President
Donna L. Metcalf	Vice President
W. Hardee Mills, Jr.	Vice President
Thomas E. Murphy, Jr. M.D.	Vice President and Medical Director
Robert A. Reed	Vice President, Secretary
James M. Sandelli	Vice President
Russell C. Simpson	Vice President and Treasurer
William A. Spencer	Vice President
Francis A. Sutherland, Jr.	Vice President
John A. Thomas	Vice President
John A. Weston	Vice President
Robert H. Whalen	Vice President

The officers and employees of JP Financial who have access to the assets of Separate Account C are covered by a fidelity bond issued by American International Group in the amount of $20,000,000.

additional information

►REPORTS TO POLICYOWNERS

We will maintain all records relating to the Separate Account. At least once in each Policy Year, we will send you an Annual Summary containing the following information:

1. A statement of the current Accumulation Value and Cash Value since the prior report or since the Issue Date, if there has been no prior report;
2. A statement of all premiums paid and all charges incurred;
3. The balance of outstanding Policy Loans for the previous calendar year;
4. Any reports required by the 1940 Act.

We will promptly mail confirmation notices at the time of the following transactions:

1. policy issue;
2. receipt of premium payments;
3. initial allocation among Divisions on the Allocation Date;
4. transfers among Divisions;
5. change of premium allocation;
6. change between Death Benefit Option 1 and Option 2;
7. increases or decreases in Specified Amount;
8. withdrawals, surrenders or loans;
9. receipt of loan repayments;
10. reinstatements; and
11. redemptions due to insufficient funds.

►RIGHT TO INSTRUCT VOTING OF FUND SHARES

In accordance with our view of present applicable law, we will vote the shares of the Funds held in the Separate Account in accordance with instructions received from Policyowners having a voting interest in the Funds. Policyowners having such an interest will receive periodic reports relating to the Fund, proxy material and a form for giving voting instructions. The number of shares you have a right to vote will be determined as of a record date established by the Fund. The number of votes that you are entitled to direct with respect to a Fund will be determined by dividing your Policy's Accumulation Value in a Division by the net asset value per share of the corresponding Portfolio in which the Division invests. We will solicit your voting instructions by mail at least 14 days before any shareholders meeting.

We will cast the votes at meetings of the shareholders of the Fund and the votes will be

based on instructions received from Policyowners. However, if the Investment Company Act of 1940 or any regulations thereunder should be amended or if the present interpretation should change and, as a result, we determine that we are permitted to vote the shares in our own right, we may elect to do so.

We will solicit voting instructions by written communication prior to such meeting. we will vote Fund shares for which we do not receive timely instructions and Fund shares which are not otherwise attributable to Policyowners in the same proportion as the voting instruction we receive for all Policies participating in each Fund through the Separate Account. We reserve the right to vote any or all such shares at our discretion to the extent consistent with then current interpretations of the 1940 Act and rules thereunder.

▶DISREGARD OF VOTING INSTRUCTIONS

When required by state insurance regulatory authorities, we may disregard voting instructions if the instructions require that shares be voted so as to cause a change in sub-classification or investment objectives of the Fund or to approve or disapprove an investment advisory contract for the Fund. We may also disregard voting instructions initiated by a Policyowner in favor of changes in the investment policy or the investment adviser of the Fund if we reasonably disapprove of such changes.

We only disapprove a change if the proposed change is contrary to state law or prohibited by state regulatory authorities or if we determine that the change would have an adverse effect on the Separate Account if the proposed investment policy for a fund would result in overly speculative or unsound investments. In the event that we do disregard voting instructions, a summary of that action and the reasons for such action will be included in the next annual report to Policyowners.

▶STATE REGULATION

Jefferson Pilot Financial Insurance Company is governed under the laws of the state of New Hampshire and is subject to regulation by the Insurance Commissioner of New Hampshire. An annual statement is filed with the New Hampshire Insurance Commissioner on or before March 1 of each year covering the operations and reporting on the financial condition of JP Financial as of December 31 of the preceding year. Periodically, the Commissioner examines the assets and liabilities of JP Financial and Separate Account C and verifies their adequacy and a full examination of JP Financial's operations is conducted by the Commissioner at least every five years.

In addition, JP Financial is subject to the insurance laws and regulations of other states within which it is licensed to operate. Generally, the insurance department of any other state applies the laws of the state of domicile in determining permissible investments.

We will offer the Policy for sale in all jurisdictions where we are authorized to do business and where the Policy has been approved by the appropriate insurance department or regulatory authorities. Any significant variations from the information appearing in this Prospectus which are required due to individual state requirements are contained in endorsements to the Policy.

▶LEGAL MATTERS

We know of no pending material proceedings to which either the Separate Account or the Company is a party or which would materially affect the Separate Account. The legal validity of the securities described in the prospectus has been passed on by our Counsel. The law firm of Jorden Burt Boros Cicchetti Berenson & Johnson, 1025 Thomas Jefferson Street, Suite 400, East Lobby, Washington, DC 20007-5201, serve as our Special Counsel with regard to federal securities laws.

▶THE REGISTRATION STATEMENT

We have filed a Registration Statement under the Securities Act of 1933 relating to the offering described in this Prospectus. This Prospectus does not include all of the information set forth in the Registration Statement, certain portions of which has been omitted pursuant to SEC rules and regulations. You should refer to the instrument as filed to obtain any omitted information.

▶FINANCIAL STATEMENTS

Our financial statements which are included in the Prospectus should be considered only as bearing on our ability to meet our obligations under the Policy. They should not be considered as bearing on the investment experience of the assets held in the Separate Account.

▶EMPLOYMENT BENEFIT PLANS

Employers and employee organizations should consider, in connection with counsel, the impact of

Title VII of the Civil Rights Act of 1964 on the purchase of this policy in connection with an employment-related insurance or benefit plan. The U.S. Supreme Court held, in a 1983 decision, that, under Title VII, optional annuity benefits under a deferred compensation plan could not vary on the basis of sex.

▶DISTRIBUTION OF THE POLICY

Jefferson Pilot Variable Corporation (JPVC), a North Carolina corporation incorporated on January 13, 1970, will serve as principal underwriter of the securities offered under the Policy as defined by the federal securities laws. The Policy will be sold by individuals who, in addition to being licensed as life insurance agents for us, are also registered representatives of broker-dealers who have entered into written sales agreements with JPVC. Each such broker-dealer will receive as a commission the full charge of 3% imposed on premiums. Any such broker-dealers will be registered with the SEC and will be members of the National Association of Securities Dealers, Inc. We may also offer and sell policies directly.

Jefferson Pilot Variable Corporation is engaged in the sale and distribution of various other securities, including other flexible premium variable life policies. It acts as principal underwriter for other flexible premium variable life policies and variable annuity contracts issued by JP Financial (and its affiliated insurance companies) and for the Jefferson Pilot Variable Fund, Inc. mutual funds. It sells a number of mutual fund shares as well as shares of other securities.

▶INDEPENDENT AUDITORS

Ernst & Young LLP, 200 Clarendon Street, Boston, Massachusetts, are the independent auditors of the Separate Account and Ernst & Young LLP, 300 North Greene Street, Greensboro, North Carolina, are the independent auditors for the Company. The services provided to the Separate Account include primarily the audits of the Separate Account's financial statements.

▶GROUP OR SPONSORED ARRANGEMENTS

Policies may be purchased under group or sponsored arrangements. A group arrangement includes a program under which a trustee, employer or similar entity purchases individual Policies covering a group of individuals on a group basis. A sponsored arrangement includes a program under which an employer permits group solicitation of its employees or an association permits group solicitation of its members for the purchase of Policies on an individual basis.

We may reduce the following types of charges for Policies issued in connection with group or sponsored arrangements: the cost of insurance charge, surrender or withdrawal charges, administrative charges, charges for withdrawal or transfer, the guaranteed death benefit charge and charges for optional rider benefits. We may also issue Policies in connection with group or sponsored arrangements on a "non-medical" or guaranteed issue basis; actual monthly cost of insurance charges may be higher than the current cost of insurance charges under otherwise identical Policies that are medically underwritten. We may also specify different minimum Specified Amounts at issue for Policies issued in connection with group or sponsored arrangements.

We may also reduce or eliminate certain charges or underwriting requirements for Policies issued in connection with an exchange of another JP Financial policy or a policy of any JP Financial affiliate.

The amounts of any reduction, the charges to be reduced, the elimination or modification of underwriting requirements, and the criteria for applying a reduction or modification will generally reflect the reduced sales and administrative effort, costs and differing mortality experience appropriate to the circumstances giving rise to the reduction or modification. Reductions and modifications will not be made where prohibited by applicable law and will not be unfairly discriminatory.

GENERAL

Following is a discussion of the federal income tax considerations relating to the Policy. This discussion is based on our understanding of federal income tax laws as they now exist and are currently interpreted by the Internal Revenue Service. These laws are complex and tax results may vary among individuals. Anyone contemplating the purchase of or the exercise of elections under the Policy should seek competent tax advice.

FEDERAL TAX STATUS OF THE COMPANY

We are taxed as a life insurance company in accordance with the Internal Revenue Code of 1986, as amended (the "Code"). For federal income tax purposes, the operations of each Separate Account form a part of our total operations and are not taxed separately, although operations of each Separate Account are treated separately for accounting and financial statement purposes.

Both investment income and realized capital gains of the Separate Account are reinvested without tax since the Code does not impose a tax on the Separate Account for these amounts. However, we reserve the right to make a deduction for such tax should it be imposed in the future.

LIFE INSURANCE QUALIFICATION

The Policy contains provisions not found in traditional life insurance policies. Moreover, the Code does not directly address how it applies to survivorship policies. In the absence of final regulations or other guidance under the Code regarding this form of contract, there is necessarily some uncertainty as to whether a survivorship policy will meet the Code's definition of life insurance contract. However, we believe that it should qualify as a life insurance contract for Federal income tax purposes, with the result that all Death Benefits paid under the Policy will generally be fully excludable from the gross income of the Policy's Beneficiary for Federal income tax purposes. Policyowners should consult with their own tax advisers in this regard.

Section 7702 of the Code includes a definition of life insurance for tax purposes. The definition provides limitations on the relationship between the death benefit and the account value. If necessary, we will increase your Death Benefit to maintain compliance with Section 7702.

The Policy is intended to qualify as life insurance under the Code. The Death Benefit provided by the Policy is intended to qualify for federal income tax exclusion. If at any time the premium paid under the Policy exceeds the amount allowable for such qualification, we will refund the premium to you with interest within 60 days after the end of the Policy Year in which we received the premium. If, for any reason, we do not refund the excess premium within that 60-day period, the excess premium will be held in a separate deposit fund and credited with interest until refunded to you. The interest rate used on any refund, or credited to the separate deposit fund created by this provision, will be the excess premium's pro rata rate of return on the contract until the date we notify you that the excess premium and the earnings on such excess premium have been removed from the Policy. After the date of such notice, the interest rate paid on the separate deposit fund will be such rate as we may declare from time to time on advance premium deposit funds. You may be notified of other options available to you to keep your policy in compliance with the Code. You may also choose to have the Policy become a modified endowment contract. We also reserve the right to refuse to make any change in the Specified Amount or the Death Benefit Option or any other change if such change would cause the Policy to fail to qualify as life insurance uner the Code.

A modified endowment contract is a life insurance policy which fails to meet a "seven-pay" test. In general, a policy will fail the seven-pay test if the cumulative amount of premiums paid under the policy at any time during the first seven policy years exceeds a calculated premium level. The calculated seven-pay premium level is based on a hypothetical policy issued on the same insured persons and for the same initial death benefit which, under specified conditions (which include the absence of expense and administrative charges), would be fully paid for after seven years. Your policy will be treated as a modified endowment unless the cumulative premiums paid under your policy, at all times during the first seven policy years, are less than or

equal to the cumulative seven-pay premiums which would have been paid under the hypothetical policy on or before such times.

Whenever there is a "material change" under a policy, it will generally be treated as a new contract for purposes of determining whether the policy is a modified endowment, and subject to a new seven-pay premium period and a new seven-pay limit. The new seven-pay limit would be determined taking into account, under a prospective adjustment formula, the Policy Account Value of the policy at the time of such change. A materially changed policy would be considered a modified endowment if it failed to satisfy the new seven-pay limit. A material change could occur as a result of a change in death benefit option, the selection of additional benefits, the restoration of a terminated policy and certain other changes.

If the benefits under your policy are reduced, for example, by requesting a decrease in Face Amount, or in some cases by making partial withdrawals, terminating additional benefits under a rider, changing the death benefit option, or as a result of policy termination, the calculated seven-pay premium level will be redetermined based on the reduced level of benefits and applied retroactively for purposes of the seven-pay test. If the premiums previously paid are greater than the recalculated seven-pay premium level limit, the policy will become a modified endowment unless you request a refund of the excess premium, as outlined above. Generally, a life insurance policy which is received in exchange for a modified endowment or a modified endowment which terminates and is restored, will also be considered a modified endowment.

If a Policy is deemed to be a modified endowment contract, any distribution from the Policy will be taxed in a manner comparable to distributions from annuities (i.e., on an "income-first" basis); distributions for this purpose include a loan, pledge, assignment or partial withdrawal. Any such distributions will be considered taxable income to the extent Accumulation Value under the Policy exceeds investment in the Policy.

A 10% penalty tax will apply to the taxable portion of such a distribution. No penalty will apply to distributions (i) to taxpayers 59 1/2 years of age or older, (ii) in the case of a disability which can be expected to result in death or to be of indefinite duration or (iii) received as part of a series of substantially equal periodic annuity payments for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his beneficiary.

To the extent a Policy becomes a modified endowment contract, any distribution, as defined above, which occurs in the policy year it becomes a modified endowment contract and in any year thereafter, will be taxable income to you. Also, any distributions within two years before a Policy becomes a modified endowment contract will also be income taxable to you to the extent that accumulation value exceeds investment in the Policy, as described above. The Secretary of the Treasury has been authorized to prescribe rules which would similarly treat other distributions made in anticipation of a policy becoming a modified endowment contract. For purposes of determining the amount of any distribution includable in income, all modified endowment contract policies that fail the above-described tests which are issued by the same insurer, or its affiliates, to the same policyowner during any calendar year are treated as one contract. The Secretary of the Treasury is also authorized to issue regulations in this connection.

In addition to the distribution rules for modified endowment contracts, the Code and proposed regulations thereunder require that reasonable mortality and other charges be used in satisfying the definition of life insurance. The death benefit under a policy which meets this definition will continue to be excluded from the beneficiary's gross income. We believe that the Policies meet this definition. As long as a policy does not violate the tests described above, it will not fail to meet the tests of the Code and the general tax provisions described herein still apply.

The foregoing summary does not purport to be complete or to cover all situations, and, as always, there is some degree of uncertainty with respect to the application of the current tax laws. In addition to the provisions discussed above, the United States Congress may consider other legislation which, if enacted, could adversely affect the tax treatment of life insurance policies. Also, the Treasury Department may amend current regulations or adopt new regulations with respect to this and other Code provisions. Therefore, you are advised to consult a tax adviser or attorney for more complete tax information, specifically regarding the applicability of the Code provisions to your situation.

Under normal circumstances, the Policy is not a modified endowment contract and loans received under the Policy will be construed as your indebtedness. You are advised to consult a tax adviser or attorney regarding the deduction of interest paid on loans.

Even if the Policy is not a modified endowment contract, a partial withdrawal together with a reduction in death benefits during the first 15 policy years may create taxable income for you. The amount of that taxable income is determined under a complex formula and it may be equal to part or all of, but not greater than, the income on the contract. A partial withdrawal made after the first 15 Policy Years will be taxed on a recovery of premium-first basis, and will only be subject to federal income tax to the extent such proceeds exceed the total amount of premiums you have paid that have not been previously withdrawn.

If you make a partial withdrawal, surrender, loan or exchange of the Policy, we may be required to withhold federal income tax from the portion of the money you receive that is includable in your federal gross income. A Policyowner who is not a corporation may elect not to have such tax withheld; however, such election must be made before we make the payment. In addition, if you fail to provide us with a correct taxpayer identification number (usually a social security number) or if the Treasury notifies us that the taxpayer identification number which has been provided is not correct, the election not to have such taxes withheld will not be effective. In any case, you are liable for payment of the federal income tax on the taxable portion of money received, whether or not an election to have Federal income tax withheld is made. If you elect not to have federal income tax withheld, or if the amount withheld is insufficient, then you may be responsible for payment of estimated tax. You may also incur penalties under the estimated tax rules if the withholding and estimated tax payments are insufficient. We suggest that you consult with a tax adviser or attorney as to the tax implications of these matters.

In the event that a Policy is owned by the trustee under a pension or profit sharing plan, or similar deferred compensation arrangement, the tax consequences of ownership or receipt of proceeds under the Policy could differ from those stated herein. However, if ownership of such a Policy is transferred from the plan to a plan participant (upon termination of employment, for example), the Policy will be subject to all of the Federal tax rules described above. A Policy owned by a trustee under such a plan may be subject to restrictions under ERISA and a tax adviser should be consulted regarding any applicable ERISA requirements.

The Policy may also be used in various arrangements, including non-qualified deferred compensation or salary continuation plans, split dollar insurance plans, executive bonus plans and others, where the tax consequences may vary depending on the particular facts and circumstances of each individual arrangement. A tax adviser should be consulted regarding the tax attributes of any particular arrangement where the value of it depends in part on its tax consequences.

Federal estate and local estate, inheritance and other tax consequences of ownership or receipt of policy proceeds depend upon the circumstances of each Policyowner and Beneficiary. If the Policyowner is the last surviving insured, the Death Benefit proceeds will generally be includable in the Policyowner's estate on his or her death for purposes of the federal estate tax. If the Policyowner dies and was not the last surviving Insured, the fair market value of the Policy may be included in the Policyowner's estate. In general, Death Benefit proceeds are not included in the last surviving Insured's estate if he or she neither retained incidents of ownership at death nor had given up ownership within three years before death.

Current Treasury regulations set standards for diversification of the investments underlying variable life insurance policies in order for such policies to be treated as life insurance. We believe we presently are in compliance with the diversification requirements as set forth in the regulations and intend to remain in compliance with such diversification requirements. If the diversification requirements are not satisfied, the Policy would not be treated as a life insurance contract. As a consequence, income earned on a Policy would be taxable to you in the calendar quarter in which the diversification requirements were not satisfied, and for all subsequent calendar quarters.

The Secretary of the Treasury may issue a regulation or a ruling which will prescribe the circumstances in which a Policyowner's control of the investments of a segregated asset account may cause you, rather than the insurance company, to be treated as the

owner of the assets of the account. The regulation or ruling could impose requirements that are not reflected in the Policy, relating, for example, to such elements of policyowner control as premium allocation, investment selection, transfer privileges and investments in a division focusing on a particular investment sector. Failure to comply with any such regulation or ruling presumably would cause earnings on a Policyowner's interest in Separate Account C to be includable in the Policyowner's gross income in the year earned. However, we have reserved certain rights to alter the Policy and investment alternatives so as to comply with such regulation or ruling. We believe that any such regulation or ruling would apply prospectively. Since the regulation or ruling has not been issued, there can be no assurance as to the content of such regulation or ruling or even whether application of the regulation or ruling will be prospective. For these reasons, Policyowners are urged to consult with their own tax advisers.

Policyowners are advised that the exercise of an Exchange of Insured Rider will give rise to tax consequences and are urged to consult with a tax adviser prior to exercising such rider.

The foregoing summary does not purport to be complete or to cover all situations, including the possible tax consequence of changes in ownership. Counsel and other competent advisers should be consulted for more complete information.

▶CHARGES FOR JP FINANCIAL INCOME TAXES

We are presently taxed as a life insurance company under the provisions of the Code. The Code specifically provides for adjustments in reserves for variable policies, and we will include flexible premium life insurance operations in our tax return in accordance with these rules.

Currently no charge is made against the Separate Account for our federal income taxes, or provisions for such taxes, that may be attributable to the Separate Account. We may charge each Division for its portion of any income tax charged to JP Financial on the Division or its assets. Under present laws, we may incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. If they increase, however, we may decide to make charges for such taxes or provisions for such taxes against the Separate Account.We would retain any investment earnings on any tax charges accumulated in a Division. Any such charges against the Separate Account or its Divisions could have an adverse effect on the investment experience of such Division.

miscellaneous policy provisions

▶THE POLICY

The Policy you receive, the application you make when you purchase the Policy, any applications for any changes approved by us and any riders constitute the whole contract. Copies of all applications are attached to and made part of the Policy.

Application forms are completed by the applicants and forwarded to us for acceptance. Upon acceptance, the Policy is prepared, executed by duly authorized officers of the Company and forwarded to you.

We reserve the right to make a change in the Policy; however, we will not change any terms of the Policy beneficial to you.

▶PAYMENT OF BENEFITS

All benefits are payable at our Home Office. We may require submission of the Policy before we grant Policy Loans, make changes or pay benefits.

▶CHANGES IN OWNER AND BENEFICIARY; ASSIGNMENT

You designate the original and contingent Beneficiaries on the application. Unless otherwise stated in the Policy, you may change the Policyowner and the Beneficiary at any time while the Policy is in force. A request for such change must be made in writing and sent to us at our Home Office. After we have agreed to the change, in writing, it will take effect as of the date on which your written request was signed.

The Policy may also be assigned. We must be notified in writing if the Policy has been assigned. Each assignment will be subject to any payments made or action taken by us prior to our notification of such assignment. We are not responsible for the validity of an assignment. Your rights and the rights of the Beneficiary will be subject to the rights of any assignee of record.

Illustration of Benefits and Values

You may request illustrations of Death Benefits, Accumulation Values and Cash Values at any time after the Policy Date. Illustrations will be based on the existing Accumulation Value and Cash Value at the time of the request and both the maximum and the then-current costs of insurance rates. Although we do not currently charge a fee for such illustrations, we reserve the right to charge an administrative fee, not to exceed $25, to cover the cost of preparing the illustrations.

▶PROTECTION OF PROCEEDS

To the extent provided by law, the Policy proceeds are not subject to claims by a Beneficiary's creditors or to any legal process against any Beneficiary.

Nonparticipation

The Policy is not entitled to share in our divisible surplus. No dividends are payable.

Additions, Deletions or Substitutions of Investments

We reserve the right, subject to compliance with applicable law, to make additions to, deletions from, or substitutions for the shares held by any Division or which any Division may purchase. If shares of a Portfolio should no longer be available for investment or if, in the judgment of our management, further investment in shares of a Portfolio should become inappropriate in view of the purposes of the Policy, we may substitute shares of any other investment company for shares already purchased, or to be purchased in the future under the Policies. No substitution of securities will take place without notice to and consent of Policyowners and without prior approval of the SEC, all to the extent required by the 1940 Act. Any surrender by a Policyowner due to a change in a Portfolio's investment policy will incur any applicable Surrender Charges.

Portfolio shares are subject to certain investment restrictions which may not be changed without the approval of the majority of the holders of such Portfolio. See the accompanying Prospectuses for the Funds.

Premium Deposit Fund

As a convenience to you, we allow you to deposit funds in a premium deposit fund ("PDF"), subject to the terms and conditions of the appropriate agreement. Funds deposited in the PDF earn interest at a minimum annual rate of 4%, with interest credited on each monthly anniversary date. Interest on these funds is not tax deferred and will be reported annually on Form 1099. An amount equal to the Planned Periodic Premium will be transferred on the Policy Date to pay premiums on the Policy. You may withdraw all or part of the funds from the PDF at any time. Commissions are not earned or paid until premium payments are made pursuant to transfers from the PDF.

▶SUICIDE AND INCONTESTABILITY

Suicide Exclusion—In most states, if one or both Insureds die by suicide, while sane or insane, within 2 years from the Issue Date of this Policy, this Policy will end and we will refund premiums paid, without interest, less any Policy Debt and less any withdrawal. For JPF Heritage II, if the first death is by suicide and we classify the surviving Insured as insurable on the Policy Date, upon request of the Policyowner and without evidence of insurability, we will issue an individual policy providing coverage on the life of the surviving Insured equal to the coverage on the Insureds for which premiums or cost of insurance was refunded.

Incontestability—We will not contest or revoke the insurance coverage provided under the Policy, except for any subsequent increase in Specified Amount, after the Policy has been in force during the lifetime of each Insured for two years from the date of issue or reinstatement. We will not contest or revoke any increase in the Specified Amount after such increase has been in force during the lifetime of each Insured for two years following the effective date of the increase. Any increase will be contestable within the two year period only with regard to statements concerning this increase.

▶MISSTATEMENTS

If the age or sex of an Insured has been misstated in an application, including a reinstatement application, we will adjust the benefits payable to reflect the correct age or sex.

Determination of Charges

The portion of the monthly deduction attributable to the General Account will be determined as of the actual Monthly Anniversary Date, even if the Monthly Anniversary Date does not fall on a Valuation Date.

▶ILLUSTRATIONS OF ACCUMULATION VALUES CASH VALUES AND DEATH BENEFITS

Following are a series of tables that illustrate how the Accumulation Values, Cash Values and Death Benefits of a Policy change with the investment performance of the Trust. The tables show how the Accumulation Values, Cash Values and Death Benefits of a Policy issued to an Insured(s) of a given age(s) and given premium would vary over time if the return on the assets held in each Portfolio of the Trust were a constant gross annual rate of 0%, 6%, and 12%. The tables on pages A-2 through A-14 illustrate a JPF Heritage I Policy issued to a male, age 35, under a standard rate non-smoker underwriting risk classification. The tables on pages A-15 through A-26 illustrate a JPF Heritage II Policy issued to a male, age 35, under a standard rate non-smoker underwriting risk classification and a female, age 35, under a standard rate non-smoker underwriting risk classification. The Accumulation Values, Cash Values and Death Benefits would be different from those shown if the returns averaged 0%, 6%, and 12% over a period of years, but fluctuated above and below those averages for individual policy years.

The amount of the Accumulation Value exceeds the Cash Value during the first five policy years due to the Surrender Charge. For policy years six and after, the Accumulation Value and Cash Value are equal, since the Surrender Charge has been reduced to zero.

The second column shows the Accumulation Value of the premiums paid at the stated interest rate. The third and sixth columns illustrate the Accumulation Values and the fourth and seventh columns illustrate the Cash Values of the Policy over the designated period. The Accumulation Values shown in the third column and the Cash Values shown in the fourth column assume the monthly charge for cost of insurance is based upon the current cost of insurance rates and assume a monthly deduction adjustment. The current cost of insurance rates, which may be modified at any time, are based on the sex, issue age, policy year, and rating class of the Insured(s). The Accumulation Values shown in the sixth column and the Cash Values shown in the seventh column assume the monthly charge for cost of insurance is based upon the maximum cost of insurance rates allowable, which are based on the Commissioner's 1980 Standard Ordinary Mortality Table. The fifth and eighth columns illustrate the death benefit of a Policy over the designated period. The illustrations of Death Benefits reflect the same assumptions as the Accumulation Values and Cash Values. The Death Benefit values also vary between tables, depending upon whether Option I or Option II death benefits are illustrated.

The amounts shown for the Death Benefit, Accumulation Values, and Cash Values reflect the fact that the net investment return of the Divisions of Separate Account C is lower than the gross rates of return on the assets in the Portfolios, as a result of expenses paid by the Portfolios and charges levied against the Divisions of Separate Account C.

The policy values shown take into account a daily investment advisory fee equivalent to the maximum annual rate of .46% of the aggregate average daily net assets of the Portfolios plus an assumed charge of .53% of the aggregate average daily net assets to cover expenses incurred by the Portfolios. The .46% investment advisory fee is an average of the individual investment advisory fees of the five Portfolios. The policy values also take into account a daily charge to each Division of Separate Account C for the Mortality Risk Charge, which is equivalent to a charge at an annual rate of .65% of the average net assets of the Divisions of Separate Account C. After deduction of these amounts, the illustrated gross investment rates of 0%, 6%, and 12% correspond to approximate net annual rates of -1.64%, 4.36%, and 10.36%, respectively.

The hypothetical values shown in the tables do not reflect any charges for Federal income taxes or other taxes other than the DAC tax. However, if, in the future, any additional charges are made, the gross annual investment rate of return would have to exceed the stated investment rates by a sufficient amount to cover the tax charges in order to produce the Accumulation Values, Cash Values and Death Benefits illustrated.

The tables illustrate the policy values that would result based on hypothetical investment rates of return if premiums are paid in full at the beginning of each year, if all net premiums are allocated to Separate Account C, and if no policy loans have

been made. The values would vary from those shown if the assumed annual premium payments were paid in installments during a year. The values would also vary if the Policyowner varied the amount or frequency of premium payments. The tables also assume that the Policyowner has not requested an increase or decrease in Specified Amount, that no withdrawals have been made and no Surrender Charges imposed, and that no transfers have been made and no Transfer Charges imposed.

Upon request, JP Financial will provide, without charge, a comparable illustration based upon the proposed Insured's age, sex and rating class, the Specified Amount requested, the proposed frequency and amount of premium payments and any available riders requested. Existing Policyowners may request illustrations based on existing Cash Value at the time of request. JP Financial has reserved the right to charge an administrative fee of up to $25 for such illustrations.

JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
JPF HERITAGE I FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

DEATH BENEFIT OPTION I; GUIDELINE PREMIUM TEST
MALE NON-SMOKER ISSUE AGE 35
$1,000,000 INITIAL SPECIFIED AMOUNT

ASSUMED HYPOTHETICAL GROSS ANNUAL RATE OF RETURN: 12% (10.36% net)
ASSUMED ANNUAL PREMIUM(1): $12,000

		ASSUMING CURRENT COSTS			ASSUMING GUARANTEED COSTS		
END OF YEAR	PREMIUMS ACCUMULATED AT 5% INTEREST PER YEAR	ACCUMULATION VALUE(2)	CASH VALUE(2)	DEATH BENEFIT(2)	ACCUMULATION VALUE(2)	CASH VALUE(2)	DEATH BENEFIT(2)
1	12,600	11,881	11,281	1,000,000	10,591	9,991	1,000,000
2	25,830	24,917	24,437	1,000,000	22,217	21,737	1,000,000
3	39,721	39,170	38,810	1,000,000	34,958	34,598	1,000,000
4	54,308	54,810	54,570	1,000,000	48,925	48,685	1,000,000
5	69,623	72,005	71,885	1,000,000	64,232	64,112	1,000,000
6	85,704	90,921	90,921	1,000,000	81,016	81,016	1,000,000
7	102,589	111,731	111,731	1,000,000	99,409	99,409	1,000,000
8	120,319	134,629	134,629	1,000,000	119,590	119,590	1,000,000
9	138,935	159,838	159,838	1,000,000	141,730	141,730	1,000,000
10	158,481	187,628	187,628	1,000,000	166,057	166,057	1,000,000
11	179,006	218,290	218,290	1,000,000	192,811	192,811	1,000,000
12	200,556	252,098	252,098	1,000,000	222,253	222,253	1,000,000
13	223,184	289,393	289,393	1,000,000	254,677	254,677	1,000,000
14	246,943	330,539	330,539	1,000,000	290,416	290,416	1,000,000
15	271,890	375,955	375,955	1,000,000	329,826	329,826	1,000,000
16	298,084	426,121	426,121	1,000,000	373,329	373,329	1,000,000
17	325,589	481,537	481,537	1,000,000	421,367	421,367	1,000,000
18	354,468	542,780	542,780	1,000,000	474,447	474,447	1,000,000
19	384,791	610,520	610,520	1,001,253(3)	533,160	533,160	1,000,000
20	416,631	685,394	685,394	1,076,068(3)	598,167	598,167	1,000,000
25	601,361	1,192,239	1,192,239	1,597,600(3)	1,040,590	1,040,590	1,394,391(3)
30	837,129	2,016,577	2,016,577	2,460,224(3)	1,756,227	1,756,227	2,142,598(3)
35	1,138,036	3,351,001	3,351,001	3,887,161(3)	2,904,498	2,904,498	3,369,218(3)
40	1,522,077	5,519,178	5,519,178	5,905,520(3)	4,758,074	4,758,074	5,091,139(3)
45	2,012,222	9,074,610	9,074,610	9,528,341(3)	7,788,944	7,788,944	8,178,391(3)
50	2,637,785	14,771,008	14,771,008	15,509,559(3)	12,580,560	12,580,560	13,209,588(3)
55	3,436,179	23,753,980	23,753,980	24,941,679(3)	19,978,545	19,978,545	20,977,472(3)
60	4,455,155	38,366,148	38,366,148	38,749,810(3)	31,973,273	31,973,273	32,293,006(3)
65	5,755,655	63,333,366	63,333,366	63,333,366(3)	52,792,724	52,792,724	52,792,724(3)

(1) Assumes a $12,000 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.
(2) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.
(3) Increase is due to adjustment by the corridor percentage. See "Death Benefits".

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR J.P. MORGAN SERIES TRUST II. THE ACCUMULATION VALUE, CASH VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY JP FINANCIAL SEPARATE ACCOUNT C, OR J.P. MORGAN TRUST II THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
JPF HERITAGE I FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

DEATH BENEFIT OPTION I;
CASH VALUE ACCUMULATION TEST
MALE NON-SMOKER ISSUE AGE 35
$1,000,000 INITIAL SPECIFIED AMOUNT

ASSUMED HYPOTHETICAL GROSS ANNUAL RATE OF RETURN: 12% (10.36% net)
ASSUMED ANNUAL PREMIUM(1): $12,000

END OF YEAR	PREMIUMS ACCUMULATED AT 5% INTEREST PER YEAR	ASSUMING CURRENT COSTS			ASSUMING GUARANTEED COSTS		
		ACCUMULATION VALUE(2)	CASH VALUE(2)	DEATH BENEFIT(2)	ACCUMULATION VALUE(2)	CASH VALUE(2)	DEATH BENEFIT(2)
1	12,600	11,881	11,281	1,000,000	10,591	9,991	1,000,000
2	25,830	24,917	24,437	1,000,000	22,217	21,737	1,000,000
3	39,721	39,170	38,810	1,000,000	34,958	34,598	1,000,000
4	54,308	54,810	54,570	1,000,000	48,925	48,685	1,000,000
5	69,623	72,005	71,885	1,000,000	64,232	64,112	1,000,000
6	85,704	90,921	90,921	1,000,000	81,016	81,016	1,000,000
7	102,589	111,731	111,731	1,000,000	99,409	99,409	1,000,000
8	120,319	134,629	134,629	1,000,000	119,590	119,590	1,000,000
9	138,935	159,838	159,838	1,000,000	141,730	141,730	1,000,000
10	158,481	187,628	187,628	1,000,000	166,057	166,057	1,000,000
11	179,006	218,290	218,290	1,000,000	192,811	192,811	1,000,000
12	200,556	252,098	252,098	1,000,000	222,253	222,253	1,000,000
13	223,184	289,393	289,393	1,000,000	254,677	254,677	1,000,000
14	246,943	330,539	330,539	1,000,000	290,416	290,416	1,000,000
15	271,890	375,942	375,942	1,037,601(3)	329,826	329,826	1,000,000
16	298,084	425,904	425,904	1,137,164(3)	373,329	373,329	1,000,000
17	325,589	480,780	480,780	1,245,219(3)	421,151	421,151	1,090,782(3)
18	354,468	541,017	541,017	1,357,953(3)	473,400	473,400	1,188,233(3)
19	384,791	607,142	607,142	1,475,354(3)	530,456	530,456	1,289,007(3)
20	416,631	679,664	679,664	1,604,008(3)	592,676	592,676	1,398,715(3)
25	601,361	1,160,422	1,160,422	2,367,261(3)	997,442	997,442	2,034,781(3)
30	837,129	1,908,896	1,908,896	3,397,834(3)	1,608,903	1,608,903	2,863,848(3)
35	1,138,036	3,055,400	3,055,400	4,827,531(3)	2,511,217	2,511,217	3,967,723(3)
40	1,522,077	4,782,698	4,782,698	6,791,431(3)	3,810,872	3,810,872	5,411,438(3)
45	2,012,222	7,341,141	7,341,141	9,616,895(3)	5,622,143	5,622,143	7,365,008(3)
50	2,637,785	11,079,280	11,079,280	13,516,721(3)	8,124,248	8,124,248	9,911,583(3)
55	3,436,179	16,497,350	16,497,350	19,136,926(3)	11,527,568	11,527,568	13,371,979(3)
60	4,455,155	24,394,683	24,394,683	27,078,099(3)	16,273,726	16,273,726	18,063,835(3)
65	5,755,655	37,306,208	37,306,208	38,798,457(3)	22,920,978	22,920,978	23,837,818(3)

(1) Assumes a $12,000 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.

(2) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.

(3) Increase is due to adjustment by the corridor percentage. See "Death Benefits".

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR J.P. MORGAN SERIES TRUST II. THE ACCUMULATION VALUE, CASH VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY JP FINANCIAL SEPARATE ACCOUNT C, OR J.P. MORGAN TRUST II THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
JPF HERITAGE I FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

DEATH BENEFIT OPTION I;
GUIDELINE PREMIUM TEST
MALE NON-SMOKER ISSUE AGE 35
$1,000,000 INITIAL SPECIFIED AMOUNT

ASSUMED HYPOTHETICAL GROSS ANNUAL RATE OF RETURN: 6% (4.36% net)
ASSUMED ANNUAL PREMIUM(1): $12,000

END OF YEAR	PREMIUMS ACCUMULATED AT 5% INTEREST PER YEAR	ASSUMING CURRENT COSTS			ASSUMING GUARANTEED COSTS		
		ACCUMULATION VALUE(2)	CASH VALUE(2)	DEATH BENEFIT(2)	ACCUMULATION VALUE(2)	CASH VALUE(2)	DEATH BENEFIT(2)
1	12,600	11,224	10,624	1,000,000	9,972	9,372	1,000,000
2	25,830	22,863	22,383	1,000,000	20,317	19,837	1,000,000
3	39,721	34,878	34,518	1,000,000	31,023	30,663	1,000,000
4	54,308	47,327	47,087	1,000,000	42,100	41,860	1,000,000
5	69,623	60,253	60,133	1,000,000	53,547	53,427	1,000,000
6	85,704	73,678	73,678	1,000,000	65,376	65,376	1,000,000
7	102,589	87,618	87,618	1,000,000	77,579	77,579	1,000,000
8	120,319	102,089	102,089	1,000,000	90,179	90,179	1,000,000
9	138,935	117,117	117,117	1,000,000	103,170	103,170	1,000,000
10	158,481	132,712	132,712	1,000,000	116,577	116,577	1,000,000
11	179,006	148,914	148,914	1,000,000	130,389	130,389	1,000,000
12	200,556	165,731	165,731	1,000,000	144,614	144,614	1,000,000
13	223,184	183,192	183,192	1,000,000	159,278	159,278	1,000,000
14	246,943	201,310	201,310	1,000,000	174,401	174,401	1,000,000
15	271,890	220,108	220,108	1,000,000	189,982	189,982	1,000,000
16	298,084	239,625	239,625	1,000,000	206,039	206,039	1,000,000
17	325,589	259,860	259,860	1,000,000	222,553	222,553	1,000,000
18	354,468	280,822	280,822	1,000,000	239,507	239,507	1,000,000
19	384,791	302,552	302,552	1,000,000	256,896	256,896	1,000,000
20	416,631	325,062	325,062	1,000,000	274,695	274,695	1,000,000
25	601,361	450,295	450,295	1,000,000	369,807	369,807	1,000,000
30	837,129	599,622	599,622	1,000,000	474,676	474,676	1,000,000
35	1,138,036	782,616	782,616	1,000,000	588,343	588,343	1,000,000
40	1,522,077	1,020,673	1,020,673	1,092,120(3)	715,109	715,109	1,000,000
45	2,012,222	1,321,124	1,321,124	1,387,180(3)	875,116	875,116	1,000,000
50	2,637,785	1,680,253	1,680,253	1,764,266(3)	1,117,106	1,117,106	1,172,962(3)
55	3,436,179	2,098,890	2,098,890	2,203,835(3)	1,397,902	1,397,902	1,467,797(3)
60	4,455,155	2,620,979	2,620,979	2,647,189(3)	1,749,849	1,749,849	1,767,347(3)
65	5,755,655	3,331,093	3,331,093	3,331,093(3)	2,244,804	2,244,804	2,244,804(3)

(1) Assumes a $12,000 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.

(2) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.

(3) Increase is due to adjustment by the corridor percentage. See "Death Benefits".

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR J.P. MORGAN SERIES TRUST II. THE ACCUMULATION VALUE, CASH VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 6% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY JP FINANCIAL SEPARATE ACCOUNT C, OR J.P. MORGAN TRUST II THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
JPF HERITAGE I FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

DEATH BENEFIT OPTION I;	**ASSUMED HYPOTHETICAL GROSS**	
CASH VALUE ACCUMULATION TEST	**ANNUAL RATE OF RETURN:**	**6% (4.36% net)**
MALE NON-SMOKER ISSUE AGE 35	**ASSUMED ANNUAL PREMIUM(1):**	**$12,000**
$1,000,000 INITIAL SPECIFIED AMOUNT		

END OF YEAR	PREMIUMS ACCUMULATED AT 5% INTEREST PER YEAR	ASSUMING CURRENT COSTS ACCUMULATION VALUE(2)	CASH VALUE(2)	DEATH BENEFIT(2)	ASSUMING GUARANTEED COSTS ACCUMULATION VALUE(2)	CASH VALUE(2)	DEATH BENEFIT(2)
1	12,600	11,224	10,624	1,000,000	9,972	9,372	1,000,000
2	25,830	22,863	22,383	1,000,000	20,317	19,837	1,000,000
3	39,721	34,878	34,518	1,000,000	31,023	30,663	1,000,000
4	54,308	47,327	47,087	1,000,000	42,100	41,860	1,000,000
5	69,623	60,253	60,133	1,000,000	53,547	53,427	1,000,000
6	85,704	73,678	73,678	1,000,000	65,376	65,376	1,000,000
7	102,589	87,618	87,618	1,000,000	77,579	77,579	1,000,000
8	120,319	102,089	102,089	1,000,000	90,179	90,179	1,000,000
9	138,935	117,117	117,117	1,000,000	103,170	103,170	1,000,000
10	158,481	132,712	132,712	1,000,000	116,577	116,577	1,000,000
11	179,006	148,914	148,914	1,000,000	130,389	130,389	1,000,000
12	200,556	165,731	165,731	1,000,000	144,614	144,614	1,000,000
13	223,184	183,192	183,192	1,000,000	159,278	159,278	1,000,000
14	246,943	201,310	201,310	1,000,000	174,401	174,401	1,000,000
15	271,890	220,108	220,108	1,000,000	189,982	189,982	1,000,000
16	298,084	239,625	239,625	1,000,000	206,039	206,039	1,000,000
17	325,589	259,860	259,860	1,000,000	222,553	222,553	1,000,000
18	354,468	280,822	280,822	1,000,000	239,507	239,507	1,000,000
19	384,791	302,552	302,552	1,000,000	256,896	256,896	1,000,000
20	416,631	325,062	325,062	1,000,000	274,695	274,695	1,000,000
25	601,361	450,295	450,295	1,000,000	369,807	369,807	1,000,000
30	837,129	598,841	598,841	1,065,937(3)	474,676	474,676	1,000,000
35	1,138,036	768,433	768,433	1,214,123(3)	588,343	588,343	1,000,000
40	1,522,077	956,241	956,241	1,357,862(3)	714,863	714,863	1,015,106(3)
45	2,012,222	1,158,960	1,158,960	1,518,238(3)	845,898	845,898	1,108,126(3)
50	2,637,785	1,373,588	1,373,588	1,675,777(3)	974,187	974,187	1,188,508(3)
55	3,436,179	1,599,051	1,599,051	1,854,899(3)	1,096,262	1,096,262	1,271,664(3)
60	4,455,155	1,841,785	1,841,785	2,044,381(3)	1,222,534	1,222,534	1,357,013(3)
65	5,755,655	2,186,267	2,186,267	2,273,717(3)	1,355,193	1,355,193	1,409,401(3)

(1) Assumes a $12,000 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.

(2) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.

(3) Increase is due to adjustment by the corridor percentage. See "Death Benefits".

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR J.P. MORGAN SERIES TRUST II. THE ACCUMULATION VALUE, CASH VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 6% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY JP FINANCIAL SEPARATE ACCOUNT C, OR J.P. MORGAN TRUST II THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
JPF HERITAGE I FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

DEATH BENEFIT OPTION I;
GUIDELINE PREMIUM TEST
MALE NON-SMOKER ISSUE AGE 35
$1,000,000 INITIAL SPECIFIED AMOUNT

ASSUMED HYPOTHETICAL GROSS ANNUAL RATE OF RETURN: 0% (-1.64% net)
ASSUMED ANNUAL PREMIUM(1): $12,000

END OF YEAR	PREMIUMS ACCUMULATED AT 5% INTEREST PER YEAR	ASSUMING CURRENT COSTS ACCUMULATION VALUE(2)	ASSUMING CURRENT COSTS CASH VALUE(2)	ASSUMING CURRENT COSTS DEATH BENEFIT(2)	ASSUMING GUARANTEED COSTS ACCUMULATION VALUE(2)	ASSUMING GUARANTEED COSTS CASH VALUE(2)	ASSUMING GUARANTEED COSTS DEATH BENEFIT(2)
1	12,600	10,567	9,967	1,000,000	9,354	8,754	1,000,000
2	25,830	20,888	20,408	1,000,000	18,493	18,013	1,000,000
3	39,721	30,911	30,551	1,000,000	27,393	27,033	1,000,000
4	54,308	40,681	40,441	1,000,000	36,048	35,808	1,000,000
5	69,623	50,224	50,104	1,000,000	44,447	44,327	1,000,000
6	85,704	59,544	59,544	1,000,000	52,586	52,586	1,000,000
7	102,589	68,637	68,637	1,000,000	60,442	60,442	1,000,000
8	120,319	77,499	77,499	1,000,000	68,023	68,023	1,000,000
9	138,935	86,135	86,135	1,000,000	75,308	75,308	1,000,000
10	158,481	94,532	94,532	1,000,000	82,304	82,304	1,000,000
11	179,006	102,706	102,706	1,000,000	88,982	88,982	1,000,000
12	200,556	110,617	110,617	1,000,000	95,331	95,331	1,000,000
13	223,184	118,263	118,263	1,000,000	101,342	101,342	1,000,000
14	246,943	125,625	125,625	1,000,000	107,004	107,004	1,000,000
15	271,890	132,692	132,692	1,000,000	112,290	112,290	1,000,000
16	298,084	139,472	139,472	1,000,000	117,192	117,192	1,000,000
17	325,589	145,926	145,926	1,000,000	121,655	121,655	1,000,000
18	354,468	152,026	152,026	1,000,000	125,630	125,630	1,000,000
19	384,791	157,771	157,771	1,000,000	129,074	129,074	1,000,000
20	416,631	163,120	163,120	1,000,000	131,918	131,918	1,000,000
25	601,361	182,747	182,747	1,000,000	135,345	135,345	1,000,000
30	837,129	184,803	184,803	1,000,000	112,844	112,844	1,000,000
35	1,138,036	157,752	157,752	1,000,000	43,024	43,024	1,000,000
40	1,522,077	78,829	78,829	1,000,000	0	0	0
45	0	0	0	0	0	0	0
50	0	0	0	0	0	0	0
55	0	0	0	0	0	0	0
60	0	0	0	0	0	0	0
65	0	0	0	0	0	0	0

(1) Assumes a $12,000 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.

(2) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR J.P. MORGAN SERIES TRUST II. THE ACCUMULATION VALUE, CASH VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 0% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY JP FINANCIAL SEPARATE ACCOUNT C, OR J.P. MORGAN TRUST II THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
JPF HERITAGE I FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

DEATH BENEFIT OPTION I;
CASH VALUE ACCUMULATION TEST
MALE NON-SMOKER ISSUE AGE 35
$1,000,000 INITIAL SPECIFIED AMOUNT

ASSUMED HYPOTHETICAL GROSS ANNUAL RATE OF RETURN: 0% (-1.64% net)
ASSUMED ANNUAL PREMIUM(1): $12,000

END OF YEAR	PREMIUMS ACCUMULATED AT 5% INTEREST PER YEAR	ASSUMING CURRENT COSTS ACCUMULATION VALUE(2)	ASSUMING CURRENT COSTS CASH VALUE(2)	ASSUMING CURRENT COSTS DEATH BENEFIT(2)	ASSUMING GUARANTEED COSTS ACCUMULATION VALUE(2)	ASSUMING GUARANTEED COSTS CASH VALUE(2)	ASSUMING GUARANTEED COSTS DEATH BENEFIT(2)
1	12,600	10,567	9,967	1,000,000	9,354	8,754	1,000,000
2	25,830	20,888	20,408	1,000,000	18,493	18,013	1,000,000
3	39,721	30,911	30,551	1,000,000	27,393	27,033	1,000,000
4	54,308	40,681	40,441	1,000,000	36,048	35,808	1,000,000
5	69,623	50,224	50,104	1,000,000	44,447	44,327	1,000,000
6	85,704	59,544	59,544	1,000,000	52,586	52,586	1,000,000
7	102,589	68,637	68,637	1,000,000	60,442	60,442	1,000,000
8	120,319	77,499	77,499	1,000,000	68,023	68,023	1,000,000
9	138,935	86,135	86,135	1,000,000	75,308	75,308	1,000,000
10	158,481	94,532	94,532	1,000,000	82,304	82,304	1,000,000
11	179,006	102,706	102,706	1,000,000	88,982	88,982	1,000,000
12	200,556	110,617	110,617	1,000,000	95,331	95,331	1,000,000
13	223,184	118,263	118,263	1,000,000	101,342	101,342	1,000,000
14	246,943	125,625	125,625	1,000,000	107,004	107,004	1,000,000
15	271,890	132,692	132,692	1,000,000	112,290	112,290	1,000,000
16	298,084	139,472	139,472	1,000,000	117,192	117,192	1,000,000
17	325,589	145,926	145,926	1,000,000	121,655	121,655	1,000,000
18	354,468	152,026	152,026	1,000,000	125,630	125,630	1,000,000
19	384,791	157,771	157,771	1,000,000	129,074	129,074	1,000,000
20	416,631	163,120	163,120	1,000,000	131,918	131,918	1,000,000
25	601,361	182,747	182,747	1,000,000	135,345	135,345	1,000,000
30	837,129	184,803	184,803	1,000,000	112,844	112,844	1,000,000
35	1,138,036	157,752	157,752	1,000,000	43,024	43,024	1,000,000
40	1,522,077	78,829	78,829	1,000,000	0	0	0
45	0	0	0	0	0	0	0
50	0	0	0	0	0	0	0
55	0	0	0	0	0	0	0
60	0	0	0	0	0	0	0
65	0	0	0	0	0	0	0

(1) Assumes a $12,000 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.

(2) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR J.P. MORGAN SERIES TRUST II. THE ACCUMULATION VALUE, CASH VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 0% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY JP FINANCIAL SEPARATE ACCOUNT C, OR J.P. MORGAN TRUST II THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
JPF HERITAGE I FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

DEATH BENEFIT OPTION II;
GUIDELINE PREMIUM TEST
MALE NON-SMOKER ISSUE AGE 35
$1,000,000 INITIAL SPECIFIED AMOUNT

ASSUMED HYPOTHETICAL GROSS ANNUAL RATE OF RETURN: 12% (10.36% net)
ASSUMED ANNUAL PREMIUM(1): $12,000

END OF YEAR	PREMIUMS ACCUMULATED AT 5% INTEREST PER YEAR	ASSUMING CURRENT COSTS ACCUMULATION VALUE(2)	ASSUMING CURRENT COSTS CASH VALUE(2)	ASSUMING CURRENT COSTS DEATH BENEFIT(2)	ASSUMING GUARANTEED COSTS ACCUMULATION VALUE(2)	ASSUMING GUARANTEED COSTS CASH VALUE(2)	ASSUMING GUARANTEED COSTS DEATH BENEFIT(2)
1	12,600	11,876	11,276	1,011,876	10,572	9,972	1,010,572
2	25,830	24,898	24,418	1,024,898	22,155	21,675	1,022,155
3	39,721	39,122	38,762	1,039,122	34,822	34,462	1,034,822
4	54,308	54,715	54,475	1,054,715	48,675	48,435	1,048,675
5	69,623	71,839	71,719	1,071,839	63,817	63,697	1,063,817
6	85,704	90,653	90,653	1,090,653	80,370	80,370	1,080,370
7	102,589	111,321	111,321	1,111,321	98,448	98,448	1,098,448
8	120,319	134,026	134,026	1,134,026	118,210	118,210	1,118,210
9	138,935	158,977	158,977	1,158,977	139,799	139,799	1,139,799
10	158,481	186,425	186,425	1,186,425	163,411	163,411	1,163,411
11	179,006	216,644	216,644	1,216,644	189,243	189,243	1,189,243
12	200,556	249,873	249,873	1,249,873	217,509	217,509	1,217,509
13	223,184	286,419	286,419	1,286,419	248,444	248,444	1,248,444
14	246,943	326,600	326,600	1,326,600	282,307	282,307	1,282,307
15	271,890	370,775	370,775	1,370,775	319,365	319,365	1,319,365
16	298,084	419,367	419,367	1,419,367	359,932	359,932	1,359,932
17	325,589	472,776	472,776	1,472,776	404,305	404,305	1,404,305
18	354,468	531,456	531,456	1,531,456	452,811	452,811	1,452,811
19	384,791	595,952	595,952	1,595,952	505,820	505,820	1,505,820
20	416,631	666,814	666,814	1,666,814	563,714	563,714	1,563,714
25	601,361	1,140,568	1,140,568	2,140,568	943,561	943,561	1,943,561
30	837,129	1,895,100	1,895,100	2,895,100	1,531,665	1,531,665	2,531,665
35	1,138,036	3,094,000	3,094,000	4,094,000	2,435,591	2,435,591	3,435,591
40	1,522,077	4,996,861	4,996,861	5,996,861	3,818,368	3,818,368	4,818,368
45	2,012,222	8,018,783	8,018,783	9,018,783	5,919,795	5,919,795	6,919,795
50	2,637,785	12,823,060	12,823,060	13,823,060	9,128,785	9,128,785	10,128,795
55	3,436,179	20,489,354	20,489,354	21,513,822	14,038,144	14,038,144	15,038,144
60	4,455,155	32,793,733	32,793,733	33,793,733	21,682,341	21,682,341	22,682,341
65	5,755,655	52,782,715	52,782,715	53,782,715	32,644,726	32,644,726	33,644,726

(1) Assumes a $12,000 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.
(2) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.
(3) Increase is due to adjustment by the corridor percentage. See "Death Benefits".

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR J.P. MORGAN SERIES TRUST II. THE ACCUMULATION VALUE, CASH VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY JP FINANCIAL SEPARATE ACCOUNT C, OR J.P. MORGAN TRUST II THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
JPF HERITAGE I FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

DEATH BENEFIT OPTION II; CASH VALUE ACCUMULATION TEST	**ASSUMED HYPOTHETICAL GROSS ANNUAL RATE OF RETURN: 12% (10.36% net)**
MALE NON-SMOKER ISSUE AGE 35	**ASSUMED ANNUAL PREMIUM(1): $12,000**
$1,000,000 INITIAL SPECIFIED AMOUNT	

END OF YEAR	PREMIUMS ACCUMULATED AT 5% INTEREST PER YEAR	ASSUMING CURRENT COSTS			ASSUMING GUARANTEED COSTS		
		ACCUMULATION VALUE(2)	CASH VALUE(2)	DEATH BENEFIT(2)	ACCUMULATION VALUE(2)	CASH VALUE(2)	DEATH BENEFIT(2)
1	12,600	11,876	11,276	1,011,876	10,572	9,972	1,010,572
2	25,830	24,898	24,418	1,024,898	22,155	21,675	1,022,155
3	39,721	39,122	38,762	1,039,122	34,822	34,462	1,034,822
4	54,308	54,715	54,475	1,054,715	48,675	48,435	1,048,675
5	69,623	71,839	71,719	1,071,839	63,817	63,697	1,063,817
6	85,704	90,653	90,653	1,090,653	80,370	80,370	1,080,370
7	102,589	111,321	111,321	1,111,321	98,448	98,448	1,098,448
8	120,319	134,026	134,026	1,134,026	118,210	118,210	1,118,210
9	138,935	158,977	158,977	1,158,977	139,799	139,799	1,139,799
10	158,481	186,425	186,425	1,186,425	163,411	163,411	1,163,411
11	179,006	216,644	216,644	1,216,644	189,243	189,243	1,189,243
12	200,556	249,873	249,873	1,249,873	217,509	217,509	1,217,509
13	223,184	286,419	286,419	1,286,419	248,444	248,444	1,248,444
14	246,943	326,600	326,600	1,326,600	282,307	282,307	1,282,307
15	271,890	370,775	370,775	1,370,775	319,365	319,365	1,319,365
16	298,084	419,367	419,367	1,419,367	359,932	359,932	1,359,932
17	325,589	472,776	472,776	1,472,776	404,305	404,305	1,404,305
18	354,468	531,456	531,456	1,531,456	452,811	452,811	1,452,811
19	384,791	595,952	595,952	1,595,952	505,820	505,820	1,505,820
20	416,631	666,814	666,814	1,666,814	563,714	563,714	1,563,714
25	601,361	1,139,032	1,139,032	2,323,624	943,561	943,561	1,943,561
30	837,129	1,875,050	1,875,050	3,337,590	1,525,268	1,525,268	2,714,977
35	1,138,036	3,002,508	3,002,508	4,743,962	2,384,361	2,384,361	3,767,291
40	1,522,077	4,701,145	4,701,145	6,675,626	3,621,902	3,621,902	5,143,101
45	2,012,222	7,217,173	7,217,173	9,454,497	5,346,784	5,346,784	7,004,287
50	2,637,785	10,893,375	10,893,375	13,289,918	7,729,689	7,729,689	9,430,221
55	3,436,179	16,221,706	16,221,706	18,817,178	10,971,014	10,971,014	12,726,376
60	4,455,155	23,988,252	23,988,252	26,626,960	15,491,292	15,491,292	17,195,334
65	5,755,655	36,685,856	36,685,856	38,153,290	21,643,704	21,643,704	22,643,704

(1) Assumes a $12,000 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.

(2) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.

(3) Increase is due to adjustment by the corridor percentage. See “Death Benefits”.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR J.P. MORGAN SERIES TRUST II. THE ACCUMULATION VALUE, CASH VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY JP FINANCIAL SEPARATE ACCOUNT C, OR J.P. MORGAN TRUST II THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
JPF HERITAGE I FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

DEATH BENEFIT OPTION II;
GUIDELINE PREMIUM TEST
MALE NON-SMOKER ISSUE AGE 35
$1,000,000 INITIAL SPECIFIED AMOUNT

ASSUMED HYPOTHETICAL GROSS ANNUAL RATE OF RETURN: 6% (4.36% net)
ASSUMED ANNUAL PREMIUM(1): $12,000

END OF YEAR	PREMIUMS ACCUMULATED AT 5% INTEREST PER YEAR	ASSUMING CURRENT COSTS			ASSUMING GUARANTEED COSTS		
		ACCUMULATION VALUE(2)	CASH VALUE(2)	DEATH BENEFIT(2)	ACCUMULATION VALUE(2)	CASH VALUE(2)	DEATH BENEFIT(2)
1	12,600	11,219	10,619	1,011,219	9,954	9,354	1,009,954
2	25,830	22,845	22,365	1,022,845	20,260	19,780	1,020,260
3	39,721	34,836	34,476	1,034,836	30,904	30,544	1,030,904
4	54,308	47,247	47,007	1,047,247	41,889	41,649	1,041,889
5	69,623	60,118	59,998	1,060,118	53,211	53,091	1,053,211
6	85,704	73,469	73,469	1,073,469	64,873	64,873	1,064,873
7	102,589	87,309	87,309	1,087,309	76,860	76,860	1,076,860
8	120,319	101,652	101,652	1,101,652	89,187	89,187	1,089,187
9	138,935	116,518	116,518	1,116,518	101,837	101,837	1,101,837
10	158,481	131,909	131,909	1,131,909	114,824	114,824	1,114,824
11	179,006	147,860	147,860	1,147,860	128,123	128,123	1,128,123
12	200,556	164,362	164,362	1,164,362	141,726	141,726	1,141,726
13	223,184	181,435	181,435	1,181,435	155,637	155,637	1,155,637
14	246,943	199,075	199,075	1,199,075	169,859	169,859	1,169,859
15	271,890	217,287	217,287	1,217,287	184,366	184,366	1,184,366
16	298,084	236,097	236,097	1,236,097	199,152	199,152	1,199,152
17	325,589	255,470	255,470	1,255,470	214,156	214,156	1,214,156
18	354,468	275,382	275,382	1,275,382	229,318	229,318	1,229,318
19	384,791	295,847	295,847	1,295,847	244,584	244,584	1,244,584
20	416,631	316,827	316,287	1,316,827	259,866	259,866	1,259,866
25	601,361	428,401	428,401	1,428,401	333,912	333,912	1,333,912
30	837,129	544,220	544,220	1,544,220	392,806	392,806	1,392,806
35	1,138,036	648,938	648,938	1,648,938	408,600	408,600	1,408,600
40	1,522,077	714,147	714,147	1,714,148	333,134	333,134	1,333,134
45	2,012,222	691,821	691,821	1,691,821	80,274	80,274	1,080,274
50	2,637,785	500,740	500,740	1,500,740	0	0	0
55	3,436,179	19,800	19,800	1,019,800	0	0	0
60	0	0	0	0	0	0	0
65	0	0	0	0	0	0	0

(1) Assumes a $12,000 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.

(2) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.

(3) Increase is due to adjustment by the corridor percentage. See "Death Benefits".

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR J.P. MORGAN SERIES TRUST II. THE ACCUMULATION VALUE, CASH VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 6% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY JP FINANCIAL SEPARATE ACCOUNT C, OR J.P. MORGAN TRUST II THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
JPF HERITAGE I FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

DEATH BENEFIT OPTION II;
CASH VALUE ACCUMULATION TEST
MALE NON-SMOKER ISSUE AGE 35
$1,000,000 INITIAL SPECIFIED AMOUNT

ASSUMED HYPOTHETICAL GROSS ANNUAL RATE OF RETURN: 6% (4.36% net)
ASSUMED ANNUAL PREMIUM(1): $12,000

END OF YEAR	PREMIUMS ACCUMULATED AT 5% INTEREST PER YEAR	ASSUMING CURRENT COSTS ACCUMULATION VALUE(2)	ASSUMING CURRENT COSTS CASH VALUE(2)	ASSUMING CURRENT COSTS DEATH BENEFIT(2)	ASSUMING GUARANTEED COSTS ACCUMULATION VALUE(2)	ASSUMING GUARANTEED COSTS CASH VALUE(2)	ASSUMING GUARANTEED COSTS DEATH BENEFIT(2)
1	12,600	11,219	10,619	1,011,219	9,954	9,354	1,009,954
2	25,830	22,845	22,365	1,022,845	20,260	19,780	1,020,260
3	39,721	34,836	34,476	1,034,836	30,904	30,544	1,030,904
4	54,308	47,247	47,007	1,047,247	41,889	41,649	1,041,889
5	69,623	60,118	59,998	1,060,118	53,211	53,091	1,053,211
6	85,704	73,469	73,469	1,073,469	64,873	64,873	1,064,873
7	102,589	87,309	87,309	1,087,309	76,860	76,860	1,076,860
8	120,319	101,652	101,652	1,101,652	89,187	89,187	1,089,187
9	138,935	116,518	116,518	1,116,518	101,837	101,837	1,101,837
10	158,481	131,909	131,909	1,131,909	114,824	114,824	1,114,824
11	179,006	147,860	147,860	1,147,860	128,123	128,123	1,128,123
12	200,556	164,362	164,362	1,164,362	141,726	141,726	1,141,726
13	223,184	181,435	181,435	1,181,435	155,637	155,637	1,155,637
14	246,943	199,075	199,075	1,199,075	169,859	169,859	1,169,859
15	271,890	217,287	217,287	1,217,287	184,366	184,366	1,184,366
16	298,084	236,097	236,097	1,236,097	199,152	199,152	1,199,152
17	325,589	255,470	255,470	1,255,470	214,156	214,156	1,214,156
18	354,468	275,382	275,382	1,275,382	229,318	229,318	1,229,318
19	384,791	295,847	295,847	1,295,847	244,584	244,584	1,244,584
20	416,631	316,827	316,827	1,316,827	259,866	259,866	1,259,866
25	601,361	428,401	428,401	1,428,401	333,912	333,912	1,333,912
30	837,129	544,220	544,220	1,544,220	392,806	392,806	1,392,806
35	1,138,036	648,938	648,938	1,648,938	408,600	408,600	1,408,600
40	1,522,077	714,147	714,147	1,714,147	333,134	333,134	1,333,134
45	2,012,222	691,821	691,821	1,691,821	80,274	80,274	1,080,274
50	2,637,785	500,740	500,740	1,500,740	0	0	0
55	3,436,179	19,800	19,800	1,019,800	0	0	0
60	0	0	0	0	0	0	0
65	0	0	0	0	0	0	0

(1) Assumes a $12,000 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.
(2) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.
(3) Increase is due to adjustment by the corridor percentage. See "Death Benefits".

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR J.P. MORGAN SERIES TRUST II. THE ACCUMULATION VALUE, CASH VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 6% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY JP FINANCIAL SEPARATE ACCOUNT C, OR J.P. MORGAN TRUST II THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
JPF HERITAGE I FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

DEATH BENEFIT OPTION II; GUIDELINE PREMIUM TEST
MALE NON-SMOKER ISSUE AGE 35
$1,000,000 INITIAL SPECIFIED AMOUNT

ASSUMED HYPOTHETICAL GROSS ANNUAL RATE OF RETURN: 0% (-1.64% net)
ASSUMED ANNUAL PREMIUM(1): $12,000

END OF YEAR	PREMIUMS ACCUMULATED AT 5% INTEREST PER YEAR	ASSUMING CURRENT COSTS			ASSUMING GUARANTEED COSTS		
		ACCUMULATION VALUE(2)	CASH VALUE(2)	DEATH BENEFIT(2)	ACCUMULATION VALUE(2)	CASH VALUE(2)	DEATH BENEFIT(2)
1	12,600	10,562	9,962	1,010,562	9,337	8,737	1,009,337
2	25,830	20,872	20,392	1,020,872	18,442	17,962	1,018,442
3	39,721	30,874	30,514	1,030,874	27,289	26,929	1,027,289
4	54,308	40,614	40,374	1,040,614	35,872	35,632	1,035,872
5	69,623	50,115	49,995	1,050,115	44,177	44,057	1,044,177
6	85,704	59,381	59,381	1,059,381	52,197	52,197	1,052,197
7	102,589	68,406	68,406	1,068,406	59,908	59,908	1,059,908
8	120,319	77,184	77,184	1,077,184	67,315	67,315	1,067,315
9	138,935	85,720	85,720	1,085,720	74,393	74,393	1,074,393
10	158,481	93,998	93,998	1,093,998	81,148	81,148	1,081,148
11	179,006	102,031	102,031	1,102,031	87,544	87,544	1,087,544
12	200,556	109,774	109,774	1,109,774	93,570	93,570	1,093,570
13	223,184	117,222	117,222	1,117,222	99,210	99,210	1,099,210
14	246,943	124,351	124,351	1,124,351	104,452	104,452	1,104,452
15	271,890	131,146	131,146	1,131,146	109,262	109,262	1,109,262
16	298,084	137,612	137,612	1,137,612	113,628	113,628	1,113,628
17	325,589	143,699	143,699	1,143,699	117,488	117,488	1,117,488
18	354,468	149,369	149,369	1,149,369	120,782	120,782	1,120,782
19	384,791	154,618	154,618	1,154,618	123,458	123,458	1,123,458
20	416,631	159,395	159,395	1,159,395	125,439	125,439	1,125,439
25	601,361	174,649	174,649	1,174,649	122,893	122,893	1,122,893
30	837,129	168,472	168,472	1,168,472	91,483	91,483	1,091,483
35	1,138,036	128,150	128,150	1,128,150	12,563	12,563	1,012,563
40	1,522,077	34,128	34,128	1,034,128	0	0	0
45	0	0	0	0	0	0	0
50	0	0	0	0	0	0	0
55	0	0	0	0	0	0	0
60	0	0	0	0	0	0	0
65	0	0	0	0	0	0	0

(1) Assumes a $12,000 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.
(2) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.
(3) Increase is due to adjustment by the corridor percentage. See "Death Benefits".

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR J.P. MORGAN SERIES TRUST II. THE ACCUMULATION VALUE, CASH VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 0% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY JP FINANCIAL SEPARATE ACCOUNT C, OR J.P. MORGAN TRUST II THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
JPF HERITAGE I FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

DEATH BENEFIT OPTION II;
CASH VALUE ACCUMULATION TEST
MALE NON-SMOKER ISSUE AGE 35
$1,000,000 INITIAL SPECIFIED AMOUNT

ASSUMED HYPOTHETICAL GROSS ANNUAL RATE OF RETURN: 0% (-1.64% net)
ASSUMED ANNUAL PREMIUM(1): $12,000

END OF YEAR	PREMIUMS ACCUMULATED AT 5% INTEREST PER YEAR	ASSUMING CURRENT COSTS ACCUMULATION VALUE(2)	CASH VALUE(2)	DEATH BENEFIT(2)	ASSUMING GUARANTEED COSTS ACCUMULATION VALUE(2)	CASH VALUE(2)	DEATH BENEFIT(2)
1	12,600	10,562	9,962	1,010,562	9,337	8,737	1,009,337
2	25,830	20,872	20,392	1,020,872	18,442	17,962	1,018,442
3	39,721	30,874	30,514	1,030,874	27,289	26,929	1,027,289
4	54,308	40,614	40,374	1,040,614	35,872	35,632	1,035,872
5	69,623	50,115	49,995	1,050,115	44,177	44,057	1,044,177
6	85,704	59,381	59,381	1,059,381	52,197	52,197	1,052,197
7	102,589	68,406	68,406	1,068,406	59,908	59,908	1,059,908
8	120,319	77,184	77,184	1,077,184	67,315	67,315	1,067,315
9	138,935	85,720	85,720	1,085,720	74,393	74,393	1,074,393
10	158,481	93,998	93,998	1,093,998	81,148	81,148	1,081,148
11	179,006	102,031	102,031	1,102,031	87,544	87,544	1,087,544
12	200,556	109,774	109,774	1,109,774	93,570	93,570	1,093,570
13	223,184	117,222	117,222	1,117,222	99,210	99,210	1,099,210
14	246,943	124,351	124,351	1,124,351	104,452	104,452	1,104,452
15	271,890	131,146	131,146	1,131,146	109,262	109,262	1,109,262
16	298,084	137,612	137,612	1,137,612	113,628	113,628	1,113,628
17	325,589	143,699	143,699	1,143,699	117,488	117,488	1,117,488
18	354,468	149,369	149,369	1,149,369	120,782	120,782	1,120,782
19	384,791	154,618	154,618	1,154,618	123,458	123,458	1,123,458
20	416,631	159,395	159,395	1,159,395	125,439	125,439	1,125,439
25	601,361	174,649	174,649	1,174,649	122,893	122,893	1,122,893
30	837,129	168,472	168,472	1,168,472	91,483	91,483	1,091,483
35	1,138,036	128,150	128,150	1,128,150	12,563	12,563	1,012,563
40	1,522,077	34,128	34,128	1,034,128	0	0	0
45	0	0	0	0	0	0	0
50	0	0	0	0	0	0	0
55	0	0	0	0	0	0	0
60	0	0	0	0	0	0	0
65	0	0	0	0	0	0	0

(1) Assumes a $12,000 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.

(2) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.

(3) Increase is due to adjustment by the corridor percentage. See "Death Benefits".

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR J.P. MORGAN SERIES TRUST II. THE ACCUMULATION VALUE, CASH VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 0% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY JP FINANCIAL SEPARATE ACCOUNT C, OR J.P. MORGAN TRUST II THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
JP FINANCIAL HERITAGE II JOINT AND LAST SURVIVOR
FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

DEATH BENEFIT OPTION I;
GUIDELINE PREMIUM TEST
MALE NON-SMOKER ISSUE AGE 35
FEMALE NON-SMOKER ISSUE AGE 35
$2,000,000 INITIAL SPECIFIED AMOUNT

ASSUMED HYPOTHETICAL GROSS ANNUAL RATE OF RETURN: 12% (10.36% net)
ASSUMED ANNUAL PREMIUM(1): $14,900

END OF YEAR	PREMIUMS ACCUMULATED AT 5% INTEREST PER YEAR	ASSUMING CURRENT COSTS			ASSUMING GUARANTEED COSTS		
		ACCUMULATION VALUE(2)	CASH VALUE(2)	DEATH BENEFIT(2)	ACCUMULATION VALUE(2)	CASH VALUE(2)	DEATH BENEFIT(2)
1	15,645	15,331	14,586	2,000,000	15,328	14,583	2,000,000
2	32,072	32,247	31,651	2,000,000	32,233	31,637	2,000,000
3	49,321	50,908	50,461	2,000,000	50,877	50,430	2,000,000
4	67,432	71,497	71,199	2,000,000	71,436	71,138	2,000,000
5	86,449	94,211	94,062	2,000,000	94,106	93,957	2,000,000
6	106,416	119,268	119,268	2,000,000	119,104	119,104	2,000,000
7	127,382	146,910	146,910	2,000,000	146,665	146,665	2,000,000
8	149,396	177,415	177,415	2,000,000	177,062	177,062	2,000,000
9	172,511	211,113	211,113	2,000,000	210,621	210,621	2,000,000
10	196,781	248,338	248,338	2,000,000	247,673	247,673	2,000,000
11	222,265	289,461	289,461	2,000,000	288,578	288,578	2,000,000
12	249,023	334,889	334,889	2,000,000	333,737	333,737	2,000,000
13	277,120	385,071	385,071	2,000,000	383,592	383,592	2,000,000
14	306,621	440,506	440,506	2,000,000	438,630	438,630	2,000,000
15	337,597	501,743	501,743	2,000,000	499,393	499,393	2,000,000
16	370,121	569,391	569,391	2,000,000	566,477	566,477	2,000,000
17	404,273	644,120	644,120	2,000,000	640,540	640,540	2,000,000
18	440,131	726,674	726,674	2,000,000	722,312	722,312	2,000,000
19	477,783	817,874	817,874	2,000,000	812,598	812,598	2,000,000
20	517,317	918,629	918,629	2,000,000	912,297	912,297	2,000,000
25	746,690	1,605,210	1,605,210	2,150,982(3)	1,591,321	1,591,321	2,132,371(3)
30	1,039,436	2,735,468	2,735,468	3,337,271(3)	2,707,224	2,707,224	3,302,813(3)
35	1,413,061	4,591,090	4,591,090	5,325,664(3)	4,529,867	4,529,867	5,254,646(3)
40	1,889,912	7,634,664	7,634,664	8,169,090(3)	7,503,186	7,503,186	8,028,409(3)
45	2,498,509	12,628,856	12,628,856	13,260,299(3)	12,360,734	12,360,734	12,978,770(3)
50	3,275,249	20,719,735	20,719,735	21,755,722(3)	20,122,054	20,122,054	21,128,157(3)
55	4,266,589	33,618,688	33,618,688	35,299,622(3)	32,187,655	32,187,655	33,797,038(3)
60	5,531,817	54,582,822	54,582,822	55,128,650(3)	51,631,297	51,631,297	52,147,610(3)
65	7,146,605	90,089,958	90,089,958	90,089,958(3)	85,223,453	85,223,453	85,223,453(3)

(1) Assumes a $14,900 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.
(2) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.
(3) Increase is due to adjustment by the corridor percentage. See "Death Benefits".

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR J.P. MORGAN SERIES TRUST II. THE ACCUMULATION VALUE, CASH VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY JP FINANCIAL SEPARATE ACCOUNT C, OR J.P. MORGAN TRUST II THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
JP FINANCIAL HERITAGE II JOINT AND LAST SURVIVOR
FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

DEATH BENEFIT OPTION I;
CASH VALUE ACCUMULATION TEST
MALE NON-SMOKER ISSUE AGE 35
FEMALE NON-SMOKER ISSUE AGE 35
$2,000,000 INITIAL SPECIFIED AMOUNT

ASSUMED HYPOTHETICAL GROSS ANNUAL RATE OF RETURN: 12% (10.36% net)
ASSUMED ANNUAL PREMIUM(1): $14,900

END OF YEAR	PREMIUMS ACCUMULATED AT 5% INTEREST PER YEAR	ASSUMING CURRENT COSTS ACCUMULATION VALUE(2)	ASSUMING CURRENT COSTS CASH VALUE(2)	ASSUMING CURRENT COSTS DEATH BENEFIT(2)	ASSUMING GUARANTEED COSTS ACCUMULATION VALUE(2)	ASSUMING GUARANTEED COSTS CASH VALUE(2)	ASSUMING GUARANTEED COSTS DEATH BENEFIT(2)
1	15,645	15,331	14,586	2,000,000	15,328	14,583	2,000,000
2	32,072	32,247	31,651	2,000,000	32,233	31,637	2,000,000
3	49,321	50,908	50,461	2,000,000	50,877	50,430	2,000,000
4	67,432	71,497	71,199	2,000,000	71,436	71,138	2,000,000
5	86,449	94,211	94,062	2,000,000	94,106	93,957	2,000,000
6	106,416	119,268	119,268	2,000,000	119,104	119,104	2,000,000
7	127,382	146,910	146,910	2,000,000	146,665	146,665	2,000,000
8	149,396	177,415	177,415	2,000,000	177,062	177,062	2,000,000
9	172,511	211,113	211,113	2,000,000	210,621	210,621	2,000,000
10	196,781	248,338	248,338	2,000,000	247,673	247,673	2,000,000
11	222,265	289,461	289,461	2,000,000	288,578	288,578	2,000,000
12	249,023	334,889	334,889	2,000,000	333,737	333,737	2,000,000
13	277,120	385,071	385,071	2,000,000	383,592	383,592	2,000,000
14	306,621	440,506	440,506	2,000,000	438,630	438,630	2,000,000
15	337,597	501,743	501,743	2,000,000	499,393	499,393	2,000,000
16	370,121	569,389	569,389	2,083,963(3)	566,473	566,473	2,073,292(3)
17	404,273	644,087	644,087	2,273,629(3)	640,471	640,471	2,260,864(3)
18	440,131	726,560	726,560	2,463,037(3)	722,061	722,061	2,447,788(3)
19	477,783	817,596	817,596	2,673,539(3)	811,984	811,984	2,655,188(3)
20	517,317	918,074	918,074	2,882,752(3)	911,063	911,063	2,860,737(3)
25	746,690	1,599,129	1,599,129	4,173,728(3)	1,577,794	1,577,794	4,118,043(3)
30	1,039,436	2,706,713	2,706,713	5,900,635(3)	2,644,081	2,644,081	5,764,097(3)
35	1,413,061	4,489,655	4,489,655	8,260,964(3)	4,310,719	4,310,719	7,931,723(3)
40	1,889,912	7,314,181	7,314,181	11,556,405(3)	6,838,316	6,838,316	10,804,539(3)
45	2,498,509	11,679,164	11,679,164	16,234,038(3)	10,489,479	10,489,479	14,580,376(3)
50	3,275,249	18,224,723	18,224,723	22,963,151(3)	15,570,532	15,570,532	19,618,870(3)
55	4,266,589	27,801,594	27,801,594	32,805,881(3)	22,340,506	22,340,506	26,361,797(3)
60	5,531,817	41,996,010	41,996,010	46,615,571(3)	31,660,821	31,660,821	35,143,512(3)
65	7,146,605	65,027,952	65,027,952	67,629,070(3)	44,428,840	44,428,840	46,205,994(3)

(1) Assumes a $14,900 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.
(2) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.
(3) Increase is due to adjustment by the corridor percentage. See "Death Benefits".

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR J.P. MORGAN SERIES TRUST II. THE ACCUMULATION VALUE, CASH VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY JP FINANCIAL SEPARATE ACCOUNT C, OR J.P. MORGAN TRUST II THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
JP FINANCIAL HERITAGE II JOINT AND LAST SURVIVOR
FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

DEATH BENEFIT OPTION I;
GUIDELINE PREMIUM TEST
MALE NON-SMOKER ISSUE AGE 35
FEMALE NON-SMOKER ISSUE AGE 35
$2,000,000 INITIAL SPECIFIED AMOUNT

ASSUMED HYPOTHETICAL GROSS ANNUAL RATE OF RETURN: 6% (4.36% net)
ASSUMED ANNUAL PREMIUM(1): $14,900

END OF YEAR	PREMIUMS ACCUMULATED AT 5% INTEREST PER YEAR	ASSUMING CURRENT COSTS ACCUMULATION VALUE(2)	ASSUMING CURRENT COSTS CASH VALUE(2)	ASSUMING CURRENT COSTS DEATH BENEFIT(2)	ASSUMING GUARANTEED COSTS ACCUMULATION VALUE(2)	ASSUMING GUARANTEED COSTS CASH VALUE(2)	ASSUMING GUARANTEED COSTS DEATH BENEFIT(2)
1	15,645	14,498	13,753	2,000,000	14,495	13,750	2,000,000
2	32,072	29,623	29,027	2,000,000	29,611	29,015	2,000,000
3	49,321	45,403	44,956	2,000,000	45,373	44,926	2,000,000
4	67,432	61,863	61,565	2,000,000	61,807	61,509	2,000,000
5	86,449	79,034	78,885	2,000,000	78,939	78,790	2,000,000
6	106,416	96,945	96,945	2,000,000	96,797	96,797	2,000,000
7	127,382	115,625	115,625	2,000,000	115,408	115,408	2,000,000
8	149,396	135,106	135,106	2,000,000	134,799	134,799	2,000,000
9	172,511	155,422	155,422	2,000,000	155,001	155,001	2,000,000
10	196,781	176,630	176,630	2,000,000	176,067	176,067	2,000,000
11	222,265	198,776	198,776	2,000,000	198,037	198,037	2,000,000
12	249,023	221,898	221,898	2,000,000	220,946	220,946	2,000,000
13	277,120	246,038	246,038	2,000,000	244,826	244,826	2,000,000
14	306,621	271,236	271,236	2,000,000	269,715	269,715	2,000,000
15	337,597	297,536	297,536	2,000,000	295,645	295,645	2,000,000
16	370,121	324,984	324,984	2,000,000	322,653	322,653	2,000,000
17	404,273	353,622	353,622	2,000,000	350,771	350,771	2,000,000
18	440,131	383,496	383,496	2,000,000	380,030	380,030	2,000,000
19	477,783	414,653	414,653	2,000,000	410,457	410,457	2,000,000
20	517,317	447,139	447,139	2,000,000	442,083	442,083	2,000,000
25	746,690	631,281	631,281	2,000,000	619,225	619,225	2,000,000
30	1,039,436	856,393	856,393	2,000,000	830,046	830,046	2,000,000
35	1,413,061	1,128,977	1,128,977	2,000,000	1,073,891	1,073,891	2,000,000
40	1,889,912	1,457,712	1,457,712	2,000,000	1,350,702	1,350,702	2,000,000
45	2,498,509	1,864,799	1,864,799	2,000,000	1,668,868	1,668,868	2,000,000
50	3,275,249	2,381,027	2,381,027	2,500,078(3)	2,096,848	2,096,848	2,201,690(3)
55	4,266,589	2,991,013	2,991,013	3,140,564(3)	2,606,030	2,606,030	2,736,332(3)
60	5,531,817	3,743,987	3,743,987	3,781,427(3)	3,232,927	3,232,927	3,265,256(3)
65	7,146,605	4,746,878	4,746,878	4,746,878(3)	4,109,592	4,109,592	4,109,592(3)

(1) Assumes a $14,900 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.
(2) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.
(3) Increase is due to adjustment by the corridor percentage. See "Death Benefits".

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR J.P. MORGAN SERIES TRUST II. THE ACCUMULATION VALUE, CASH VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 6% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY JP FINANCIAL SEPARATE ACCOUNT C, OR J.P. MORGAN TRUST II THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
JP FINANCIAL HERITAGE II JOINT AND LAST SURVIVOR
FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

DEATH BENEFIT OPTION I;
CASH VALUE ACCUMULATION TEST
MALE NON-SMOKER ISSUE AGE 35
FEMALE NON-SMOKER ISSUE AGE 35
$2,000,000 INITIAL SPECIFIED AMOUNT

ASSUMED HYPOTHETICAL GROSS ANNUAL RATE OF RETURN: 6% (4.36% net)
ASSUMED ANNUAL PREMIUM(1): $14,900

END OF YEAR	PREMIUMS ACCUMULATED AT 5% INTEREST PER YEAR	ASSUMING CURRENT COSTS ACCUMULATION VALUE(2)	ASSUMING CURRENT COSTS CASH VALUE(2)	ASSUMING CURRENT COSTS DEATH BENEFIT(2)	ASSUMING GUARANTEED COSTS ACCUMULATION VALUE(2)	ASSUMING GUARANTEED COSTS CASH VALUE(2)	ASSUMING GUARANTEED COSTS DEATH BENEFIT(2)
1	15,645	14,498	13,753	2,000,000	14,495	13,750	2,000,000
2	32,072	29,623	29,027	2,000,000	29,611	29,015	2,000,000
3	49,321	45,403	44,956	2,000,000	45,373	44,926	2,000,000
4	67,432	61,863	61,565	2,000,000	61,807	61,509	2,000,000
5	86,449	79,034	78,885	2,000,000	78,939	78,790	2,000,000
6	106,416	96,945	96,945	2,000,000	96,797	96,797	2,000,000
7	127,382	115,625	115,625	2,000,000	115,408	115,408	2,000,000
8	149,396	135,106	135,106	2,000,000	134,799	134,799	2,000,000
9	172,511	155,422	155,422	2,000,000	155,001	155,001	2,000,000
10	196,781	176,630	176,630	2,000,000	176,067	176,067	2,000,000
11	222,265	198,776	198,776	2,000,000	198,037	198,037	2,000,000
12	249,023	221,898	221,898	2,000,000	220,946	220,946	2,000,000
13	277,120	246,038	246,038	2,000,000	244,826	244,826	2,000,000
14	306,621	271,236	271,236	2,000,000	269,715	269,715	2,000,000
15	337,597	297,536	297,536	2,000,000	295,645	295,645	2,000,000
16	370,121	324,984	324,984	2,000,000	322,653	322,653	2,000,000
17	404,273	353,622	353,622	2,000,000	350,771	350,771	2,000,000
18	440,131	383,496	383,496	2,000,000	380,030	380,030	2,000,000
19	477,783	414,653	414,653	2,000,000	410,457	410,457	2,000,000
20	517,317	447,139	447,139	2,000,000	442,083	442,083	2,000,000
25	746,690	631,281	631,281	2,000,000	619,225	619,225	2,000,000
30	1,039,436	856,393	856,393	2,000,000	830,046	830,046	2,000,000
35	1,413,061	1,128,814	1,128,814	2,077,017(3)	1,073,891	1,073,891	2,000,000
40	1,889,912	1,450,291	1,450,291	2,291,460(3)	1,346,499	1,346,499	2,127,468(3)
45	2,498,509	1,813,983	1,813,983	2,521,436(3)	1,623,130	1,623,130	2,256,151(3)
50	3,275,249	2,205,476	2,205,476	2,778,899(3)	1,884,896	1,884,896	2,374,969(3)
55	4,266,589	2,610,663	2,610,663	3,080,583(3)	2,109,028	2,109,028	2,488,653(3)
60	5,531,817	3,050,244	3,050,244	3,385,771(3)	2,325,599	2,325,599	2,581,414(3)
65	7,146,605	3,642,580	3,642,580	3,788,283(3)	2,534,043	2,534,043	2,635,404(3)

(1) Assumes a $14,900 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.
(2) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.
(3) Increase is due to adjustment by the corridor percentage. See "Death Benefits".

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR J.P. MORGAN SERIES TRUST II. THE ACCUMULATION VALUE, CASH VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 6% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY JP FINANCIAL SEPARATE ACCOUNT C, OR J.P. MORGAN TRUST II THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
JP FINANCIAL HERITAGE II JOINT AND LAST SURVIVOR
FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

DEATH BENEFIT OPTION I;
GUIDELINE PREMIUM TEST
MALE NON-SMOKER ISSUE AGE 35
FEMALE NON-SMOKER ISSUE AGE 35
$2,000,000 INITIAL SPECIFIED AMOUNT

ASSUMED HYPOTHETICAL GROSS ANNUAL RATE OF RETURN: 0% (-1.64% net)
ASSUMED ANNUAL PREMIUM(1): $14,900

END OF YEAR	PREMIUMS ACCUMULATED AT 5% INTEREST PER YEAR	ASSUMING CURRENT COSTS ACCUMULATION VALUE(2)	ASSUMING CURRENT COSTS CASH VALUE(2)	ASSUMING CURRENT COSTS DEATH BENEFIT(2)	ASSUMING GUARANTEED COSTS ACCUMULATION VALUE(2)	ASSUMING GUARANTEED COSTS CASH VALUE(2)	ASSUMING GUARANTEED COSTS DEATH BENEFIT(2)
1	15,645	13,664	12,919	2,000,000	13,661	12,916	2,000,000
2	32,072	27,100	26,504	2,000,000	27,088	26,492	2,000,000
3	49,321	40,310	39,863	2,000,000	40,282	39,835	2,000,000
4	67,432	53,297	52,999	2,000,000	53,245	52,947	2,000,000
5	86,449	66,064	65,915	2,000,000	65,977	65,828	2,000,000
6	106,416	78,612	78,612	2,000,000	78,480	78,480	2,000,000
7	127,382	90,943	90,943	2,000,000	90,751	90,751	2,000,000
8	149,396	103,059	103,059	2,000,000	102,792	102,792	2,000,000
9	172,511	114,962	114,962	2,000,000	114,599	114,599	2,000,000
10	196,781	126,652	126,652	2,000,000	126,173	126,173	2,000,000
11	222,265	138,130	138,130	2,000,000	137,509	137,509	2,000,000
12	249,023	149,396	149,396	2,000,000	148,603	148,603	2,000,000
13	277,120	160,463	160,463	2,000,000	159,464	159,464	2,000,000
14	306,621	171,333	171,333	2,000,000	170,089	170,089	2,000,000
15	337,597	182,002	182,002	2,000,000	180,467	180,467	2,000,000
16	370,121	192,468	192,468	2,000,000	190,588	190,588	2,000,000
17	404,273	202,724	202,724	2,000,000	200,437	200,437	2,000,000
18	440,131	212,765	212,765	2,000,000	209,993	209,993	2,000,000
19	477,783	222,578	222,578	2,000,000	219,230	219,230	2,000,000
20	517,317	232,154	232,154	2,000,000	228,123	228,123	2,000,000
25	746,690	275,976	275,976	2,000,000	266,225	266,225	2,000,000
30	1,039,436	310,553	310,553	2,000,000	288,107	288,107	2,000,000
35	1,413,061	328,107	328,107	2,000,000	275,536	275,536	2,000,000
40	1,889,912	309,360	309,360	2,000,000	187,397	187,397	2,000,000
45	2,498,509	203,271	203,271	2,000,000	0	0	0
50	0	0	0	0	0	0	0
55	0	0	0	0	0	0	0
60	0	0	0	0	0	0	0
65	0	0	0	0	0	0	0

(1) Assumes a $14,900 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.
(2) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.
(3) Increase is due to adjustment by the corridor percentage. See "Death Benefits".

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR J.P. MORGAN SERIES TRUST II. THE ACCUMULATION VALUE, CASH VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 0% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY JP FINANCIAL SEPARATE ACCOUNT C, OR J.P. MORGAN TRUST II THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
JP FINANCIAL HERITAGE II JOINT AND LAST SURVIVOR
FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

DEATH BENEFIT OPTION I;
CASH VALUE ACCUMULATION TEST
MALE NON-SMOKER ISSUE AGE 35
FEMALE NON-SMOKER ISSUE AGE 35
$2,000,000 INITIAL SPECIFIED AMOUNT

ASSUMED HYPOTHETICAL GROSS ANNUAL RATE OF RETURN: 0% (-1.64% net)
ASSUMED ANNUAL PREMIUM(1): $14,900

END OF YEAR	PREMIUMS ACCUMULATED AT 5% INTEREST PER YEAR	ASSUMING CURRENT COSTS			ASSUMING GUARANTEED COSTS		
		ACCUMULATION VALUE(2)	CASH VALUE(2)	DEATH BENEFIT(2)	ACCUMULATION VALUE(2)	CASH VALUE(2)	DEATH BENEFIT(2)
1	15,645	13,664	12,919	2,000,000	13,661	12,916	2,000,000
2	32,072	27,100	26,504	2,000,000	27,088	26,492	2,000,000
3	49,321	40,310	39,863	2,000,000	40,282	39,835	2,000,000
4	67,432	53,297	52,999	2,000,000	53,245	52,947	2,000,000
5	86,449	66,064	65,915	2,000,000	65,977	65,828	2,000,000
6	106,416	78,612	78,612	2,000,000	78,480	78,480	2,000,000
7	127,382	90,943	90,943	2,000,000	90,751	90,751	2,000,000
8	149,396	103,059	103,059	2,000,000	102,792	102,792	2,000,000
9	172,511	114,962	114,962	2,000,000	114,599	114,599	2,000,000
10	196,781	126,652	126,652	2,000,000	126,173	126,173	2,000,000
11	222,265	138,130	138,130	2,000,000	137,509	137,509	2,000,000
12	249,023	149,396	149,396	2,000,000	148,603	148,603	2,000,000
13	277,120	160,463	160,463	2,000,000	159,464	159,464	2,000,000
14	306,621	171,333	171,333	2,000,000	170,089	170,089	2,000,000
15	337,597	182,002	182,002	2,000,000	180,467	180,467	2,000,000
16	370,121	192,468	192,468	2,000,000	190,588	190,588	2,000,000
17	404,273	202,724	202,724	2,000,000	200,437	200,437	2,000,000
18	440,131	212,765	212,765	2,000,000	209,993	209,993	2,000,000
19	477,783	222,578	222,578	2,000,000	219,230	219,230	2,000,000
20	517,317	232,154	232,154	2,000,000	228,123	228,123	2,000,000
25	746,690	275,976	275,976	2,000,000	266,225	266,225	2,000,000
30	1,039,436	310,553	310,553	2,000,000	288,107	288,107	2,000,000
35	1,413,061	328,107	328,107	2,000,000	275,536	275,536	2,000,000
40	1,889,912	309,360	309,360	2,000,000	187,397	187,397	2,000,000
45	2,498,509	203,271	203,271	2,000,000	0	0	0
50	0	0	0	0	0	0	0
55	0	0	0	0	0	0	0
60	0	0	0	0	0	0	0
65	0	0	0	0	0	0	0

(1) Assumes a $14,900 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.
(2) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.
(3) Increase is due to adjustment by the corridor percentage. See "Death Benefits".

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR J.P. MORGAN SERIES TRUST II. THE ACCUMULATION VALUE, CASH VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 0% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY JP FINANCIAL SEPARATE ACCOUNT C, OR J.P. MORGAN TRUST II THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
JP FINANCIAL HERITAGE II JOINT AND LAST SURVIVOR
FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

DEATH BENEFIT OPTION II;
GUIDELINE PREMIUM TEST
MALE NON-SMOKER ISSUE AGE 35
FEMALE NON-SMOKER ISSUE AGE 35
$2,000,000 INITIAL SPECIFIED AMOUNT

ASSUMED HYPOTHETICAL GROSS ANNUAL RATE OF RETURN: 12% (10.36% net)
ASSUMED ANNUAL PREMIUM(1): $14,900

END OF YEAR	PREMIUMS ACCUMULATED AT 5% INTEREST PER YEAR	ASSUMING CURRENT COSTS			ASSUMING GUARANTEED COSTS		
		ACCUMULATION VALUE(2)	CASH VALUE(2)	DEATH BENEFIT(2)	ACCUMULATION VALUE(2)	CASH VALUE(2)	DEATH BENEFIT(2)
1	15,645	15,331	14,586	2,015,331	15,328	14,583	2,015,328
2	32,072	32,246	31,650	2,032,246	32,233	31,637	2,032,233
3	49,321	50,908	50,461	2,050,908	50,876	50,429	2,050,876
4	67,432	71,496	71,198	2,071,496	71,433	71,135	2,071,433
5	86,449	94,208	94,059	2,094,208	94,100	93,951	2,094,100
6	106,416	119,263	119,263	2,119,263	119,092	119,092	2,119,092
7	127,382	146,901	146,901	2,146,901	146,643	146,643	2,146,643
8	149,396	177,399	177,399	2,177,399	177,025	177,025	2,177,025
9	172,511	211,087	211,087	2,211,087	210,561	210,561	2,210,561
10	196,781	248,298	248,298	2,248,298	247,578	247,578	2,247,578
11	222,265	289,399	289,399	2,289,399	288,432	288,432	2,288,432
12	249,023	334,796	334,796	2,334,796	333,518	333,518	2,333,518
13	277,120	384,934	384,934	2,384,934	383,270	383,270	2,383,270
14	306,621	440,306	440,306	2,440,306	438,164	438,164	2,438,164
15	337,597	501,457	501,457	2,501,457	498,728	498,728	2,498,728
16	370,121	568,987	568,987	2,568,987	565,537	565,537	2,565,537
17	404,273	643,553	643,553	2,643,553	639,226	639,226	2,639,226
18	440,131	725,886	725,886	2,725,886	720,486	720,486	2,720,486
19	477,783	816,783	816,783	2,816,783	810,078	810,078	2,810,078
20	517,317	917,128	917,128	2,917,128	908,838	908,838	2,908,838
25	746,690	1,598,361	1,598,361	3,598,361	1,575,734	1,575,734	3,575,734
30	1,039,436	2,712,167	2,712,167	4,712,167	2,654,690	2,654,690	4,654,690
35	1,413,061	4,525,870	4,525,870	6,525,870	4,383,685	4,383,685	6,383,685
40	1,889,912	7,462,460	7,462,460	9,462,460	7,125,022	7,125,022	9,125,022
45	2,498,509	12,177,088	12,177,088	14,177,088	11,394,545	11,394,545	13,394,545
50	3,275,249	19,673,949	19,673,949	21,673,949	17,962,583	17,962,583	19,962,583
55	4,266,589	31,551,442	31,551,442	33,551,442	27,971,932	27,971,932	29,971,932
60	5,531,817	50,472,129	50,472,129	52,472,129	43,366,424	43,366,424	45,366,424
65	7,146,605	80,955,519	80,955,519	82,955,519	65,124,622	65,124,622	67,124,622

(1) Assumes a $14,900 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.
(2) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.
(3) Increase is due to adjustment by the corridor percentage. See "Death Benefits".

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR J.P. MORGAN SERIES TRUST II. THE ACCUMULATION VALUE, CASH VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY JP FINANCIAL SEPARATE ACCOUNT C, OR J.P. MORGAN TRUST II THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
JP FINANCIAL HERITAGE II JOINT AND LAST SURVIVOR
FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

DEATH BENEFIT OPTION II;
CASH VALUE ACCUMULATION TEST
MALE NON-SMOKER ISSUE AGE 35
FEMALE NON-SMOKER ISSUE AGE 35
$2,000,000 INITIAL SPECIFIED AMOUNT

ASSUMED HYPOTHETICAL GROSS ANNUAL RATE OF RETURN: 12% (10.36% net)
ASSUMED ANNUAL PREMIUM(1): $14,900

END OF YEAR	PREMIUMS ACCUMULATED AT 5% INTEREST PER YEAR	ASSUMING CURRENT COSTS ACCUMULATION VALUE(2)	ASSUMING CURRENT COSTS CASH VALUE(2)	ASSUMING CURRENT COSTS DEATH BENEFIT(2)	ASSUMING GUARANTEED COSTS ACCUMULATION VALUE(2)	ASSUMING GUARANTEED COSTS CASH VALUE(2)	ASSUMING GUARANTEED COSTS DEATH BENEFIT(2)
1	15,645	15,331	14,586	2,015,331	15,328	14,583	2,015,328
2	32,072	32,246	31,650	2,032,246	32,233	31,637	2,032,233
3	49,321	50,908	50,461	2,050,908	50,876	50,429	2,050,876
4	67,432	71,496	71,198	2,071,496	71,433	71,135	2,071,433
5	86,449	94,208	94,059	2,094,208	94,100	93,951	2,094,100
6	106,416	119,263	119,263	2,119,263	119,092	119,092	2,119,092
7	127,382	146,901	146,901	2,146,901	146,643	146,643	2,146,643
8	149,396	177,399	177,399	2,177,399	177,025	177,025	2,177,025
9	172,511	211,087	211,087	2,211,087	210,561	210,561	2,210,561
10	196,781	248,298	248,298	2,248,298	247,578	247,578	2,247,578
11	222,265	289,399	289,399	2,289,399	288,432	288,432	2,288,432
12	249,023	334,796	334,796	2,334,796	333,518	333,518	2,333,518
13	277,120	384,934	384,934	2,384,934	383,270	383,270	2,383,270
14	306,621	440,306	440,306	2,440,306	438,164	438,164	2,438,164
15	337,597	501,457	501,457	2,501,457	498,728	498,728	2,498,728
16	370,121	568,987	568,987	2,568,987	565,537	565,537	2,565,537
17	404,273	643,553	643,553	2,643,553	639,226	639,226	2,639,226
18	440,131	725,886	725,886	2,725,886	720,486	720,486	2,720,486
19	477,783	816,783	816,783	2,816,783	810,078	810,078	2,810,078
20	517,317	917,128	917,128	2,917,128	908,838	908,838	2,908,838
25	746,690	1,597,555	1,597,555	4,169,618	1,574,096	1,574,096	4,108,391
30	1,039,436	2,704,139	2,704,139	5,895,024	2,638,099	2,638,099	5,751,057
35	1,413,061	4,485,473	4,485,473	8,253,270	4,301,173	4,301,173	7,914,158
40	1,889,912	7,307,454	7,307,454	11,545,777	6,823,371	6,823,371	10,780,927
45	2,498,509	11,668,506	11,668,506	16,219,224	10,466,748	10,466,748	14,548,780
50	3,275,249	18,208,174	18,208,174	22,942,299	15,536,978	15,536,978	19,576,593
55	4,266,589	27,776,429	27,776,429	32,776,186	22,292,547	22,292,547	26,305,205
60	5,531,817	41,958,076	41,958,076	46,573,464	31,593,036	31,593,036	35,068,269
65	7,146,605	64,969,294	64,969,294	67,568,066	44,019,732	44,019,732	46,019,732

(1) Assumes a $14,900 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.
(2) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.
(3) Increase is due to adjustment by the corridor percentage. See "Death Benefits".

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR J.P. MORGAN SERIES TRUST II. THE ACCUMULATION VALUE, CASH VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY JP FINANCIAL SEPARATE ACCOUNT C, OR J.P. MORGAN TRUST II THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
JP FINANCIAL HERITAGE II JOINT AND LAST SURVIVOR
FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

DEATH BENEFIT OPTION II;
GUIDELINE PREMIUM TEST
MALE NON-SMOKER ISSUE AGE 35
FEMALE NON-SMOKER ISSUE AGE 35
$2,000,000 INITIAL SPECIFIED AMOUNT

ASSUMED HYPOTHETICAL GROSS ANNUAL RATE OF RETURN: 6% (4.36% net)
ASSUMED ANNUAL PREMIUM(1): $14,900

END OF YEAR	PREMIUMS ACCUMULATED AT 5% INTEREST PER YEAR	ASSUMING CURRENT COSTS			ASSUMING GUARANTEED COSTS		
		ACCUMULATION VALUE(2)	CASH VALUE(2)	DEATH BENEFIT(2)	ACCUMULATION VALUE(2)	CASH VALUE(2)	DEATH BENEFIT(2)
1	15,645	14,498	13,753	2,014,498	14,495	13,750	2,014,495
2	32,072	29,623	29,027	2,029,623	29,611	29,015	2,029,611
3	49,321	45,402	44,955	2,045,402	45,372	44,925	2,045,372
4	67,432	61,862	61,564	2,061,862	61,805	61,507	2,061,805
5	86,449	79,032	78,883	2,079,032	78,934	78,785	2,078,934
6	106,416	96,941	96,941	2,096,941	96,788	96,788	2,096,788
7	127,382	115,618	115,618	2,115,618	115,391	115,391	2,115,391
8	149,396	135,095	135,095	2,135,095	134,772	134,772	2,134,772
9	172,511	155,404	155,404	2,155,404	154,959	154,959	2,154,959
10	196,781	176,603	176,603	2,176,603	176,002	176,002	2,176,002
11	222,265	198,735	198,735	2,198,735	197,941	197,941	2,197,941
12	249,023	221,839	221,839	2,221,839	220,807	220,807	2,220,807
13	277,120	245,954	245,954	2,245,954	244,631	244,631	2,244,631
14	306,621	271,119	271,119	2,271,119	269,442	269,442	2,269,442
15	337,597	297,376	297,376	2,297,376	295,272	295,272	2,295,272
16	370,121	324,765	324,765	2,324,765	322,146	322,146	2,322,146
17	404,273	353,327	353,327	2,353,327	350,090	350,090	2,350,090
18	440,131	383,103	383,103	2,383,103	379,122	379,122	2,379,122
19	477,783	414,131	414,131	2,414,131	409,254	409,254	2,409,254
20	517,317	446,449	446,449	2,446,449	440,498	440,498	2,440,498
25	746,690	628,720	628,720	2,628,720	613,441	613,441	2,613,441
30	1,039,436	847,712	847,712	2,847,712	810,937	810,937	2,810,937
35	1,413,061	1,100,737	1,100,737	3,100,737	1,013,181	1,013,181	3,013,181
40	1,889,912	1,368,516	1,368,516	3,368,516	1,168,391	1,168,391	3,168,391
45	2,498,509	1,588,800	1,588,800	3,588,800	1,139,136	1,139,136	3,139,136
50	3,275,249	1,614,125	1,614,125	3,614,125	677,914	677,914	2,677,914
55	4,266,589	1,201,025	1,201,025	3,201,025	0	0	0
60	5,531,817	48,669	48,669	2,048,669	0	0	0
65	0	0	0	0	0	0	0

(1) Assumes a $14,900 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.
(2) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.
(3) Increase is due to adjustment by the corridor percentage. See "Death Benefits".

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR J.P. MORGAN SERIES TRUST II. THE ACCUMULATION VALUE, CASH VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 6% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY JP FINANCIAL SEPARATE ACCOUNT C, OR J.P. MORGAN TRUST II THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
JP FINANCIAL HERITAGE II JOINT AND LAST SURVIVOR
FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

DEATH BENEFIT OPTION II;
CASH VALUE ACCUMULATION TEST
MALE NON-SMOKER ISSUE AGE 35
FEMALE NON-SMOKER ISSUE AGE 35
$2,000,000 INITIAL SPECIFIED AMOUNT

ASSUMED HYPOTHETICAL GROSS ANNUAL RATE OF RETURN: 6% (4.36% net)
ASSUMED ANNUAL PREMIUM(1): $14,900

END OF YEAR	PREMIUMS ACCUMULATED AT 5% INTEREST PER YEAR	ASSUMING CURRENT COSTS ACCUMULATION VALUE(2)	CASH VALUE(2)	DEATH BENEFIT(2)	ASSUMING GUARANTEED COSTS ACCUMULATION VALUE(2)	CASH VALUE(2)	DEATH BENEFIT(2)
1	15,645	14,498	13,753	2,014,498	14,495	13,750	2,014,495
2	32,072	29,623	29,027	2,029,623	29,611	29,015	2,029,611
3	49,321	45,402	44,955	2,045,402	45,372	44,925	2,045,372
4	67,432	61,862	61,564	2,061,862	61,805	61,507	2,061,805
5	86,449	79,032	78,883	2,079,032	78,934	78,785	2,078,934
6	106,416	96,941	96,941	2,096,941	96,788	96,788	2,096,788
7	127,382	115,618	115,618	2,115,618	115,391	115,391	2,115,391
8	149,396	135,095	135,095	2,135,095	134,772	134,772	2,134,772
9	172,511	155,404	155,404	2,155,404	154,959	154,959	2,154,959
10	196,781	176,603	176,603	2,176,603	176,002	176,002	2,176,002
11	222,265	198,735	198,735	2,198,735	197,941	197,941	2,197,941
12	249,023	221,839	221,839	2,221,839	220,807	220,807	2,220,807
13	277,120	245,954	245,954	2,245,954	244,631	244,631	2,244,631
14	306,621	271,119	271,119	2,271,119	269,442	269,442	2,269,442
15	337,597	297,376	297,376	2,297,376	295,272	295,272	2,295,272
16	370,121	324,765	324,765	2,324,765	322,146	322,146	2,322,146
17	404,273	353,327	353,327	2,353,327	350,090	350,090	2,350,090
18	440,131	383,103	383,103	2,383,103	379,122	379,122	2,379,122
19	477,783	414,131	414,131	2,414,131	409,254	409,254	2,409,254
20	517,317	446,449	446,449	2,446,449	440,498	440,498	2,440,498
25	746,690	628,720	628,720	2,628,720	613,441	613,441	2,613,441
30	1,039,436	847,712	847,712	2,847,712	810,937	810,937	2,810,937
35	1,413,061	1,100,737	1,100,737	3,100,737	1,013,181	1,013,181	3,013,181
40	1,889,912	1,368,516	1,368,516	3,368,516	1,168,391	1,168,391	3,168,391
45	2,498,509	1,588,800	1,588,800	3,588,800	1,139,136	1,139,136	3,139,136
50	3,275,249	1,614,125	1,614,125	3,614,125	677,914	677,914	2,677,914
55	4,266,589	1,201,025	1,201,025	3,201,025	0	0	0
60	5,531,817	48,669	48,669	2,048,669	0	0	0
65	0	0	0	0	0	0	0

(1) Assumes a $14,900 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.
(2) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.
(3) Increase is due to adjustment by the corridor percentage. See "Death Benefits".

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR J.P. MORGAN SERIES TRUST II. THE ACCUMULATION VALUE, CASH VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 6% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY JP FINANCIAL SEPARATE ACCOUNT C, OR J.P. MORGAN TRUST II THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
JP FINANCIAL HERITAGE II JOINT AND LAST SURVIVOR
FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

DEATH BENEFIT OPTION II;
GUIDELINE PREMIUM TEST
MALE NON-SMOKER ISSUE AGE 35
FEMALE NON-SMOKER ISSUE AGE 35
$2,000,000 INITIAL SPECIFIED AMOUNT

ASSUMED HYPOTHETICAL GROSS ANNUAL RATE OF RETURN: 0% (-1.64% net)
ASSUMED ANNUAL PREMIUM(1): $14,900

END OF YEAR	PREMIUMS ACCUMULATED AT 5% INTEREST PER YEAR	ASSUMING CURRENT COSTS			ASSUMING GUARANTEED COSTS		
		ACCUMULATION VALUE(2)	CASH VALUE(2)	DEATH BENEFIT(2)	ACCUMULATION VALUE(2)	CASH VALUE(2)	DEATH BENEFIT(2)
1	15,645	13,664	12,919	2,013,664	13,661	12,916	2,013,661
2	32,072	27,100	26,504	2,027,100	27,088	26,492	2,027,088
3	49,321	40,310	39,863	2,040,310	40,281	39,834	2,040,281
4	67,432	53,296	52,998	2,053,296	53,243	52,945	2,053,243
5	86,449	66,062	65,913	2,066,062	65,973	65,824	2,065,973
6	106,416	78,609	78,609	2,078,609	78,472	78,472	2,078,472
7	127,382	90,938	90,938	2,090,938	90,739	90,739	2,090,739
8	149,396	103,051	103,051	2,103,051	102,772	102,772	2,102,772
9	172,511	114,949	114,949	2,114,949	114,569	114,569	2,114,569
10	196,781	126,633	126,633	2,126,633	126,128	126,128	2,126,128
11	222,265	138,103	138,103	2,138,103	137,446	137,446	2,137,446
12	249,023	149,358	149,358	2,149,358	148,516	148,516	2,148,516
13	277,120	160,412	160,412	2,160,412	159,345	159,345	2,159,345
14	306,621	171,264	171,264	2,171,264	169,928	169,928	2,169,928
15	337,597	181,910	181,910	2,181,910	180,254	180,254	2,180,254
16	370,121	192,348	192,348	2,192,348	190,310	190,310	2,190,310
17	404,273	202,568	202,568	2,202,568	200,076	200,076	2,200,076
18	440,131	212,563	212,563	2,212,563	209,529	209,529	2,209,529
19	477,783	222,320	222,320	2,222,320	218,638	218,638	2,218,638
20	517,317	231,825	231,825	2,231,825	227,370	227,370	2,227,370
25	746,690	274,954	274,954	2,274,954	263,941	263,941	2,263,941
30	1,039,436	307,674	307,674	2,307,674	281,921	281,921	2,281,921
35	1,413,061	320,440	320,440	2,320,440	260,029	260,029	2,260,029
40	1,889,912	290,354	290,354	2,290,354	154,567	154,567	2,154,567
45	2,498,509	162,609	162,609	2,162,609	0	0	0
50	0	0	0	0	0	0	0
55	0	0	0	0	0	0	0
60	0	0	0	0	0	0	0
65	0	0	0	0	0	0	0

(1) Assumes a $14,900 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.
(2) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.
(3) Increase is due to adjustment by the corridor percentage. See "Death Benefits".

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR J.P. MORGAN SERIES TRUST II. THE ACCUMULATION VALUE, CASH VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 0% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY JP FINANCIAL SEPARATE ACCOUNT C, OR J.P. MORGAN TRUST II THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
JP FINANCIAL HERITAGE II JOINT AND LAST SURVIVOR
FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

DEATH BENEFIT OPTION II;
CASH VALUE ACCUMULATION TEST
MALE NON-SMOKER ISSUE AGE 35
FEMALE NON-SMOKER ISSUE AGE 35
$2,000,000 INITIAL SPECIFIED AMOUNT

ASSUMED HYPOTHETICAL GROSS ANNUAL RATE OF RETURN: 0% (-1.64% net)
ASSUMED ANNUAL PREMIUM(1): $14,900

END OF YEAR	PREMIUMS ACCUMULATED AT 5% INTEREST PER YEAR	ASSUMING CURRENT COSTS			ASSUMING GUARANTEED COSTS		
		ACCUMULATION VALUE(2)	CASH VALUE(2)	DEATH BENEFIT(2)	ACCUMULATION VALUE(2)	CASH VALUE(2)	DEATH BENEFIT(2)
1	15,645	13,664	12,919	2,013,664	13,661	12,916	2,013,661
2	32,072	27,100	26,504	2,027,100	27,088	26,492	2,027,088
3	49,321	40,310	39,863	2,040,310	40,281	39,834	2,040,281
4	67,432	53,296	52,998	2,053,296	53,243	52,945	2,053,243
5	86,449	66,062	65,913	2,066,062	65,973	65,824	2,065,973
6	106,416	78,609	78,609	2,078,609	78,472	78,472	2,078,472
7	127,382	90,938	90,938	2,090,938	90,739	90,739	2,090,739
8	149,396	103,051	103,051	2,103,051	102,772	102,772	2,102,772
9	172,511	114,949	114,949	2,114,949	114,569	114,569	2,114,569
10	196,781	126,633	126,633	2,126,633	126,128	126,128	2,126,128
11	222,265	138,103	138,103	2,138,103	137,446	137,446	2,137,446
12	249,023	149,358	149,358	2,149,358	148,516	148,516	2,148,516
13	277,120	160,412	160,412	2,160,412	159,345	159,345	2,159,345
14	306,621	171,264	171,264	2,171,264	169,928	169,928	2,169,928
15	337,597	181,910	181,910	2,181,910	180,254	180,254	2,180,254
16	370,121	192,348	192,348	2,192,348	190,310	190,310	2,190,310
17	404,273	202,568	202,568	2,202,568	200,076	200,076	2,200,076
18	440,131	212,563	212,563	2,212,563	209,529	209,529	2,209,529
19	477,783	222,320	222,320	2,222,320	218,638	218,638	2,218,638
20	517,317	231,825	231,825	2,231,825	227,370	227,370	2,227,370
25	746,690	274,954	274,954	2,274,954	263,941	263,941	2,263,941
30	1,039,436	307,674	307,674	2,307,674	281,921	281,921	2,281,921
35	1,413,061	320,440	320,440	2,320,440	260,029	260,029	2,260,029
40	1,889,912	290,354	290,354	2,290,354	154,567	154,567	2,154,567
45	2,498,509	162,609	162,609	2,162,609	0	0	0
50	0	0	0	0	0	0	0
55	0	0	0	0	0	0	0
60	0	0	0	0	0	0	0
65	0	0	0	0	0	0	0

(1) Assumes a $14,900 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.
(2) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.
(3) Increase is due to adjustment by the corridor percentage. See "Death Benefits".

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR J.P. MORGAN SERIES TRUST II. THE ACCUMULATION VALUE, CASH VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 0% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY JP FINANCIAL SEPARATE ACCOUNT C, OR J.P. MORGAN TRUST II THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

Jefferson Pilot Financial Insurance Company and Subsidiary

Audited Consolidated Financial Statements

As of December 31, 1999 and for the year then ended

Contents

REPORT OF INDEPENDENT AUDITORS

The Board of Directors
Jefferson Pilot Financial Insurance Company and Subsidiary

We have audited the accompanying consolidated balance sheet of Jefferson Pilot Financial Insurance Company (a wholly-owned subsidiary of Jefferson Pilot Corporation) and subsidiary as of December 31, 1999, and the related consolidated statements of income, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Jefferson Pilot Financial Insurance Company and subsidiary at December 31, 1999, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 4, 2000

JEFFERSON PILOT FINANCIAL INSURANCE COMPANY AND SUBSIDIARY

Consolidated Balance Sheet

December 31, 1999
(*In Thousands, except for Share Amounts*)

Assets	
Invested assets	
Debt securities available-for-sale, at fair value (amortized cost—$3,043,854)	$2,920,793
Equity securities available-for-sale, at fair value (cost—$8,333)	9,686
Policy loans	267,335
Mortgage loans on real estate	441,836
Total investments	3,639,650
Cash and cash equivalents	49,158
Accrued investment income	59,876
Due from reinsurers	275,991
Deferred policy acquisition costs	208,209
Value of business acquired	510,825
Cost in excess of net assets acquired, net of accumulated amortization of $12,119	150,664
Property and equipment, net of accumulated depreciation of $9,184	9,611
Deferred federal income taxes	22,688
Assets held in separate accounts	1,274,866
Other assets	9,818
	$6,211,356
Liabilities	
Policy liabilities:	
Policyholder contract deposits	$2,841,387
Future policy benefits	649,691
Policy and contract claims	42,427
Premiums paid in advance	2,148
Other policyholders' funds	95,855
Total policy liabilities	3,631,508
Payable to affiliates	37,726
Liabilities related to separate accounts	1,274,866
Securities sold under repurchase agreements	166,570
Accrued expenses and other liabilities	141,941
	5,252,611
Commitments and contingent liabilities	—
Stockholder's equity	
Common stock, par value $5 per share, 600,000 shares authorized, issued and outstanding	3,000
Paid in capital	756,066
Retained earnings	236,305
Accumulated other comprehensive income—net unrealized losses on securities	(36,626)
	958,745
	$6,211,356

See notes to consolidated financial statements.

JEFFERSON PILOT FINANCIAL INSURANCE COMPANY AND SUBSIDIARY

Consolidated Statement of Income

Year ended December 31, 1999
(*In Thousands*)

Revenues	
Premiums and policy charges	$317,215
Net investment income	261,344
Realized investment losses	(720)
Other income (expense)	(239)
Total revenues	577,600
Benefits and expenses	
Policy benefits and claims	283,773
Commissions and operating expenses, net of deferrals	48,062
Amortization of intangibles	67,744
Taxes, licenses and fees	20,311
Total benefits and expenses	419,890
Income before federal income tax	157,710
Federal income tax expense:	
Current	28,387
Deferred	27,025
	55,412
Net income	$102,298

See notes to consolidated financial statements.

JEFFERSON PILOT FINANCIAL INSURANCE COMPANY AND SUBSIDIARY

Consolidated Statement of Stockholder's Equity

(*In Thousands*)

	Common Stock	Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Income— Net Unrealized Gains (Losses) on Securities	Total Stockholder's Equity
Balance, December 31, 1998	$3,000	$756,066	$134,007	$ 42,103	$935,176
Net income	—	—	102,298	—	102,298
Other comprehensive income	—	—	—	(78,729)	(78,729)
Comprehensive income	—	—	—	—	23,569
Balance, December 31, 1999	$3,000	$756,066	$236,305	$(36,626)	$958,745

See notes to consolidated financial statements.

JEFFERSON PILOT FINANCIAL INSURANCE COMPANY AND SUBSIDIARY

Consolidated Statement of Cash Flows

Year ended December 31, 1999
(*In Thousands*)

Operating activities	
Net income	$ 102,298
Adjustments to reconcile net income to net cash provided by operating activities:	
Change in future policy benefits, policy and contract claims and premiums paid in advance, net	7,242
Credits to policyholder accounts, net	(124,370)
Policy acquisition costs deferred, net of amortization	(95,250)
Net amortization of value of business acquired	31,325
Change in accrued investment income	(6,250)
Realized investment losses	720
Amortization of investment premiums	4,201
Provision for depreciation	6,417
Provision for deferred income tax	27,025
Change in receivables and asset accruals	(14,323)
Change in payables and expense accruals	78,929
Other operating activities, net	(10,533)
Net cash provided by operating activities	7,431
Investing activities	
Proceeds from sales of debt securities	239,384
Proceeds from maturities of debt securities	302,338
Proceeds from sales of equity securities	2,616
Purchases of debt securities	(627,847)
Purchases of equity securities	(2,600)
Mortgage loans originated	(167,280)
Repayments of mortgage loans	6,936
Policy loans issued, net of repayments	(21,045)
Net cash used in investing activities	(267,498)
Financing activities	
Deposits credited to policyholders' funds	440,343
Withdrawals from policyholders' funds	(200,888)
Proceeds from securities sold under repurchase agreements	64,440
Decrease in loans payable	(1,184)
Net cash provided by financing activities	302,711
Net increase in cash and cash equivalents	42,644
Cash and cash equivalents, beginning of period	6,514
Cash and cash equivalents, end of period	$ 49,158

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Jefferson Pilot Financial Insurance Company and Subsidiary
December 31, 1999

1. Basis of Presentation

Nature of Operations

Jefferson Pilot Financial Insurance Company is a wholly-owned subsidiary of Jefferson-Pilot Corporation (Parent) and is principally engaged in the sale of individual life insurance and investment products. These products are marketed primarily through personal producing general agents throughout the United States.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) and include the accounts of Jefferson Pilot Financial Insurance Company (the Company) and its subsidiary, Jefferson Pilot LifeAmerica Insurance Company. Significant inter-company transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses for the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates. Included among the material (or potentially material) reported amounts and disclosures that require extensive use of estimates are asset valuation allowances, policy liabilities, deferred policy acquisition costs, value of business acquired and the potential effects of resolving litigated matters.

Cash and Cash Equivalents

The Company includes with cash and cash equivalents its holdings of short-term investments which are highly liquid investments that mature within three months of the date of acquisition.

Invested Assets

Debt and equity securities are classified as securities available-for-sale, stated at fair value with net unrealized gains and losses included in accumulated other comprehensive income, net of deferred income taxes and adjustments to deferred policy acquisition costs and value of business acquired.

Policy loans are carried at the unpaid balances.

Mortgage loans on real estate are stated at the unpaid balances, net of allowances for unrecoverable amounts. The Company's mortgage loan portfolio is comprised of conventional real estate mortgages collateralized by retail (27%), apartment (20%), industrial (22%), hotel (20%) and office (11%) properties.

Mortgage loan underwriting standards emphasize the credit status of a prospective borrower, quality of the underlying collateral and conservative loan-to-value relationships. Of stated mortgage loan balances as of December 31, 1999, 29% are due from borrowers in South Atlantic states, 21% are due from borrowers in West South Central states, 14% are due from borrowers in West North Central states, 11% are due from borrowers in East North Central states and 11% are due from borrowers in Pacific states. No other geographic region represents as much as 10% of December 31, 1999 mortgage loans.

Amortization of premiums and accrual of discounts on investments in debt securities are reflected in earnings over the contractual terms of the investments in a manner that produces a constant effective yield. Realized gains and losses on dispositions of securities are determined by the specific identification method.

Recognition of Revenues, Benefits, Claims and Expenses:

Universal Life Products

Universal life products include universal life insurance, variable universal life insurance and other interest-sensitive life insurance policies. Revenues for universal life products consist of policy charges for the cost of

2. Summary of Significant Accounting Policies—Continued

insurance, policy administration and surrenders that have been assessed against policy account balances during the period.

Policy fund liabilities for universal life and other interest-sensitive life insurance policies are computed in accordance with the retrospective deposit method and represent policy account balances before surrender charges. Policy fund assets and liabilities for variable universal life insurance are segregated and recorded as separate account assets and liabilities. Separate account assets are carried at market values as of the balance sheet date and are invested by the Company at the direction of the policyholder. Investments are made in different portfolios in a series fund. Each of the portfolios has specific investment objectives and the investment income and investment gains and losses accrue directly to, and investment risk is borne by, the policyholders. Accordingly, operating results of the separate account are not included in the consolidated statement of income.

Policy claims that are charged to expense include claims incurred in the period in excess of related policy account balances. Other policy benefits include interest credited to universal life and other interest-sensitive life insurance policies. Interest crediting rates ranged from 4.35% to 6.60% in 1999.

Investment Products

Investment products include flexible premium annuities, structured settlement annuities and other supplementary contracts without life contingencies. Revenues for investment products consist of policy charges for the cost of insurance, policy administration and surrenders that have been assessed against policy account balances during the period. Deposits for these products are recorded as policy fund liabilities, which are increased by interest credited to the liabilities and decreased by withdrawals and policy charges assessed against the contract holders. Interest crediting rates generally ranged from 4% to 9.5% in 1999.

Traditional Life Insurance Products

Traditional life insurance products include those products with fixed and guaranteed premiums and benefits. Premium revenues for traditional life insurance are recognized as revenues when due. The liabilities for future policy benefits are computed by the net level premium method based on estimated future investment yield, mortality and withdrawal experience. Interest rate assumptions ranged from 2% to 6% at December 31, 1999. Mortality is calculated principally on an experience multiple applied to select and ultimate tables in common usage in the industry. Estimated withdrawals are determined principally based on industry tables. Policy benefits and claims are charged to expense as incurred.

Policy and Contract Claims

The liability for policy and contract claims consists of the estimated amount payable for claims reported but not yet settled, and an estimate of claims incurred but not reported, which is based on historical experience, adjusted for trends and circumstances. Management believes that the recorded liability is sufficient to provide for the associated claims adjustment expenses.

Reinsurance

Reinsurance receivables include amounts recoverable from reinsurers related to paid benefits and estimated amounts related to unpaid policy and contract claims, future policy benefits and policyholder contract deposits. The cost of reinsurance is accounted for over the terms of the underlying reinsured policies using assumptions consistent with those used to account for the policies.

Deferred Policy Acquisition Costs and Value of Business Acquired

Costs related to obtaining new business, including commissions, certain costs of underwriting and issuing policies and certain agency office expenses, all of which vary with and are primarily related to the production of new business, have been deferred.

2. Summary of Significant Accounting Policies—Continued

Deferred Policy Acquisition Costs and Value of Business Acquired (continued)

Deferred policy acquisition costs for traditional life insurance polices are amortized over the premium paying periods of the related contracts using the same assumptions for anticipated premium revenue that are used to compute liabilities for future policy benefits. For universal life and investment products, these costs are amortized at a constant rate based on the present value of the estimated future gross profits to be realized over the terms of the contracts, not to exceed 25 years.

Value of business acquired represents the actuarially determined present value of anticipated profits to be realized from life insurance and annuity business purchased, using the same assumptions used to value the related liabilities. Amortization of the value of business acquired occurs over the related contract periods, using current crediting rates to accrete interest and a constant amortization rate based on the present value of expected future profits.

The carrying amounts of deferred-policy acquisition costs and value of business acquired related to universal life and investment contracts is adjusted to reflect the effects that the unrealized gains or losses on investments classified as available-for-sale would have had on the present value of estimated gross profits had such gains or losses actually been realized. This adjustment is excluded from income and charged or credited directly to accumulated other comprehensive income, net of applicable deferred income tax. The carrying amounts of deferred policy acquisition costs and value of business acquired is also adjusted for the effect of realized gains and losses.

The carrying amounts of deferred policy acquisition costs and value of business acquired are reviewed periodically to determine that the unamortized portion does not exceed expected recoverable amounts. No impairment adjustments have been reflected in earnings in 1999.

Cost in Excess of Assets Acquired

The excess of Jefferson-Pilot's purchase price over the fair value of assets acquired, which has been "pushed down" to the Company level for financial reporting purposes, is being amortized on a straight-line basis over 35 years. Carrying amounts are regularly reviewed for indications of value impairment, with consideration given to financial performance and other relevant factors.

Property and Equipment

Property and equipment used in operations are carried at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated remaining useful lives of the assets.

Federal Income Taxes

The Company is not included in the Parent's consolidated tax return, but instead files its own return with its wholly-owned subsidiary.

Deferred income tax assets and liabilities are recorded on the differences between the tax bases of assets and liabilities and the amounts at which they are reported in the financial statements. Recorded amounts are adjusted to reflect changes in income tax rates and other tax law provisions as they become enacted.

New Accounting Pronouncement

Effective January 1, 2001, the Company will adopt SFAS 133, "*Accounting for Derivative Instruments and for Hedging Activities*". SFAS 133 requires companies to recognize all derivatives on the balance sheet at fair value and establishes special accounting rules for hedging activities. The effect of the hedge accounting rules is to permit a company to offset changes in fair value or cash flows of both the hedged item and hedging instrument in earnings in the same period. Changes in the fair value of derivatives that do not qualify for hedge accounting are reported in earnings in the period of the change. Based on the limited nature of the Company's use of derivatives and hedging activities, adoption of this pronouncement is not expected to have a material impact on the Company's financial position or results of operations.

Jefferson Pilot Financial Insurance Company and Subsidiary
December 31, 1999

3. Invested Assets

Aggregate amortized cost, aggregate fair value and gross unrealized gains and losses of debt securities available-for-sale at December 31, 1999 were as follows (*in thousands*):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury obligations and direct obligations of U.S. government agencies	$ 78,201	$ 409	$ 238	$ 78,372
Corporate bonds	2,106,958	4,379	92,674	2,018,663
Obligations of states and political subdivisions	482	—	127	355
Mortgage-backed securities	858,096	2,028	36,848	823,276
Redeemable preferred stocks	117	10	—	127
Total debt securities	$3,043,854	$6,826	$129,887	$2,920,793

Aggregate amortized cost and aggregate fair value of debt securities at December 31, 1999 by contractual maturity were as follows *(in thousands)*:

	Amortized Cost	Fair Value
Due in one year or less	$ 37,886	$ 37,876
Due after one year through five years	242,222	240,843
Due after five years through ten years	727,821	694,374
Due after ten years	559,453	541,688
Amounts not due at a single maturity date	1,476,472	1,406,012
	$3,043,854	$2,920,793

Actual future maturities will differ from the contractual maturities shown because the issuers of certain debt securities have the right to call or prepay the amounts due to the Company, with or without penalty.

The sources of net investment income for the year ended December 31, 1999 were as follows *(in thousands)*:

Debt securities	$226,627
Equity securities	853
Policy loans	18,936
Mortgage loans	28,010
Other	1,012
Gross investment income	275,438
Investment expenses	14,094
Net investment income	$261,344

Realized investment gains and (losses) for the year ended December 31, 1999 were as follows (*in thousands*):

Debt securities	$ 2
Equity securities	(95)
Real estate	222
Increase in mortgage loan valuation allowance	(863)
Amortization of value of business acquired	14
Realized investment losses	$(720)

Gross realized gains and (losses) on available-for-sale securities were $2,725 thousand and $(2,818) thousand, for the year ended December 31, 1999.

3. Invested Assets—Continued

The changes in unrealized gains (losses) on securities classified as available-for-sale for the Company for the year ended December 31, 1999 were as follows *(in thousands)*:

Change in equity securities	$ (966)
Change in debt securities	(260,130)
Change in value of business acquired adjustment	139,974
	(121,122)
Deferred income taxes	42,393
Change in net unrealized gains (losses)	$ (78,729)

The Company participates in a securities lending program. The Company generally receives cash collateral in an amount that is in excess of the market value of the securities loaned. Market values of securities loaned and collateral are monitored daily, and additional collateral is obtained as necessary. At December 31, 1999, the market value of securities loaned and collateral received amounted to $25.6 million and $26.2 million, respectively.

The allowance for credit losses on mortgage loans increased from $3.6 at December 31, 1998 to $4.5 million at December 31, 1999.

4. Derivatives

Use of Derivatives

The Company's investment policy permits the use of derivative financial instruments such as interest rate swaps in certain circumstances. At December 31, 1999, such interest rate swaps are held to modify specific floating-rate direct investments. The notional amount is $60 million, with the Company receiving an average fixed rate of 7.45% and paying an average floating rate of 5.39% based primarily on the 3 month and 6 month LIBOR rates.

The interest rate swaps are used to reduce the impact of interest rate fluctuations on specific floating-rate direct investments. Interest is exchanged periodically on the notional value, with the Company receiving a fixed rate and paying a short-term LIBOR rate on a net exchange basis. The net amount received or paid under swaps is reflected as an adjustment to investment income. All of the hedges are of investments classified as available-for-sale, and net unrealized gains and losses, net of the effects of income taxes and the impact on deferred policy acquisition costs and the value of business acquired, are not significant and are included in accumulated other comprehensive income in stockholder's equity as of December 31, 1999.

Credit and Market Risk

The Company is exposed to credit risk in the event of non-performance by counterparties to swap agreements. The Company limits this exposure by entering into swap agreements with counterparties having high credit ratings and by regularly monitoring the ratings.

The Company's credit exposure on swaps is limited to the fair value of swap agreements that are favorable to the Company. The Company does not expect any counterparty to fail to meet its obligation; however, non-performance would not have a material adverse effect on the Company's financial position or results of operations.

The Company's exposure to market risk is mitigated by the offsetting effects of changes in the value of swap agreements and the related direct investments. The Company routinely monitors correlation between hedged items and hedging instruments. In the event a hedge relationship is terminated or loses correlation, any related hedging instrument that remained would be marked-to-market through income. If the hedging instrument is terminated, any gain or loss is deferred and amortized over the remaining life of the hedged asset.

Jefferson Pilot Financial Insurance Company and Subsidiary
December 31, 1999

5. Deferred Policy Acquisition Costs and Value of Business Acquired

Policy acquisition costs deferred and the related amortization charged to income for the year ended December 31, 1999 were as follows (*in thousands*):

Beginning balance	$112,959
Deferral:	
Commissions	85,032
Other	24,964
	109,996
Amortization	(14,746)
Ending balance	$208,209

Changes in the value of business acquired for the year ended December 31, 1999 were as follows (*in thousands)*:

Beginning balance	$402,176
Deferral of commissions and accretion of interest	17,030
Amortization	(48,369)
Adjustment related to realized gains on debt securities	14
Adjustment related to unrealized gains on securities available-for-sale	139,974
Ending balance	$510,825

Expected approximate amortization percentages of the value of business acquired as of December 31, 1999 over the next five years were as follows:

Year ending December 31:	
2000	10.3%
2001	9.0%
2002	8.1%
2003	7.2%
2004	6.4%

6. Federal Income Taxes

The tax effects of temporary differences that gave rise to deferred income tax liabilities and assets at December 31, 1999 are as follows *(in thousands)*:

Deferred income tax assets:	
Future policy benefits and policy fund balances	$123,034
Net unrealized losses on securities	19,721
Other	31,259
Total	174,014
Deferred income tax liabilities:	
Value of business acquired	124,918
Deferred policy acquisition costs	448
Other	25,960
Total	151,326
Net deferred income tax asset	$ 22,688

Jefferson Pilot Financial Insurance Company and Subsidiary
December 31, 1999

6. Federal Income Taxes—Continued

Under prior federal income tax law, one-half of the excess of a life insurance company's income from operations over its taxable investment income was not taxed, but was set aside in a special tax account designated as "Policyholders' Surplus". The Company has approximately $13.5 million of untaxed "Policyholders' Surplus" on which no payment of federal income taxes will be required unless it is distributed as a dividend, or under other specified conditions. The Clinton administration is proposing to tax, as part of its 2001 budget initiative, the "Policyholders' Surplus" over a five-year period. No related deferred tax liability has been recognized for the potential tax which would approximate $4.7 million under current proposed rates.

Federal income taxes paid in 1999 were $19.3 million.

7. Pensions

The Company's employees participate in the Parent's defined benefit pension plans covering substantially all employees. The plans are noncontributory and are funded through group annuity contracts issued by Jefferson-Pilot Life Insurance Company, an affiliate. The assets of the plan are those of the related contracts, and are primarily held in the separate accounts of Jefferson-Pilot Life Insurance Company. The plans provide benefits based on annual compensation and years of service. The funding policy is to contribute annually no more than the maximum amount deductible for federal income tax purposes. The plans are administered by the Parent.

Pension costs allocated to the Company for the year ended December 31, 1999, were $1.5 million.

8. Other Postretirement Benefits

The Company provides certain other postretirement benefits, principally health care and life insurance, to retired employees and their beneficiaries and covered dependents. Postretirement costs of the Company that were allocated from the Parent amounted to approximately $116 thousand for the year ended December 31, 1999.

9. Commitments and Contingent Liabilities

The Company leases electronic data processing equipment and field office space under noncancelable operating lease agreements. The lease terms generally range from three to five years. Neither annual rent nor future rental commitments are significant.

The Company routinely enters into commitments to extend credit in the form of mortgage loans and to purchase certain debt securities for its investment portfolio in private placement transactions. The fair value of outstanding commitments to fund mortgage loans and to acquire debt securities in private placement transactions, which are not reflected in the consolidated balance sheet, approximates $1.6 million as of December 31, 1999.

In the normal course of business, the Company and its subsidiary are parties to various lawsuits. Because of the considerable uncertainties that exist, the Company cannot predict the outcome of pending or future litigation. However, management believes that the resolution of pending legal proceedings will not have a material adverse effect on the Company's financial position or results of operations.

10. Reinsurance

The Company attempts to reduce its exposure to significant individual claims by reinsuring portions of certain life insurance contracts written. The maximum amount of individual life insurance retained on any one life, including accidental death benefits, is $1.5 million.

10. Reinsurance—Continued

The effect of reinsurance on the premiums and policy charges in the consolidated statement of income for the year ended December 31, 1999 was as follows *(in thousands)*:

	Direct Amount	Ceded to Other Companies	Net Amount
Total premiums and policy charges	$382,529	$65,314	$317,215

Reinsurance recoveries which have been deducted from benefits, claims and expenses in the consolidated statement of income for the Company were $53,398.

Reinsurance contracts do not relieve the Company from its primary obligation to policyholders. Therefore, the failure of a reinsurer to discharge its reinsurance obligations could result in a loss to the Company. The Company regularly evaluates the financial condition of its reinsurers and monitors concentrations of credit risk related to reinsurance activities. No significant credit losses resulted from the Company's reinsurance activities during the year ended December 31, 1999.

As of December 31, 1999, the Company had a reinsurance recoverable of $87 million from a single reinsurer, pursuant to a 50% coinsurance agreement. The Company and the reinsurer are joint and equal owners in $191 million of securities and short-term investments as of December 31, 1999, 50% of which is included in investments in the accompanying consolidated balance sheet.

11. Statutory Financial Information

The Company prepares financial statements on the basis of statutory accounting practices (SAP) prescribed or permitted by the New Hampshire Department of Insurance. Prescribed SAP include a variety of publications of the National Association of Insurance Commissioners (NAIC) as well as state laws, regulations and administrative rules. Permitted SAP encompass all accounting practices not so prescribed. The impact of permitted accounting practices on statutory capital and surplus is not significant for the Company.

The principal differences between SAP and generally accepted accounting principles (GAAP) as they relate to the financial statements of the Company are (1) policy acquisition costs are expensed as incurred under SAP, whereas they are deferred and amortized under GAAP, (2) amounts collected from holders of universal life-type and investment products are recognized as premiums when collected under SAP, but are initially recorded as contract deposits under GAAP, with cost of insurance recognized as revenue when assessed and other contract charges recognized over the periods for which services are provided, (3) the classification and carrying amounts of investments in certain securities are different under SAP than under GAAP, (4) the criteria for providing asset valuation allowances, and the methodologies used to determine the amounts thereof, are different under SAP than under GAAP, (5) the timing of establishing certain reserves, and the methodologies used to determine the amounts thereof, are different under SAP than under GAAP, (6) no provision is made for deferred income taxes under SAP, and (7) certain assets are not admitted for purposes of determining surplus under SAP.

Reported capital and surplus on a statutory basis at December 31, 1999 was $307.8 million. Reported statutory net income for the year ended December 31, 1999 was $73.5 million.

The amount of GAAP equity in excess of statutory surplus is unavailable for distribution. In addition, various state insurance laws restrict the Company and its insurance subsidiary as to the amount of dividends from statutory surplus they may pay without the prior approval of regulatory authorities. The restrictions generally are based on net gains from operations and on certain levels of surplus as determined in accordance with statutory accounting practices. Dividends in excess of such thresholds are considered "extraordinary" and require prior regulatory approval.

11. Statutory Financial Information—Continued

Risk-Based Capital ("RBC") requirements promulgated by the NAIC require life insurers to maintain minimum capitalization levels that are determined based on formulas incorporating credit risk, interest rate risk and general business risk. As of December 31, 1999, the Company's adjusted capital and surplus exceeded its authorized control level RBC.

The NAIC Codification of Statutory Accounting Principles (Codification) has been completed. The purpose of Codification is to create uniformity in statutory financial reporting across states. Codification must be adopted by individual states before it will have any bearing on the statutory reporting requirements of their domiciliary companies. The NAIC is encouraging the states to adopt Codification as soon as possible, with an implementation date of January 1, 2001. The Company does not expect implementation to have a material impact on its statutory surplus; however, implementation is expected to result in a net reduction of statutory surplus and RBC throughout the insurance industry.

12. Transactions with Affiliated Companies

The Company has entered into service agreements with the Parent and other subsidiaries of the Parent for personnel and facilities usage, general management services and investment management services. The Company expensed $62 million for general management and investment services provided by Jefferson-Pilot Life Insurance Company, another wholly-owned subsidiary of the Parent of which $35.5 million remained payable at December 31, 1999. The remainder of the payable to affiliates at year end was due to other affiliates.

13. Fair Values of Financial Instruments

Fair values of financial instruments are based on quoted market prices where available. Fair values of financial instruments for which quoted market prices are not available are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rates and the estimates of future cash flows. Certain financial instruments, particularly insurance contracts, are excluded from fair value disclosure requirements.

The methods and assumptions used to estimate the fair value of financial instruments are as follows:

- Fair values of debt securities with active markets are based on quoted market prices. For debt securities that trade in less active markets, fair values are obtained from independent pricing services. Fair values of debt securities are principally a function of current interest rates.
- Fair values of equity securities are based on quoted market prices.
- The carrying value of cash and cash equivalents approximates fair value due to the short maturities of these assets.
- Fair values of policy loans and mortgage loans are estimated using discounted cash flow analyses.
- Fair values of separate account assets and liabilities are reflected in the consolidated balance sheet.
- Fair values of securities sold under repurchase agreements approximate carrying values, which include accrued interest.

Jefferson Pilot Financial Insurance Company and Subsidiary
December 31, 1999

13. Fair Values of Financial Instruments—Continued

The carrying value and fair value of financial instruments at December 31, 1999 were as follows *(in thousands)*:

	Carrying Value	Fair Value
Financial Assets		
Debt securities available-for-sale	$2,920,793	$2,920,793
Equity securities available-for-sale	9,686	9,686
Cash and cash equivalents	49,158	49,158
Policy loans	267,335	327,025
Mortgage loans on real estate	441,836	411,008
Financial Liabilities		
Securities sold under repurchase agreements	166,570	166,570

Securities sold under repurchase agreements with a single counterparty, Credit Suisse First Boston Corporation, totalled $101.5 million at December 31, 1999, and had an average maturity date of March 8, 2000.

14. Other Comprehensive Income

Comprehensive income and its components are displayed in the accompanying statement of stockholder's equity. Currently, the only element of other comprehensive income applicable to the Company is changes in unrealized gains and losses on securities classified as available-for-sale, which are displayed in the following table, along with related tax effects. See Note 3 for further detail of changes in unrealized gains on securities available-for-sale for the year ended December 31, 1999 *(in thousands):*

Unrealized holding losses arising during period, before taxes	$(121,200)
Income taxes	42,420
Unrealized holding losses arising during period, net of taxes	(78,780)
Less reclassification adjustment:	
Losses realized in net income, before taxes	(79)
Income taxes	28
Reclassification adjustment for gains realized in net income	(51)
Other comprehensive income—net unrealized gains	$ (78,729)

15. Impact of Year 2000 (Unaudited)

The Company's administrative and financial reporting systems are shared among numerous insurance affiliates within the consolidated Jefferson-Pilot Corporation group. In prior years, the Parent discussed the nature and progress of its plans to become Year 2000 ready. In late 1999, the Parent completed its remediation and testing of systems. As a result of those planning and implementation efforts, the Parent experienced no significant disruptions in critical information technology systems and believes those systems successfully responded to the Year 2000 date change. The Parent expensed approximately $20.6 million to date in connection with remediating its systems. The Parent is not aware of any material problems resulting from Year 2000 issues, either with its products, its internal systems, or the products and services of third parties. The Parent will continue to monitor its critical computer applications and those of its vendors throughout the Year 2000 to ensure that any latent Year 2000 matters that arise are addressed promptly.

REPORT OF INDEPENDENT AUDITORS

Contractholders of JPF Separate Account C
JPF Separate Account C
The Board of Directors, JPF Separate Account C

We have audited the accompanying statement of assets and liabilities of the JPF Separate Account C as of December 31, 1999, and the related statements of operations and changes in net assets for each of the periods indicated therein. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 1999, by correspondence with the fund managers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JPF Separate Account C at December 31, 1999, and the results of its operations and the changes in its net assets for each of the periods indicated therein in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Boston, Massachusetts
March 23, 2000

STATEMENT OF ASSETS AND LIABILITIES

JPF SEPARATE ACCOUNT C
December 31, 1999

	JPVF International Equity Division	JPVF World Growth Division	JPVF Global Hard Assets Division	JPVF Emerging Growth Division	JPVF Capital Growth Division	JPVF Small Company Division	JPVF Growth Division
ASSETS							
Investments at cost	$367,560	$151,756	$25,298	$ 757,867	$2,589,615	$245,978	$ 675,952
Investments at market value	$435,659	$164,864	$25,849	$1,128,189	$3,246,119	$293,152	$1,043,017
Net premiums receivable (payable)	24	(14)	(2)	(32)	40,578	(24)	40,922
TOTAL NET ASSETS	$435,683	$164,850	$25,847	$1,128,157	$3,286,697	$293,128	$1,083,939
UNITS OUTSTANDING	32,854	12,952	2,613	67,118	244,154	23,712	61,177
NET ASSET VALUE PER UNIT	$ 13.262	$ 12.729	$ 9.891	$ 16.810	$ 13.463	$ 12.363	$ 17.719

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

JPF SEPARATE ACCOUNT C
December 31, 1999

	JPVF Growth & Income Division	JPVF Balanced Division	JPVF High Yield Division	JPVF Money Market Division	Fidelity VIP II Contrafund Division	Fidelity VIP Equity Income Division	Fidelity VIP Growth Division
ASSETS							
Investments at cost	$343,010	$341,103	$96,595	$1,543,827	$1,259,573	$602,210	$1,572,644
Investments at market value	$336,924	$384,123	$90,465	$1,566,981	$1,430,879	$598,910	$1,888,766
Accrued investment income			7,424				
Net premiums receivable (payable)	(28)	(31)	(8)	(128)	(57)	11	81,355
TOTAL NET ASSETS	$336,896	$384,092	$97,881	$1,566,853	$1,430,822	$598,921	$1,970,121
UNITS OUTSTANDING	33,973	30,999	9,996	153,053	120,854	55,941	153,388
NET ASSET VALUE PER UNIT	$ 9.917	$ 12.392	$ 9.793	$ 10.238	$ 11.840	$ 10.707	$ 12.845

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

JPF SEPARATE ACCOUNT C
December 31, 1999

	Fidelity VIP II Index 500 Division	MFS Research Division	MFS Utilities Division	Oppenheimer Bond Division	Oppenheimer Strategic Bond Division	Templeton International II Division
ASSETS						
Investments at cost	$3,153,427	$230,594	$401,235	$248,063	$59,010	$434,126
Investments at market value	$3,453,873	$272,087	$472,581	$248,200	$60,354	$488,508
Net premiums payable	(283)	(22)	(39)	(20)	(5)	(40)
TOTAL NET ASSETS	$3,453,590	$272,065	$472,542	$248,180	$60,349	$488,468
UNITS OUTSTANDING	299,138	22,517	35,088	25,022	6,026	38,367
NET ASSET VALUE PER UNIT	$ 11.546	$ 12.084	$ 13.468	$ 9.919	$10.016	$ 12.733

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

JPF SEPARATE ACCOUNT C
December 31, 1999

	JPM Bond Division	JPM Equity Division	JPM Small Company Division	JPM Int'l Equity Division
ASSETS				
Investments at cost	$6,287,615	$12,901,948	$5,042,328	$ 8,406,987
Investments at market value	$6,502,708	$15,568,897	$6,792,598	$10,211,840
Net premiums payable	(346)	(830)	(362)	(544)
TOTAL NET ASSETS	$6,502,362	$15,568,067	$6,792,236	$10,211,296
UNITS OUTSTANDING	481,270	531,753	259,353	549,443
NET ASSET VALUE PER UNIT	$ 13.512	$ 29.278	$ 26.191	$ 18.586

See notes to financial statements.

STATEMENT OF OPERATIONS

JPF SEPARATE ACCOUNT C

	JPVF International Equity Division	JPVF World Growth Division	JPVF Global Hard Assets Division	JPVF Emerging Growth Division	JPVF Capital Growth Division	JPVF Small Company Division	JPVF Growth Division
	Period from February 23, 1999(a) to December 31, 1999	Period from March 4, 1999(a) to December 31, 1999	Period from March 13, 1999(a) to December 31, 1999	Period from February 23, 1999(a) to December 31, 1999	Period from February 23, 1999(a) to December 31, 1999	Period from February 23, 1999(a) to December 31, 1999	Period from March 2, 1999(a) to December 31, 1999
Investment Income:							
Dividend income	$ —	$ 1	$ —	$ —	$ —	$ 13	$ —
Distributions of realized gains........	—	3	—	—	5,714	248	1,030
	—	4	—	—	5,714	261	1,030
Expenses:							
Mortality and expense risk charge...........	1,627	579	74	3,112	11,809	897	3,354
Net investment loss	(1,627)	(575)	(74)	(3,112)	(6,095)	(636)	(2,324)
Gain (loss) on investments							
Net realized gain (loss) on investments	2,323	814	(19)	4,123	7,916	343	3,738
Net unrealized gain on investments..........	68,099	13,108	551	370,322	656,504	47,174	367,065
Net gain on investments..........	70,422	13,922	532	374,445	664,420	47,517	370,803
Increase in net assets from operations	$68,795	$13,347	$458	$371,333	$658,325	$46,881	$368,479

(a) Commencement of operations

See notes to financial statements.

STATEMENT OF OPERATIONS

JPF SEPARATE ACCOUNT C

	JPVF Growth & Income Division	JPVF Balanced Division	JPVF High Yield Division	JPVF Money Market Division	Fidelity VIP II Contrafund Division	Fidelity VIP Equity Income Division	Fidelity VIP Growth Division
	Period from April 19, 1999(a) to December 31, 1999	Period from March 1, 1999(a) to December 31, 1999	Period from April 21, 1999(a) to December 31, 1999	Period from May 4, 1999(a) to December 31, 1999	Period from February 23, 1999(a) to December 31, 1999	Period from March 1, 1999(a) to December 31, 1999	Period from February 23, 1999(a) to December 31, 1999
Investment Income:							
Dividend income	$ —	$ —	$ 7,424	$ —	$ —	$ —	$ —
Distributions of realized gains........	—	33	—	—	—	—	—
	—	33	7,424	—	—	—	—
Expenses:							
Mortality and expense risk charge...........	1,233	1,146	348	7,959	4,941	2,419	6,980
Net investment income (loss).	(1,233)	(1,113)	7,076	(7,959)	(4,941)	(2,419)	(6,980)
Gain (loss) on investments							
Net realized gain (loss) on investments	(778)	573	(77)	12,753	584	(2,179)	7,259
Net unrealized gain (loss) on investments..........	(6,085)	43,020	(6,130)	23,154	171,306	(3,300)	316,122
Net gain (loss) on investments..........	(6,863)	43,593	(6,207)	35,907	171,890	(5,479)	323,381
Increase (decrease) in net assets from operations	$(8,096)	$42,480	$ 869	$27,948	$166,949	$(7,898)	$316,401

(a) Commencement of operations

See notes to financial statements.

STATEMENT OF OPERATIONS

JPF SEPARATE ACCOUNT C

	Fidelity VIP II Index 500 Division	MFS Research Division	MFS Utilities Division	Oppenheimer Bond Division	Oppenheimer Strategic Bond Division	Templeton International II Division
	Period from February 23, 1999(a) to December 31, 1999	Period from February 23, 1999(a) to December 31, 1999	Period from March 2, 1999(a) to December 31, 1999	Period from March 2, 1999(a) to December 31, 1999	Period from May 11, 1999(a) to December 31, 1999	Period from March 11, 1999(a) to December 31, 1999
Investment Income:						
Dividend income	$ —	$ 91	$ 474	$ 44	$ —	$ 54
Distributions of realized gains	—	483	2,382	4	—	189
	—	574	2,856	49	—	243
Expenses:						
Mortality and expense risk charge	14,033	1,083	1,560	834	227	1,422
Net investment income (loss)	(14,033)	(509)	1,296	(786)	(227)	(1,179)
Gain (loss) on investments						
Net realized gain (loss) on investments	21,006	827	2,666	(215)	42	885
Net unrealized gain on investments	300,447	41,493	71,345	138	1,344	54,382
Net gain (loss) on investments	321,453	42,320	74,011	(77)	1,386	55,267
Increase (decrease) in net assets from operations	$307,420	$41,811	$75,307	$(863)	$1,159	$54,088

(a) Commencement of operations

See notes to financial statements.

STATEMENT OF OPERATIONS

JPF SEPARATE ACCOUNT C

	JPM Bond Division			JPM Equity Division		
	Year Ended December 31,			Year Ended December 31,		
	1999	1998	1997	1999	1998	1997
Investment Income:						
Dividend income	$ 157,202	$211,172	$140,731	$ 47,249	$ 59,408	$ 56,988
Distributions of realized gains	25,715	70,719	41,158	1,093,257	1,122,918	1,467,366
	182,917	281,891	181,889	1,140,506	1,182,326	1,524,354
Expenses:						
Mortality and expense risk charge	43,722	41,128	34,460	87,610	66,882	53,370
Net Investment Income	139,195	240,763	147,429	1,052,896	1,115,444	1,470,984
Gain (loss) on investments						
Net realized gain on investments	39,051	16,946	4,420	46,986	23,096	20,069
Net unrealized gain (loss) on investments	(292,233)	185,534	322,800	1,116,015	975,719	204,260
Net gain (loss) on investments	(253,182)	202,480	327,220	1,163,001	998,815	224,329
Increase (decrease) in net assets from operations	$(113,987)	$443,243	$474,649	$2,215,897	$2,114,259	$1,695,313

See notes to financial statements.

STATEMENT OF OPERATIONS

JPF SEPARATE ACCOUNT C

	JPM Small Company Division			JPM International Equity Division		
	Year Ended December 31,			Year Ended December 31,		
	1999	1998	1997	1999	1998	1997
Investment Income:						
Dividend income	$ 3,488	$ 6,349	$ 11,006	$ 74,154	$ 94,927	$ 217,676
Distributions of realized gains	139,901	183,024	579,516	282,839	271,211	685,191
	143,389	189,373	590,522	356,993	366,138	902,867
Expenses:						
Mortality and expense risk charge	31,439	29,939	26,511	49,903	43,148	42,648
Net investment income	111,950	159,434	564,011	307,090	322,990	860,219
Gain (loss) on investments						
Net realized gain (loss) on investments	7,473	(51,808)	4,007	14,424	(34,242)	42,615
Net unrealized gain (loss) on investments	1,914,682	(471,622)	221,164	2,191,122	(53,048)	(613,175)
Net gain (loss) on investments	1,922,155	(523,430)	225,171	2,205,546	(87,290)	(570,560)
Increase (decrease) in net assets from operations	$2,034,105	$(363,996)	789,182	$2,512,636	$235,700	$ 289,659

STATEMENT OF CHANGES IN NET ASSETS

JPF SEPARATE ACCOUNT C

	JPVF International Equity Division	JPVF World Growth Division	JPVF Global Hard Assets Division	JPVF Emerging Growth Division	JPVF Capital Growth Division	JPVF Small Company Division	JPVF Growth Division
	Period from February 23, 1999(a) to December 31, 1999	Period from March 4, 1999(a) to December 31, 1999	Period from March 13, 1999(a) to December 31, 1999	Period from February 23, 1999(a) to December 31, 1999	Period from February 23, 1999(a) to December 31, 1999	Period from February 23, 1999(a) to December 31, 1999	Period from March 2, 1999(a) to December 31, 1999
INCREASE IN NET ASSETS							
Operations:							
Net investment income (loss)	$ (1,627)	$ (575)	$ (74)	$ (3,112)	$ (6,095)	$ (636)	$ (2,324)
Net realized gain (loss) on investments	2,323	814	(19)	4,123	7,916	343	3,738
Net unrealized gain on investments	68,099	13,108	551	370,322	656,504	47,174	367,065
Increase in net assets from operations	68,795	13,347	458	371,333	658,325	46,881	368,479
Contractholder transactions—Note F:							
Transfers of net premiums	72,457	47,437	242	114,011	771,422	80,706	160,204
Transfers from/to General Account and within Separate Account, net	336,169	116,768	25,907	712,819	2,128,393	185,092	597,551
Transfers of cost of insurance	(41,930)	(12,716)	(760)	(70,643)	(272,183)	(19,776)	(43,454)
Transfers on account of other terminations	192	14	—	637	740	225	1,159
Net increase in net assets derived from contractholder transactions	366,888	151,503	25,389	756,824	2,628,372	246,247	715,460
Net increase in net assets	435,683	164,850	25,847	1,128,157	3,286,697	293,128	1,083,939
Balance at beginning of period	—	—	—	—	—	—	—
Balance at end of period	$435,683	$164,850	$25,847	$1,128,157	$3,286,697	$293,128	$1,083,939

(a) Commencement of operations

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

JPF SEPARATE ACCOUNT C

	JPVF Growth & Income Division	JPVF Balanced Division	JPVF High Yield Division	JPVF Money Market Division	Fidelity VIP II Contrafund Division	Fidelity VIP Equity Income Division	Fidelity VIP Growth Division
	Period from April 19, 1999(a) to December 31, 1999	Period from March 1, 1999(a) to December 31, 1999	Period from April 21, 1999(a) to December 31, 1999	Period from May 4, 1999(a) to December 31, 1999	Period from February 23, 1999(a) to December 31, 1999	Period from March 1, 1999(a) to December 31, 1999	Period from February 23, 1999(a) to December 31, 1999
INCREASE IN NET ASSETS							
Operations:							
Net investment income (loss)	$ (1,233)	$ (1,113)	$ 7,076	$ (7,959)	(4,941)	$ (2,419)	$ (6,980)
Net realized gain (loss) on investments	(778)	573	(77)	12,753	584	(2,179)	7,259
Net unrealized gain (loss) on investments	(6,085)	43,020	(6,130)	23,154	171,306	(3,300)	316,122
Increase (decrease) in net assets from operations	(8,096)	42,480	869	27,948	166,949	(7,898)	316,401
Contractholder transactions—Note F:							
Transfers of net premiums	109,403	47,357	21,319	724,751	289,540	237,178	542,341
Transfers from/to General Account and within Separate Account, net	256,971	324,227	84,200	928,042	1,056,645	414,677	1,215,840
Transfers of cost of insurance	(21,128)	(30,146)	(8,410)	(113,854)	(83,639)	(42,674)	(100,704)
Transfers on account of other terminations	(254)	174	(97)	(34)	1,327	(2,362)	(3,757)
Net increase in net assets derived from contractholder transactions	344,992	341,612	97,012	1,538,905	1,263,873	606,819	1,653,720
Net increase in net assets	336,896	384,092	97,881	1,566,853	1,430,822	598,921	1,970,121
Balance at beginning of period	—	—	—	—	—	—	—
Balance at end of period	$336,896	$384,092	$97,881	$1,566,853	1,430,822	$598,921	$1,970,121

(a) Commencement of operations

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

JPF SEPARATE ACCOUNT C

	Fidelity VIP II Index 500 Division	MFS Research Division	MFS Utilities Division	Oppenheimer Bond Division	Oppenheimer Strategic Bond Division	Templeton International II Division
	Period from February 23, 1999(a) to December 31, 1999	Period from February 23, 1999(a) to December 31, 1999	Period from March 2, 1999(a) to December 31, 1999	Period from March 2, 1999(a) to December 31, 1999	Period from May 11, 1999(a) to December 31, 1999	Period from March 11, 1999(a) to December 31, 1999
INCREASE IN NET ASSETS						
Operations:						
Net investment income (loss)	$ (14,033)	$ (509)	$ 1,296	$ (786)	$ (227)	$ (1,179)
Net realized gain (loss) on investments	21,006	827	2,666	(215)	42	885
Net unrealized gain on investments	300,447	41,493	71,345	138	1,344	54,382
Increase (decrease) in net assets from operations	307,420	41,811	75,307	(863)	1,159	54,088
Contractholder transactions—Note F:						
Transfers of net premiums	917,224	79,397	151,701	31,653	18,988	138,740
Transfers from/to General Account and within Separate Account, net	2,560,670	172,857	278,799	243,604	45,619	324,453
Transfers of cost of insurance	(330,207)	(22,223)	(32,666)	(26,326)	(5,429)	(28,235)
Transfers on account of other terminations	(1,517)	223	(599)	112	12	(578)
Net increase in net assets derived from contractholder transactions	3,146,170	230,254	397,235	249,043	59,190	434,380
Net increase in net assets	3,453,590	272,065	472,542	248,180	60,349	488,468
Balance at beginning of period	—	—	—	—	—	—
Balance at end of period	$3,453,590	$272,065	$472,542	$248,180	$60,349	$488,468

(a) Commencement of operations

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

JPF SEPARATE ACCOUNT C

	JPM Bond Division			JPM Equity Division		
	Year Ended December 31,			Year Ended December 31,		
	1999	1998	1997	1999	1998	1997
INCREASE IN NET ASSETS						
Operations:						
Net investment income	$ 139,195	$ 240,763	$ 147,429	$ 1,052,896	$ 1,115,444	$1,470,984
Net realized gain on investments	39,051	16,946	4,420	46,986	23,096	20,069
Net unrealized gain (loss) on investments	(292,233)	185,534	322,800	1,116,015	975,719	204,260
Increase (decrease) in net assets from operations	(113,987)	443,243	474,649	2,215,897	2,114,259	1,695,313
Contractholder transactions—Note F:						
Transfers of net premiums	385,372	237,096	354,690	909,227	955,232	765,854
Transfers from/to General Account and within Separate Account, net	(205,577)	(51,582)	3,566,167	598,343	114,046	2,227,022
Transfers of cost of insurance	(113,486)	(101,923)	(78,877)	(112,983)	(85,488)	(57,566)
Transfers on account of other terminations	(4,462)	(190)	(745)	(5,234)	(24,822)	(4,631)
Net increase in net assets derived from contractholder transactions	61,847	83,401	3,841,235	1,389,353	958,968	2,930,679
Net increase (decrease) in net assets	(52,140)	526,644	4,315,884	3,605,250	3,073,227	4,625,992
Balance at beginning of period	6,554,502	6,027,858	1,711,974	11,962,817	8,889,590	4,263,598
Balance at end of period	$6,502,362	$6,554,502	$6,027,858	$15,568,067	$11,962,817	$8,889,590

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

JPF SEPARATE ACCOUNT C

	JPM Small Company Division			JPM International Equity Division		
	Year Ended December 31,			Year Ended December 31,		
	1999	1998	1997	1999	1998	1997
INCREASE IN NET ASSETS						
Operations:						
Net investment income	$ 111,950	$ 159,434	$ 564,011	$ 307,090	$ 322,990	$ 860,219
Net realized gain (loss) on investments	7,473	(51,808)	4,007	14,424	(34,242)	42,615
Net unrealized gain (loss) on investments	1,914,682	(471,622)	221,164	2,191,122	(53,048)	(613,175)
Increase (decrease) in net assets from operations	2,034,105	(363,996)	789,182	2,512,636	235,700	289,659
Contractholder transactions—Note F:						
Transfers of net premiums	353,650	457,027	463,334	400,829	375,553	509,514
Transfers from/to General Account and within Separate Account, net	(58,134)	(116,427)	1,237,752	666,881	(190,570)	1,597,555
Transfers of cost of insurance	(34,537)	(34,671)	(27,349)	(71,594)	(61,094)	(54,916)
Transfers on account of other terminations	1,011	836	2,389	(754)	2,269	(5,439)
Net increase in net assets derived from contractholder transactions	261,990	306,765	1,676,126	995,362	126,158	2,046,714
Net increase (decrease) in net assets	2,296,095	(57,231)	2,465,308	3,507,998	361,858	2,336,373
Balance at beginning of period	4,496,141	4,553,372	2,088,064	6,703,298	6,341,440	4,005,067
Balance at end of period	$6,792,236	$4,496,141	$4,553,372	$10,211,296	$6,703,298	$6,341,440

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

JPF SEPARATE ACCOUNT C
December 31, 1999

NOTE A—ORGANIZATION OF ACCOUNT

JPF Separate Account C (the "Separate Account") is a separate account of Jefferson Pilot Financial Insurance Company ("JP Financial"). The Separate Account is organized as a unit investment trust registered under the Investment Company Act of 1940 as amended. It was established for the purpose of funding flexible premium variable life insurance policies issued by JP Financial. As of December 31, 1999, the Separate Account is comprised of twenty-four investment divisions, eleven of which invest exclusively in the corresponding portfolios of the Jefferson-Pilot Variable Fund, Inc., four of which invests in Series Trust II, one of which invests in the Templeton International Fund, four of which invest in certain Fidelity Portfolios, two of which invest in certain Oppenheimer Funds, and two of which invest in certain MFS Funds, all diversified Series Investment Companies.

NOTE B—SIGNIFICANT ACCOUNTING POLICIES

Valuation of Investments: Investments in shares of the Trust are valued at the net asset value per share which is calculated each day the New York Stock Exchange is open for trading.

Investment Income: Dividend income and distributions of realized gains are recorded on the ex-dividend date.

Investment Transactions: Purchases and sales of shares of the Trust are recorded as of the trade date, the date the transaction is executed.

Federal Income Taxes: The operations of the Separate Account are included in the federal income tax return of JP Financial which is taxed as a life insurance company under the Internal Revenue Code. Under current law, no federal income taxes are payable with respect to the Separate Account.

Expenses: Currently, the Separate Account contains the net assets of two variable insurance policies, Ensemble SL and Heritage. A mortality and expense risk charge, payable to JP Financial, is accrued daily which will not exceed 1% and .65% of the average net asset value of each division of the Separate Account on an annual basis for Ensemble SL and Heritage, respectively.

Use of Estimates: The accompanying financial statements of the Separate Account have been prepared in accordance with generally accepted accounting principles. The preparation of financial statements requires management to make estimates that affect amounts reported in the financial statements and accompanying notes. Such estimates could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

NOTE C—AFFILIATED COMPANY TRANSACTIONS

Administrative services necessary for the operation of the Separate Account are provided by Jefferson Pilot Life Insurance Company, an affiliate of JP Financial. JP Financial is the principal underwriter of the variable insurance contracts that utilize the Separate Account. Jefferson Pilot Securities Corporation, an affiliate of the Company is the distributor.

NOTE D—DIVERSIFICATION REQUIREMENTS

Under the provisions of Section 817(h) of the Internal Revenue Code, a variable life insurance contract will be subject to federal income taxes on the income earned on the contract for any period for which the investments of the segregated assets account, on which the contract is based, are not adequately diversified. The code provides that the "adequately diversified" requirement may be met if the underlying investments satisfy either a statutory safe harbor test or diversification requirements set forth in regulations issued by the Secretary of Treasury.

The Internal Revenue Service has issued regulations under Section 817(h) of the Code. The Company believes that the segregated asset account satisfies the current requirements of the regulations, and it intends that the segregated asset account will continue to meet such requirements.

JPF Separate Account C
December 31, 1999

NOTE E—INVESTMENTS

In determining the net realized gain or loss on sales of shares of the Trust, the cost of shares sold has been determined on an average cost basis. For federal income tax purposes, the cost of shares owned at December 31, 1999 is the same as for financial reporting purposes.

Following is a summary of shares of each portfolio of the Trust owned by the respective divisions of the Separate Account and the related net asset values at December 31, 1999.

	Shares	Net Asset Value Per Share
JPVF International Equity Portfolio	27,111	$ 16.069385
JPVF World Growth Portfolio	6,322	26.076172
JPVF Global Hard Assets Portfolio	2,875	8.990947
JPVF Emerging Growth Portfolio	27,737	40.674453
JPVF Capital Growth Portfolio	82,672	39.265001
JPVF Small Company Portfolio	16,237	18.054505
JPVF Growth Portfolio	44,616	23.377614
JPVF Growth & Income Portfolio	16,793	20.063152
JPVF Balanced Portfolio	25,154	15.270695
JPVF High Yield Portfolio	9,846	9.188039
JPVF Money Market Portfolio	144,470	10.846432
Fidelity VIP II Contrafund Portfolio	49,087	29.150000
Fidelity VIP Equity Income Portfolio	23,295	25.710000
Fidelity VIP Growth Portfolio	34,385	54.930000
Fidelity VIP II Index 500 Portfolio	20,631	167.410000
MFS Research Series Portfolio	11,658	23.340000
MFS Utilities Series Portfolio	19,560	24.160000
Oppenheimer Bond Portfolio	21,545	11.520000
Oppenheimer Strategic Bond Portfolio	12,144	4.970000
Templeton International II	22,074	22.130000
JPM Bond Portfolio	578,533	11.240000
JPM Equity Portfolio	897,343	17.350000
JPM Small Company Portfolio	406,013	16.730000
JPM International Equity Portfolio	738,383	13.830000

NOTES TO FINANCIAL STATEMENTS

JPF SEPARATE ACCOUNT C
December 31, 1999

NOTE F—CONTRACTHOLDER TRANSACTIONS (Continued)

	For the period(a) February 23 through December 31, 1999	
	Units	Amount
JPVF International Equity		
Issuance of units	43,392	$ 486,885
Redemptions of units	10,538	119,997
Net Increase	32,854	$ 366,888

	For the period(a) February 23 through December 31, 1999	
	Units	Amount
JPVF Small Company		
Issuance of units	26,385	$274,181
Redemptions of units	2,673	27,934
Net Increase	23,712	$246,247

	For the period(a) March 4 through December 31, 1999	
	Units	Amount
JPVF World Growth		
Issuance of units	16,232	$ 190,731
Redemptions of units	3,280	39,228
Net Increase	12,952	$ 151,503

	For the period(a) March 2 through December 31, 1999	
	Units	Amount
JPVF Growth		
Issuance of units	67,372	$789,946
Redemptions of units	6,195	74,486
Net Increase	61,177	$715,460

	For the period(a) May 13 through December 31, 1999	
	Units	Amount
JPVF Global Hard Assets		
Issuance of units	2,701	$ 26,228
Redemptions of units	88	839
Net Increase	2,613	$ 25,389

	For the period(a) April 19 through December 31, 1999	
	Units	Amount
JPVF Growth & Income		
Issuance of units	39,200	$396,925
Redemptions of units	5,227	51,933
Net Increase	33,973	$344,992

	For the period(a) February 23 through December 31, 1999	
	Units	Amount
JPVF Emerging Growth		
Issuance of units	78,062	$ 881,392
Redemptions of units	10,944	124,568
Net Increase	67,118	$ 756,824

	For the period(a) March 1 through December 31, 1999	
	Units	Amount
JPVF Balanced		
Issuance of units	34,910	$384,740
Redemptions of units	3,911	43,128
Net Increase	30,999	$341,612

	For the period(a) February 23 through December 31, 1999	
	Units	Amount
JPVF Capital Growth		
Issuance of units	291,053	$3,145,012
Redemptions of units	46,899	516,640
Net Increase	244,154	$2,628,372

	For the period(a) April 21 through December 31, 1999	
	Units	Amount
JPVF High Yield Bond		
Issuance of units	11,839	$114,809
Redemptions of units	1,843	17,797
Net Increase	9,996	$ 97,012

(a) Commencement of operations

NOTES TO FINANCIAL STATEMENTS (Continued)

JPF SEPARATE ACCOUNT C
December 31, 1999

NOTE F—CONTRACTHOLDER TRANSACTIONS (Continued)

	For the period(a) April 21 through December 31, 1999	
	Units	Amount
JPVF Money Market		
Issuance of units	417,930	$4,211,484
Redemptions of units	264,877	2,672,579
Net Increase	153,053	$1,538,905

	For the period(a) April 21 through December 31, 1999	
	Units	Amount
MFS Research Series		
Issuance of units	28,233	$289,879
Redemptions of units	5,716	59,625
Net Increase	22,517	$230,254

	For the period(a) April 21 through December 31, 1999	
	Units	Amount
Fidelity VIP II Contrafund		
Issuance of units	140,836	$1,473,147
Redemptions of units	19,982	209,274
Net Increase	120,854	$1,263,873

	For the period(a) March 2 through December 31, 1999	
	Units	Amount
MFS Utilities		
Issuance of units	44,908	$511,755
Redemptions of units	9,820	114,520
Net Increase	35,088	$397,235

	For the period(a) March 1 through December 31, 1999	
	Units	Amount
Fidelity VIP Equity Income		
Issuance of units	83,761	$ 906,940
Redemptions of units	27,820	300,121
Net Increase	55,941	$ 606,819

	For the period(a) March 2 through December 31, 1999	
	Units	Amount
Oppenheimer Bond		
Issuance of units	30,616	$304,650
Redemptions of units	5,594	55,607
Net Increase	25,022	$249,043

	For the period(a) February 23 through December 31, 1999	
	Units	Amount
Fidelity VIP Growth		
Issuance of units	181,537	$1,965,879
Redemptions of units	28,149	312,159
Net Increase	153,388	$1,653,720

	For the period(a) March 2 through December 31, 1999	
	Units	Amount
Oppenheimer Strategic Bond		
Issuance of units	7,112	$ 69,880
Redemptions of units	1,086	10,690
Net Increase	6,026	$ 59,190

	For the period(a) April 21 through December 31, 1999	
	Units	Amount
Fidelity VIP II Index 500		
Issuance of units	380,299	$4,020,009
Redemptions of units	81,161	873,839
Net Increase	299,138	$3,146,170

	For the period(a) March 2 through December 31, 1999	
	Units	Amount
Templeton International		
Issuance of units	42,112	$477,580
Redemptions of units	3,745	43,200
Net Increase	38,367	$434,380

(a) Commencement of operations

NOTES TO FINANCIAL STATEMENTS—(Continued)

JPF SEPARATE ACCOUNT C
December 31, 1999

NOTE F—CONTRACTHOLDER TRANSACTIONS (Continued)

	Year Ended December 31,					
	1999		1998		1997	
	Units	Amount	Units	Amount	Units	Amount
JPM Bond Division						
Issuance of units	65,610	$ 889,597	20,177	$ 267,002	333,164	$3,936,415
Redemptions of units	61,302	827,750	13,892	183,601	7,769	95,180
Net Increase	4,308	$ 61,847	6,285	$ 83,401	325,395	$3,841,235
JPM Equity Division						
Issuance of units	58,484	$1,602,906	57,919	$1,262,450	248,888	$4,443,329
Redemptions of units	7,984	213,553	14,721	303,482	76,883	1,512,650
Net Increase	50,500	$1,389,353	43,198	$ 958,968	172,005	$2,930,679
JPM Small Company Division						
Issuance of units	24,186	$ 482,201	32,795	$ 639,061	169,487	$2,966,326
Redemptions of units	11,113	220,211	20,659	332,296	65,988	1,290,200
Net Increase	13,073	$ 261,990	12,136	$ 306,765	103,499	$1,676,126
JPM International Equity Division						
Issuance of units	69,916	$1,157,396	31,575	$ 434,702	233,614	$2,947,905
Redemptions of units	10,178	162,034	23,925	308,544	70,489	901,191
Net Increase	59,738	$ 995,362	7,650	$ 126,158	163,125	$2,046,714